
10010049



SEC
Mail Processing
Section

JAN 21 2010

Washington, DC
122

Agilent Technologies, Inc.

2009 Annual Report to Stockholders

2009 Annual Report Consolidated Financial Statements



Agilent Technologies

Annual Report

2009 Annual Report to Stockholders

2009 Annual Report Consolidated Financial Statements



To our stockholders,

Fiscal 2009 was a difficult year for the global economy, and Agilent was not immune to the effects of the downturn. Annual revenues of $4.5 billion were down $1.3 billion from 2008. Operating profit and earnings per share also declined from the previous year.

However, we made three fundamental decisions that position us well for the future as the economy begins to improve and we emerge from the downturn.

We responded aggressively to the economic downturn

We began to take proactive measures in the third quarter of fiscal 2008, when the downturn was just beginning. We took a series of aggressive measures to control expenses, reduce manufacturing costs, exit some of our businesses and focus our R&D investments.

These measures included restrictions on hiring, travel and discretionary expenses, as well as a companywide payroll reduction. We announced restructuring within our Global Infrastructure Organization and Electronic Measurement business. And we initiated several other programs to reduce fixed costs and increase variable costs, such as expanding our indirect channels.

As a result of our efforts, we expect to realize a total of $525 million in annual run-rate savings. In recognition of the progress we have made, we have restored full pay to all employees effective November 1, 2009. Our Global Infrastructure Organization will complete its restructuring by the first quarter of fiscal 2010. Our Electronic Measurement Group will complete its restructuring by the second quarter.

Agilent has remained cash-flow positive throughout the current downturn. We are pleased that our rapid response has enabled us to successfully manage through the downturn while being well positioned to take advantage of an upturn in the market.

We ensured that we had sufficient funding of our new product programs

Even as the company navigated through this very difficult time, we managed in such a way that we did not jeopardize our investments in growth initiatives and future technologies.

In **electronic measurement**, we introduced new economy and mid-range families of oscilloscopes. With the launch of our high-performance PXA and low-cost CXA series of signal analyzers, we now offer a full range of solutions and price/performance on a single common platform, providing our strongest-ever offering in signal analyzers. The PXA is currently the highest-performing signal analyzer in the world.

Our investment in the Agilent PNA-X series of vector network analyzers has resulted in sequential order growth throughout the downturn. Wireless R&D and Aerospace/Defense market segments are adopting this platform for complete component characterization and modeling. Finally, we continue to invest heavily in Long-Term Evolution (LTE) and are committed to be the test leader in the next generation of wireless communications technologies.

In **chemical analysis**, we continued our new-product investments in platforms including gas chromatography (GC), GC triple-quadrupole (GC-QQQ) and inductively-coupled plasma mass spectrometry (ICP-MS). We also introduced technology innovations in sample preparation, GC inert columns and high-pressure liquid chromatography (LC) columns.

In **life sciences**, we continued to see strong market acceptance of the new Agilent 1290 Infinity LC platform, as well as continued momentum in new technologies such as LC mass spectrometry (LC/MS) and microarrays. We have seen strong demand from the introduction of our SureSelect kits for next-generation sequencing, as well as for our bio-analyzer kits.

In summary, Agilent invested more than $600 million in R&D in fiscal 2009, comprising 14 percent of overall revenues. We believe that our commitment to technology leadership will position us well in fiscal 2010.

We took steps to acquire Varian

Our planned acquisition of Varian, another Silicon Valley pioneer in high technology, will represent the largest acquisition in Agilent's history. This is a major step in our transformation into a leading bio-analytical measurement company.

The two companies share common histories and cultures. We can build on our complementary technologies, and we each bring expertise and experience across different geographies and applications. We expect that our combined company will be able to provide customers with a more comprehensive set of solutions across a wider range of markets in the areas of applied chemical and life sciences.

As of this writing, the acquisition close is anticipated early in calendar 2010, subject to regulatory approval and customary closing conditions. Throughout the year we will have teams dedicated to a successful integration of the two companies.

The year ahead in 2010

We believe that Agilent has emerged from the global economic downturn in a position of strength. While it seems evident that we are past the worst of the global downturn, the pace of recovery is expected to be slow and to vary considerably by market and geography.

We remain diligent and focused on meeting our customers' needs, meeting our financial commitments and returning value to our shareholders. At the same time, we continue to invest in current and future market opportunities. We are committed to maintaining our leadership as the world's premier measurement company.



Bill Sullivan
President and Chief Executive Officer

January 19, 2010

Agilent at a Glance

Agilent is the world's premier measurement company providing core bio-analytical and electronic measurement solutions to the communications, electronics, life sciences and chemical analysis industries.

For the fiscal year ended October 31, 2009, we have three business segments comprised of the electronic measurement business, the bio-analytical measurement business and the semiconductor and board test business. Our electronic measurement business focuses on the communications and electronics industries. Our bio-analytical measurement business focuses on the life sciences industry and in the environmental, chemical, food and petrochemical industries. Our semiconductor and board test business provides standard and customized measurement instruments and systems which enable customers to develop and test state-of-the-art semiconductors, test and inspect printed circuit boards, perform functional testing, and measure position and distance information to the sub-nanometer level. In addition to our three businesses, we conduct centralized research through Agilent Technologies Laboratories. Each of our businesses, including Agilent Labs, is supported by our global infrastructure organization, which provides shared services in the areas of finance, information technology, legal, workplace services and human resources.

We sell our products primarily through direct sales, but we also utilize distributors, resellers, manufacturer's representatives, telesales and electronic commerce. Of our total net revenue of $4.48 billion for the fiscal year ended October 31, 2009, we generated 33 percent in the U.S. and 67 percent outside the U.S. As of October 31, 2009, we employed approximately 16,800 people worldwide. Our primary research and development and manufacturing sites are in California, Colorado, Delaware and Washington in the U.S. and in China, Germany, India, Japan, Malaysia, Singapore and the United Kingdom.

Business Group	2009 Net Revenue	Description
Electronic Measurement	**$2.3** billion	***Summary:*** Our electronic measurement business provides standard and customized electronic measurement instruments and systems monitoring, management and optimization tools for communications networks and services, software design tools and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment and communications networks and services. Our electronic measurement business employed approximately 8,800 people worldwide as of October 31, 2009. ***Markets:*** The markets for our electronic measurement business include communications test and general purpose test. We market our communications test products and services to network equipment manufacturers, handset manufacturers, and communications service providers. The communications test market accounted for approximately 39 percent of revenue from our electronic measurement business in 2009. We market our general purpose test products and services to the electronics industry and other industries with significant electronic content such as the aerospace and defense, computer and semiconductor industries. The general purpose test market accounted for approximately 61 percent of revenue from our electronic measurement business in 2009.

Business Group	2009 Net Revenue	Description
		Product areas: We divide our electronic measurement products into communications test products and general purpose test products. We sell communications test products and services for a wide range of communications networks and systems including wireless communications and microwave networks, voice, broadband, data, and fiber optic networks. In addition, we provide assistance with installation and maintenance of our products and network assurance systems to enable network operators to maximize network utilization, uptime and quality of service. We sell the following types of products into the general purpose test market: general purpose instruments, modular instruments and test software, digital test design products, high frequency electronic design tools, and electronics manufacturing test equipment.
Bio-Analytical Measurement	**$2.1** billion	***Summary:*** Our bio-analytical measurement business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Our bio-analytical measurement business employed approximately 5,100 people worldwide as of October 31, 2009. ***Markets:*** The markets for our bio-analytical measurement business include life sciences and chemical analysis. Within the life sciences, we focus on the pharmaceutical, biotechnology, contract research organizations and contract manufacturing organizations market, and the academic and government market. Our life science markets accounted for approximately 47 percent of revenue from our bio-analytical measurement business in 2009. Within chemical analysis, we focus on the petrochemical and chemical, environmental, forensics and homeland security, and bioagriculture and food safety markets. Our chemical analysis markets accounted for approximately 53 percent of revenue from the bio-analytical measurement business in 2009. ***Product areas:*** The key product categories for the bio-analytical measurement business include: liquid chromatography, gas chromatography, mass spectrometry, microarrays, inductively coupled plasma mass spectrometry, microfluidics, electrophoresis, laboratory automation and robotics, Polymerase Chain Reaction (PCR) instrumentation, software and informatics, and related bioreagents, consumables and services.

Business Group	2009 Net Revenue	Description
Semiconductor and Board Test	**$0.2** billion	***Summary:*** Our semiconductor and board test business provides standard and customized measurement instruments and systems which enable customers to develop and test state-of-the-art semiconductors, test and inspect printed circuit boards, perform functional testing, and measure position and distance information to the sub-nanometer level. We employed approximately 700 people in our semiconductor and board test business as of October 31, 2009. ***Markets:*** The markets for our semiconductor and board test business include semiconductor development and test, semiconductor and flat panel display lithography and printed circuit board assembly and test. ***Product areas:*** The key product categories for the semiconductor and board test business include: parametric test instruments and systems, in-circuit board test systems, and laser inferometer position measurement systems.

Agilent Research Laboratories	Agilent Research Laboratories is our central research organization based in Santa Clara, California, with satellite offices in Beijing, China; Leuven, Belgium; and South Queensferry, Scotland. Agilent Research Laboratories create competitive advantage through high-impact technology, driving market leadership and growth in Agilent's core businesses and expanding Agilent's measurement footprint into adjacent markets. At the cross-roads of the organization, the Research Labs are able to identify and enable synergies across Agilent's businesses to create competitive differentiation and compelling customer value. The technical staff have advanced degrees that cover a wide range of scientific and engineering fields, including biology, chemistry, computer science, distributed measurement, electrical engineering, image processing, materials science, mathematics, nano/microfabrication, microfluidics, software, informatics, optics, physics, physiology and signal processing.
Global Infrastructure Organization	We provide support to our businesses through our global infrastructure organization. This support includes services in the areas of finance, legal, workplace services, human resources and information technology. These organizations are generally headquartered in Santa Clara, California, with services provided worldwide. As of the end of October 2009, our global infrastructure organization employed approximately 2,200 people, including the Agilent Labs researchers.

Senior Executives

William P. Sullivan,
President and Chief Executive Officer

Adrian T. Dillon
Executive Vice President, Finance and Administration, Chief Financial Officer

Jean M. Halloran
Senior Vice President, Human Resources

Marie Oh Huber
Senior Vice President, General Counsel and Secretary

Michael R. McMullen
Senior Vice President and President, Chemical Analysis Group

Ronald S. Nersesian
Senior Vice President, Agilent and President, Electronic Measurement Group

Nicolas H. Roelofs
Senior Vice President, Agilent and President, Life Sciences Group

Darlene Solomon
Vice President, Director of Agilent Laboratories and Chief Technology Officer

Officers

Gooi Soon Chai
Vice President and General Manager, Electronic Instruments Business Unit Electronic Measurement Group

Didier Hirsch
Vice President, Corporate Controllership and Tax and Chief Accounting Officer

Lonnie G. Justice
Vice President and General Manager, Sales, Service and Support, Chemical Analysis Group

Saleem N. Odeh
Vice President and General Manager, Sales, Service and Support Electronic Measurement Group

Shiela B. Robertson
Vice President, Corporate Development & Strategy

Hilliard C. Terry, III
Vice President, Treasurer

Stephen D. Williams
Vice President, Assistant General Counsel and Assistant Secretary

Directors

James G. Cullen
Chairman of the Board of Directors of Agilent, Retired President and Chief Operating Officer of Bell Atlantic Corporation (now known as Verizon)

Paul N. Clark
Former Chief Executive Officer and President of ICOS Corporation

Heidi Fields
Executive Vice President and Chief Financial Officer of Blue Shield of California

Robert J. Herbold
Retired Executive Vice President of Microsoft Corporation

Koh Boon Hwee
Chairman of DBS Group Holdings Ltd

Robert L. Joss
Professor of Finance and Former Dean of the Graduate School of Business of Stanford University

David M. Lawrence, M.D.
Retired Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals

A. Barry Rand
Chief Executive Officer of AARP
Chairman Emeritus of Avis Group Holdings, Inc.

William P. Sullivan,
President and Chief Executive Officer of Agilent Technologies, Inc.

Board Committees

Audit & Finance Committee
Heidi Fields, Chairperson
Robert J. Herbold
Robert L. Joss

Compensation Committee
David M. Lawrence, M.D., Chairperson
Paul N. Clark
Koh Boon Hwee
A. Barry Rand

Nominating/Corporate Governance Committee
James G. Cullen Chairperson
Paul N. Clark
Heidi Fields
Robert J. Herbold
Koh Boon Hwee
Robert L. Joss
David M. Lawrence, M.D.
A. Barry Rand

Executive Committee
James G. Cullen, Chairperson
William P. Sullivan

All Senior Executives, except Darlene Solomon, are executive officers of Agilent under Section 16 of the Securities Exchange Act of 1934.

Agilent's annual meeting of stockholders will take place on Tuesday, March 2, 2010 at 10:00 a.m. at the South San Francisco Conference Center, 255 South Airport Boulevard, South San Francisco, California.

Investor Information

Please see the full and audited financial statements and footnotes contained in this booklet. To receive paper copies of the annual report, proxy statement, Form 10-K, earnings announcements and other financial information, people in the United States and Canada should call our toll-free number: (877) 942-4200. In addition, you can access this financial information at Agilent's Investor Relations Web site. The address is http://www.investor.agilent.com. This information is also available by writing to the address provided under the Investor Contact heading below.

Corporate Governance, Business Conduct and Ethics

Agilent's Amended and Restated Corporate Governance Standards, the charters of our Audit and Finance Committee, our Compensation Committee, our Executive Committee and our Nominating/Corporate Governance Committee, as well as our Standards of Business Conduct (including code of ethics provisions that apply to our principal executive officer, principal financial officer, principal accounting officer and senior financial officers) are available on our website at www.investor.agilent.com under "Corporate Governance". These items are also available in print to any stockholder in the United States and Canada who requests them by calling (877) 942-4200. This information is also available by writing to the company at the headquarters' address provided below.

Transfer Agent and Registrar

Please contact our transfer agent, at the phone number or address listed below, with any questions about stock certificates, transfer of ownership or other matters pertaining to your stock account.

Computershare Investor Services
250 Royall Street
Canton, MA 02021
United States

If calling from anywhere within the United States and Canada: (877) 309-9856.

If calling from outside the United States: (312) 588-4672.

The e-mail address for general shareholder inquiries for Computershare is: www.computershare.com/contactus.

Investor Contact

Agilent Technologies, Inc.
Investor Relations Department
5301 Stevens Creek Boulevard
Santa Clara, CA 95051

You can also contact the Investor Relations Department via e-mail at the Agilent Investor Relations Web site at http://www.investor.agilent.com. Click "Information Request" under the "Investor Information" tab to send a message.

Agilent Headquarters

Agilent Technologies, Inc.
5301 Stevens Creek Boulevard
Santa Clara, CA 95051
Phone: (408) 553-2424

Common Stock

Agilent is listed on the New York Stock Exchange and our ticker symbol is "A." There were approximately 43,583 registered stockholders as of December 31, 2009. We do not currently offer direct purchase of Agilent shares from the company or a dividend re-investment plan (DRIP).

The following tables summarize the high and low stock prices by period for Agilent's common stock.

Fiscal 2009	**High**	**Low**
First Quarter (ended January 31, 2009)	$25.07	$14.76
Second Quarter (ended April 30, 2009)	$19.69	$12.02
Third Quarter (ended July 31, 2009)	$23.89	$17.26
Fourth Quarter (ended October 31, 2009)	$29.38	$23.14

Fiscal 2008	**High**	**Low**
First Quarter (ended January 31, 2008)	$38.24	$31.26
Second Quarter (ended April 30, 2008)	$34.86	$28.79
Third Quarter (ended July 31, 2008)	$38.00	$29.89
Fourth Quarter (ended October 31, 2008)	$37.25	$18.75

We have not paid any cash dividends to date, and we currently intend to retain any future income to fund the development and growth of our business and fund stock repurchases from time to time. Our management and Board of Directors continually evaluate our capitalization strategy.

STOCK PRICE PERFORMANCE GRAPH

The graph below shows the cumulative total stockholder return, assuming the investment of $100 (and the reinvestment of any dividends thereafter) for the period beginning on October 31, 2004, and ending on October 31, 2009, on each of: Agilent's common stock; the S&P 500 Index; and two Peer Groups. The Prior Peer Group is composed of high technology and measurement public companies in the S&P Information Technology Sector (excluding the Software and Services Groups) and including the S&P Healthcare Equipment Group and S&P Life Sciences Tools and Services Group that compete in sectors related to Agilent's businesses ("Prior Peer Group"). For fiscal year 2009, we changed our peer group to a new group which includes all companies in the S&P Information Technology Sector, the S&P Healthcare Sector, and the S&P Industrials Sector (the "New Peer Group"). The New Peer Group provides a broader index for comparison, better alignment with shareholder investment choices and decreases the need to adjust the peer group based on S&P changes. A complete list of the companies in each of the Prior Peer Group and the New Peer Group are provided below. Agilent's stock price performance shown in the following graph is not indicative of future stock price performance. The data for this performance graph was compiled for us by Standard and Poor's.

Comparison of 5 Years (10/31/2004 to 10/31/2009) Cumulative Total Return Among Agilent Technologies, the S&P 500 Index, and the two Peer Group Indexes


$160
$140
$120
$100
$80
10/31/2004
10/31/2005
10/31/2006
10/31/2007
10/31/2008
10/31/2009
Agilent Technologies
S&P 500
New Peer Group
Prior Peer Group

New Peer Group	Prior Peer Group
3M CO	ADVANCED MICRO DEVICES
ABBOTT LABORATORIES	AGILENT TECHNOLOGIES INC.
ADOBE SYSTEMS INC	ALTERA CORP
ADVANCED MICRO DEVICES	AMPHENOL CORP
AETNA INC	ANALOG DEVICES
AFFILIATED COMPUTER SERVICES	APPLE INC
AGILENT TECHNOLOGIES INC	APPLIED MATERIALS INC
AKAMAI TECHNOLOGIES INC	BARD (C.R.) INC
ALLERGAN INC	BAXTER INTERNATIONAL INC

New Peer Group

ALTERA CORP
AMERISOURCEBERGEN CORP
AMGEN INC
AMPHENOL CORP
ANALOG DEVICES
APPLE INC
APPLIED MATERIALS INC
AUTODESK INC
AUTOMATIC DATA PROCESSING
AVERY DENNISON CORP
BARD (C.R.) INC
BAXTER INTERNATIONAL INC
BECTON DICKINSON & CO
BIOGEN IDEC INC
BMC SOFTWARE INC.
BOEING CO
BOSTON SCIENTIFIC CORP
BRISTOL-MYERS SQUIBB CO
BROADCOM CORP -CL A
BURLINGTON NORTHERN SANTA FE
C H ROBINSON WORLDWIDE INC
CA INC
CARDINAL HEALTH INC
CAREFUSION CORP
CATERPILLAR INC
CELGENE CORP
CEPHALON INC
CIENA CORP
CIGNA CORP
CINTAS CORP
CISCO SYSTEMS INC
CITRIX SYSTEMS INC
COGNIZANT TECH SOLUTIONS
COMPUTER SCIENCES CORP
COMPUWARE CORP
CONVERGYS CORP
CORNING INC
COVENTRY HEALTH CARE INC
CSX CORP
CUMMINS INC
DANAHER CORP
DAVITA INC
DEERE & CO
DELL INC
DENTSPLY INTERNATL INC
DONNELLEY (R R) & SONS CO
DOVER CORP
DUN & BRADSTREET CORP
EATON CORP
EBAY INC

Prior Peer Group

BECTON DICKINSON & CO
BOSTON SCIENTIFIC CORP
BROADCOM CORP -CL A
CAREFUSION CORP
CIENA CORP
CISCO SYSTEMS INC
CORNING INC
DELL INC
EMC CORP/MA
FLIR SYSTEMS INC
HARRIS CORP
HEWLETT-PACKARD CO
HOSPIRA INC
INTEL CORP
INTL BUSINESS MACHINES CORP
INTUITIVE SURGICAL INC
JABIL CIRCUIT INC
JDS UNIPHASE CORP
JUNIPER NETWORKS INC
KLA-TENCOR CORP
LEXMARK INTL INC -CL A
LIFE TECHNOLOGIES CORP
LINEAR TECHNOLOGY CORP
LSI CORP
MEDTRONIC INC
MEMC ELECTRONIC MATERIALS INC
MICROCHIP TECHNOLOGY INC
MICRON TECHNOLOGY INC
MILLIPORE CORP
MOLEX INC
MOTOROLA INC
NATIONAL SEMICONDUCTOR CORP
NETAPP INC
NOVELLUS SYSTEMS INC.
NVIDIA CORP
PERKINELMER INC
QLOGIC CORP
QUALCOMM INC
SANDISK CORP
ST JUDE MEDICAL INC
STRYKER CORP
SUN MICROSYSTEMS INC
TELLABS INC
TERADATA CORP
TERADYNE INC
TEXAS INSTRUMENTS INC
THERMO FISHER SCIENTIFIC INC
VARIAN MEDICAL SYSTEMS INC
WATERS CORP
WESTERN DIGITAL CORP

New Peer Group

ELECTRONIC ARTS INC
EMC CORP/MA
EMERSON ELECTRIC CO
EQUIFAX INC
EXPEDITORS INTL WASH INC
EXPRESS SCRIPTS INC
FASTENAL CO
FEDEX CORP
FIDELITY NATIONAL INFO SVCS
FIRST SOLAR INC
FISERV INC
FLIR SYSTEMS INC
FLOWSERVE CORP
FLUOR CORP
FOREST LABORATORIES -CL A
GENERAL DYNAMICS CORP
GENERAL ELECTRIC CO
GENZYME CORP
GILEAD SCIENCES INC
GOODRICH CORP
GOOGLE INC
GRAINGER (W W) INC
HARRIS CORP
HEWLETT-PACKARD CO
HONEYWELL INTERNATIONAL INC
HOSPIRA INC
HUMANA INC
ILLINOIS TOOL WORKS
IMS HEALTH INC
INTEL CORP
INTL BUSINESS MACHINES CORP
INTUIT INC
INTUITIVE SURGICAL INC
IRON MOUNTAIN INC
ITT CORP
JABIL CIRCUIT INC
JACOBS ENGINEERING GROUP INC
JDS UNIPHASE CORP
JOHNSON & JOHNSON
JUNIPER NETWORKS INC
KING PHARMACEUTICALS INC
KLA-TENCOR CORP
L-3 COMMUNICATIONS HLDGS INC
LABORATORY CP OF AMER HLDGS
LEXMARK INTL INC -CL A
LIFE TECHNOLOGIES CORP
LILLY (ELI) & CO
LINEAR TECHNOLOGY CORP
LOCKHEED MARTIN CORP
LSI CORP

Prior Peer Group

XEROX CORP
XILINX INC
ZIMMER HOLDINGS INC

New Peer Group	Prior Peer Group
MASCO CORP	
MASTERCARD INC	
MCAFEE INC	
MCKESSON CORP	
MEDCO HEALTH SOLUTIONS INC	
MEDTRONIC INC	
MEMC ELECTRONIC MATRIALS INC	
MERCK & CO	
MICROCHIP TECHNOLOGY INC	
MICRON TECHNOLOGY INC	
MICROSOFT CORP	
MILLIPORE CORP	
MOLEX INC	
MONSTER WORLDWIDE INC	
MOTOROLA INC	
MYLAN INC	
NATIONAL SEMICONDUCTOR CORP	
NETAPP INC	
NORFOLK SOUTHERN CORP	
NORTHROP GRUMMAN CORP	
NOVELL INC	
NOVELLUS SYSTEMS INC	
NVIDIA CORP	
ORACLE CORP	
PACCAR INC	
PALL CORP	
PARKER-HANNIFIN CORP	
PATTERSON COMPANIES INC	
PAYCHEX INC	
PERKINELMER INC	
PFIZER INC	
PITNEY BOWES INC	
PRECISION CASTPARTS CORP	
QLOGIC CORP	
QUALCOMM INC	
QUANTA SERVICES INC	
QUEST DIAGNOSTICS INC	
RAYTHEON CO	
RED HAT INC	
REPUBLIC SERVICES INC	
ROBERT HALF INTL INC	
ROCKWELL AUTOMATION	
ROCKWELL COLLINS INC	
RYDER SYSTEM INC	
SALESFORCE.COM INC	
SANDISK CORP	
SCHERING-PLOUGH	
SNAP-ON INC	
SOUTHWEST AIRLINES	
ST JUDE MEDICAL INC	

New Peer Group	Prior Peer Group
STANLEY WORKS	
STERICYCLE INC	
STRYKER CORP	
SUN MICROSYSTEMS INC	
SYMANTEC CORP	
TELLABS INC	
TENET HEALTHCARE CORP	
TERADATA CORP	
TERADYNE INC	
TEXAS INSTRUMENTS INC	
TEXTRON INC	
THERMO FISHER SCIENTIFIC INC	
TOTAL SYSTEM SERVICES INC	
UNION PACIFIC CORP	
UNITED PARCEL SERVICE INC	
UNITED TECHNOLOGIES CORP	
UNITEDHEALTH GROUP INC	
VARIAN MEDICAL SYSTEMS INC	
VERISIGN INC	
WASTE MANAGEMENT INC	
WATERS CORP	
WATSON PHARMACEUTICALS INC	
WELLPOINT INC	
WESTERN DIGITAL CORP	
WESTERN UNION CO	
XEROX CORP	
XILINX INC	
YAHOO INC	
ZIMMER HOLDINGS INC	

This Annual Report, including the letter titled "To our stockholders," contains forward-looking statements (including, without limitation, statements regarding our positioning for the future, expected savings from and timing of our expense control and restructuring measures, the timing and effect of our planned acquisition of Varian and our growth initiatives and future business opportunities) that involve risks and uncertainties that could cause results of Agilent to differ materially from management's current expectations. These risks include the ability to execute successfully through business cycles while we continues to implement cost reductions; the ability to meet and achieve the benefits of our cost reduction goals and otherwise successfully adapt our cost structures to continuing changes in business conditions; ongoing competitive, pricing and gross margin pressures; the risk that our cost-cutting initiatives will impair our ability to develop products and remain competitive and to operate effectively; the impact of geopolitical uncertainties on our markets and our ability to conduct business; the ability to improve asset performance to adapt to changes in demand; the ability to successfully introduce new products at the right time, price and mix, the ability to successfully integrate acquired businesses and technologies and other risks detailed in Agilent's filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended October 31, 2009.

The materials contained in this annual report are as of December 21, 2009, unless otherwise noted. The content of this annual report contains time-sensitive information that is accurate only as of this date. If any portion of this annual report is redistributed at a later date, Agilent will not be reviewing or updating the material in this report.

This Annual Report contains Agilent's 2009 audited financial statements and notes thereto in the following section of this booklet with the tab "Annual Report Financials." Within the Annual Report Financials, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risks, Uncertainties and Other Factors That May Affect Future Results" for more complete information on each of our businesses and Agilent as a whole.

www.agilent.com

© Agilent Technologies, Inc. 2010



Agilent Technologies

2009 Annual Report to Stockholders

2009 Annual Report Consolidated Financial Statements

TABLE OF CONTENTS

SELECTED FINANCIAL DATA
(Unaudited)

	Years Ended October 31,				
	2009	2008	2007	2006	2005
	(in millions, except per share data)				
Consolidated Statement of Operations Data:				(1)	(1)
Net revenue	$4,481	$5,774	$5,420	$4,973	$4,685
Income from continuing operations before taxes and equity income	$ 7	$ 815	$ 670	$ 627	$ 291
Income (loss) from continuing operations	$ (31)	$ 693	$ 638	$1,437	$ 191
Income from and gain on sale of discontinued operations of our semiconductor products business, net of taxes	–	–	–	1,816	186
Income (loss) from discontinued operations of our semiconductor test solutions business, net of taxes	–	–	–	54	(50)
Net income (loss)	$ (31)	$ 693	$ 638	$3,307	$ 327
Net income (loss) per share – Basic:					
Income (loss) from continuing operations	$ (0.09)	$ 1.91	$ 1.62	$ 3.33	$ 0.38
Income from and gain on sale of discontinued operations of our semiconductor products business, net of taxes	–	–	–	4.21	0.38
Income (loss) from discontinued operations of our semiconductor test solutions business, net of taxes	–	–	–	0.13	(0.10)
Net income (loss) per share	$ (0.09)	$ 1.91	$ 1.62	$ 7.67	$ 0.66
Net income (loss) per share – Diluted:					
Income (loss) from continuing operations	$ (0.09)	$ 1.87	$ 1.57	$ 3.26	$ 0.38
Income from and gain on sale of discontinued operations of our semiconductor products business, net of taxes	–	–	–	4.12	0.37
Income (loss) from discontinued operations of our semiconductor test solutions business, net of taxes	–	–	–	0.12	(0.10)
Net (loss) income per share	$ (0.09)	$ 1.87	$ 1.57	$ 7.50	$ 0.65
Weighted average shares used in computing basic net income (loss) per share	346	363	394	431	494
Weighted average shares used in computing diluted net income (loss) per share	346	371	406	441	500

	October 31,				
	2009	2008	2007	2006	2005
			(in millions)		
Consolidated Balance Sheet Data:				(1)	(1)
Cash and cash equivalents and short-term investments	$2,493	$1,429	$1,826	$2,262	$2,251
Working capital	$2,838	$1,852	$2,008	$2,420	$2,511
Restricted cash and cash equivalents	$1,566	$1,582	$1,615	$1,606	$ 22
Total assets	$7,612	$7,007	$7,554	$7,369	$6,751
Long-Term Debt	$2,904	$2,125	$2,087	$1,500	—
Stockholders' equity	$2,506	$2,559	$3,234	$3,648	$4,081

(1) Consolidated financial data presents our semiconductor test solutions and semiconductor products as discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. This report contains forward-looking statements including, without limitation, statements regarding trends, seasonality, cyclicality and growth in, and drivers of, the markets we sell into, our strategic direction, our future effective tax rate and tax valuation allowance, earnings from our foreign subsidiaries, remediation activities, new product and service introductions, the ability of our products to meet market needs, changes to our manufacturing processes, the use of contract manufacturers, the impact of local government regulations on our ability to pay vendors or conduct operations, our liquidity position, our ability to generate cash from operations, growth in our businesses, our investments, the potential impact of adopting new accounting pronouncements, our financial results, our purchase commitments, our contributions to our pension plans, the selection of discount rates and recognition of any gains or losses for our benefit plans, our cost-control activities, savings and headcount reduction recognized from our restructuring programs, the closing of the proposed Varian transaction, our stock repurchase program, our transition to lower-cost regions, the existence, length or timing of an economic recovery that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to various factors, including those discussed in this Annual Report.

Revisions to Financial Statement Presentation. We have revised our consolidated balance sheet as of October 31, 2008 to correct an error in the classification of deferred tax assets and liabilities. This revision does not impact the consolidated statement of operations or the consolidated statement of cash flows for any period. During the April 30, 2009 quarter-end process, we noted that the October 31, 2008 U.S. deferred tax valuation allowances and certain deferred tax assets/ deferred tax liabilities were misclassified on the balance sheet as a result of improperly applying the jurisdictional netting rules. We have therefore revised our balance sheet as of October 31, 2008 by decreasing other long-term liabilities by $435 million and decreasing other long-term assets by $404 million, decreasing other current assets by $26 million and increasing other accrued liabilities by $5 million.

FASB Accounting Standards Codification. In June 2009, the Financial Accounting Standards Board ("FASB") introduced the "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles", ("The Codification or ASC"). The Codification, which was launched on July 1, 2009, became the single source of authoritative nongovernmental U.S. GAAP, superseding existing literature issued by FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature. The Codification eliminates the GAAP hierarchy and establishes one level of authoritative guidance for GAAP. All other literature is considered non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We have adopted the Codification in the quarter ending October 31, 2009 and provided the appropriate references to the Codification, where appropriate. There has been no change to our financial statements due to the implementation of the Codification.

Overview and Executive Summary

Agilent is the world's premier measurement company, providing core electronic and bio-analytical measurement solutions to the communications, electronics, life sciences and chemical analysis industries.

In the first fiscal quarter of 2009, we formed a new operating segment from our existing businesses: the semiconductor and board test segment. The new segment covers semiconductor equipment and services sold to semiconductor manufacturing and printed circuit board assembly customers. In addition, in the first quarter of 2009, we moved microscopy measurement from the bio-analytical measurement segment to the electronic measurement segment. All historical segment numbers have been recast to conform to this reporting structure in our financial statements.

The Agilent business is comprised of the electronic measurement business, the bio-analytical measurement business and the semiconductor and board test business. Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

Agilent's net revenue in 2009 was $4,481 million, a decrease of 22 percent when compared to 2008. Foreign currency movements accounted for 2 percentage points of revenue decline in 2009 compared to 2008. Bio-analytical measurement revenues decreased 6 percent in 2009 compared to last year with foreign currency movements accounting for 4 percentage points of revenue decline. Within bio-analytical measurement, life sciences revenues declined 5 percent in 2009 compared to 2008 with declines in the pharmaceutical and biotechnology markets and a modest increase in demand within the academic and government research markets. Also within bio-analytical measurement, chemical analysis revenues declined 7 percent compared to 2008 with the food safety market showing strength throughout the year, but other markets down compared to last year. Electronic measurement revenues decreased 30 percent in 2009 when compared to 2008. Within electronic measurement, revenues in general purpose test decreased 23 percent when compared to last year with aerospace and defense markets declining moderately and semiconductor related markets remaining depressed. Also within electronic measurement, communications test markets were particularly weak and fell 39 percent in 2009 compared to 2008. Our semiconductor and board test business continued to experience depressed market conditions in 2009 and revenue declined 54 percent compared to 2008. Agilent's total net revenue in 2008 increased 7 percent in comparison to 2007. Foreign currency movements accounted for 3 percentage points of revenue growth in 2008 when compared to 2007 and a further 1 percentage point increase in revenue was attributable to acquisitions in 2008 when compared to 2007.

Net loss was $31 million in 2009 and net income of $693 million in 2008 and $638 million in 2007. In 2009, 2008 and 2007 we generated operating cash flows of $408 million, $756 million and $969 million, respectively. As of October 31, 2009 and 2008 we had cash and cash equivalents balances of $2,479 million and $1,405 million, respectively.

We announced restructuring activities in December 2008, February 2009 and March 2009 in response to the deterioration of economic conditions. The restructuring activities were combined under a single restructuring plan (the "FY 2009 Plan") and are part of a series of actions taken by Agilent in response to the current economic situation. In connection with the combined restructuring plan, we expect to record in aggregate approximately $315 million in pre-tax restructuring and other charges related to business and infrastructure cost reduction. Total restructuring and other special charges of $267 million have been incurred in the year ended October 31, 2009 with respect to these actions. A significant portion of these charges has resulted and will continue to result in cash expenditures. When completed, these actions together are expected to result in future annual operating savings of approximately $525 million and workforce reductions of approximately 3,800 regular positions. We completed the majority of these activities related to the FY 2009 Plan by October 31, 2009 with the remainder expected to be completed by the end of the second quarter of fiscal 2010. As of October 31, 2009 approximately 600 employees within electronic measurment are pending termination under the FY 2009 Plan.

On July 26, 2009, Agilent, Varian, Inc. ("Varian"), and Cobalt Acquisition Corp., a direct, wholly-owned subsidiary of Agilent, entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Varian would become a wholly-owned subsidiary of Agilent. Varian is a leading worldwide supplier of scientific instrumentation and associated consumables for life science and applied market applications. The estimated $1.5 billion total purchase price of Varian includes $52 cash per share of Varian's common stock, the cashing out of in the money stock options (after acceleration) and assumed debt. The transaction has been approved by shareholders of Varian and is expected to be completed after achieving customary closing conditions and regulatory approvals. We may finance the purchase price of Varian using a portion of the proceeds from our September 2009 offering of senior notes and other existing cash.

On October 30, 2009 we completed the sale of our Data Networks Product Line ("DNPL") to Ixia (Nasdaq: XXIA) for $44 million in cash. DNPL comprises the N2X family of products for next-generation internet protocol ("IP") performance testing. Ixia is a leading provider of converged IP performance test systems and service verification platforms for wireless and wired infrastructures. We recorded the gain on this divestiture in other income (expense), net in the consolidated statement of operations.

Looking forward, we have seen signs that our businesses may have reached the bottom of the economic downturn. We remain committed to delivering performance consistent with Agilent's operating model. We have announced that starting in the first quarter of 2010, Agilent will report in the following three segments: electronic measurement, chemical analysis and life sciences. The electronic measurement segment will recombine electronic measurement and semiconductor and board test, which were reported separately in 2009 (see "2010 Segment Reporting Changes").

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, inventory valuation, investment impairments, share-based compensation, retirement and post-retirement plan assumptions, goodwill and purchased intangible assets, restructuring and asset impairment charges and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware or software), services, and other arrangements (multiple element arrangements) that include combinations of products and services. Revenue from product sales, net of trade discounts and allowances, is recognized provided that persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue is reduced for estimated product returns, when appropriate. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue occurs when the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete. Revenue from services is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. When arrangements include multiple elements, we use verifiable objective evidence of fair value or vendor- specific objective evidence of fair value for software to allocate revenue to the elements and recognize revenue when the criteria for revenue recognition have been met for each element. The amount of product revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements and if so, whether fair value exists for those elements. Changes to the elements in an arrangement and the ability to establish fair value for those elements could affect the timing of the revenue recognition.

Inventory valuation. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for estimated excess and obsolete inventory based upon estimates about future demand and actual usage. Such estimates are difficult to make under most economic conditions. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our excess inventory review process includes analysis of sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold to customers, resulting in lower cost of sales and higher income from operations than expected in that period.

Investment impairments. We recognize an impairment charge when the decline in the fair value of our equity and debt securities and our cost-method investments below their cost basis are judged to be other-than-temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery, the financial condition and near-term prospects of the investee, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Share-based compensation. We account for share-based awards in accordance with the authoritative guidance. Under the authoritative guidance, share-based compensation expense is primarily based on estimated grant date fair value which generally uses the Black-Scholes option pricing model and is recognized on a straight-line basis. Our estimate of share-based compensation expense requires a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. We consider the historical option exercise behavior of our employees in estimating the expected life of our options granted, which we believe is representative of future behavior. In 2008 and 2007 we used implied volatility of Agilent's publicly traded, similar priced stock options to estimate the expected stock price volatility assumption for employee stock option awards. In 2009, we moved to historical volatility of Agilent's stock options over the most recent historical period equivalent to the expected life. In reaching this conclusion, we have considered many factors including the extent to which our options are currently traded and our ability to find traded options in the current market with similar terms and prices to the options we are valuing. A 10 percent increase in our estimated volatility from 36 percent to 46 percent for our most recent employee stock option grant would generally increase the value of an award and the associated compensation cost by approximately 23 percent if no other factors were changed.

In the first quarter of 2009, we revised our estimate of the expected life of our employee stock options from 4.6 years to 4.4 years. In revising this estimate, we considered the historical option exercise behavior of our employees. In the first quarter of 2009, we granted the majority of our employee stock options to executive employees and the review of our data indicated that our executive employees, on average, exercise their options at 4.4 years. See Note 3, "Share-Based Compensation," to the consolidated financial statements for more information.

The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. Although we believe the assumptions and estimates we have made are reasonable and appropriate, changes in assumptions could materially impact our reported financial results.

Retirement and post-retirement benefit plan assumptions. Retirement and post-retirement benefit plan costs are a significant cost of doing business. They represent obligations that will ultimately be settled sometime in the future and therefore are subject to estimation. Pension accounting is intended to reflect the recognition of future benefit costs over the employees' average expected future service to Agilent based on the terms of the plans and investment and funding decisions. To estimate the impact of these future payments and our decisions concerning funding of these obligations, we are required to make assumptions using actuarial concepts within the framework of accounting principles generally accepted in the U.S. Two critical assumptions are the discount rate and the expected long-term return on plan assets. Other important assumptions include the health care cost trend rate, expected future salary increases, expected future increases to benefit payments, expected retirement dates, employee turnover, retiree mortality rates, and portfolio composition. We evaluate these assumptions at least annually.

The discount rate is used to determine the present value of future benefit payments at the measurement date – October 31 for both U.S. and non-U.S. plans. The U.S. discount rates were determined by matching the expected plan benefit payments against an industry discount curve. The discount rate decreased significantly over the prior year from 8.5 percent to 5.25 percent due to lower bond yields. The discount rate for non-U.S. plans was generally based on published rates for high quality corporate bonds and either remained unchanged or decreased. Lower discount rates increase present values and subsequent year pension expense; higher discount rates decrease present values and subsequent year pension expense.

The expected long-term return on plan assets is estimated using current and expected asset allocations as well as historical and expected returns. Plan assets are valued at fair value. A one percent change in the estimated long-term return on plan assets for 2009 would result in a $5 million impact on U.S. pension expense and a $15 million impact on non-U.S. pension expense.

The net periodic pension and post-retirement benefit costs recorded in operations excluding curtailments and settlements were $103 million in 2009, $15 million in 2008, and $57 million in 2007.

Goodwill and purchased intangible assets. Agilent reviews goodwill for impairment annually during our fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value may not be recoverable. As defined in the authoritative guidance, a reporting unit is an operating segment, or one level below an operating segment. We have aggregated components of an operating segment that have similar economic characteristics into our reporting units. We have three reporting units for goodwill impairment testing purposes: electronic measurement, bio-analytical measurement, and semiconductor and board test. We test goodwill for possible impairment by first determining the fair value of the related reporting unit and comparing this value to the recorded net assets of the reporting unit, including goodwill.

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment, as our businesses operate in a number of markets and geographical regions. We determine the fair value of our reporting units based on an income approach, whereby we calculate the fair value of each reporting unit based on the present value of estimated future cash flows, which are formed by evaluating historical trends, current budgets, operating plans and industry data. We evaluate the reasonableness of the fair value calculations of our reporting units by reconciling the total of the fair values of all of our reporting units to our total market capitalization, taking into account an appropriate control premium. We then compare the carrying value of our reporting units to the fair value calculations based on the income approach. Estimates of the future cash flows associated with the businesses are critical to these assessments. The assumptions used in the fair value calculation change from year to year and include revenue growth rates, operating margins, risk adjusted discount rates and future economic and market conditions. Changes in these assumptions based on changed economic conditions or business strategies could result in material impairment charges in future periods.

The circumstances that could trigger a goodwill impairment could include, but are not limited to, the following items to the extent that management believes the occurrence of one or more would make it more likely than not that we would fail step 1 of the goodwill impairment test: significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, a portion of a reporting unit's goodwill has been included in the carrying amounts of a business that will be disposed or if our market capitalization is below our net book value.

We have considered the negative effects of the current downturn in the business environment in evaluating whether we should perform interim goodwill impairment testing. Due to the significant business downturn in the semiconductor and board test reporting unit, we performed step 1 of the goodwill impairment test during the first quarter of 2009 and determined that there was no impairment at that time. The results of our test for goodwill impairment, as of September 30, 2009, showed that the estimated fair values of our electronic measurement, bio-analytical measurement, and semiconductor and board test reporting units exceeded their carrying values by approximately $3.0 billion, $5.5 billion, and $0.2 billion, respectively. A 1 percent increase in the discount rate lowered the fair value by approximately 14 percent. There was no impairment of goodwill during the year ended October 31, 2009. We continue to assess the overall environment to determine if we would trigger and fail step 1 of the goodwill impairment test.

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets, including purchased intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. We performed an impairment analysis of purchased intangible assets in 2009 and recorded $16 million of impairment charges primarily related to divested businesses.

Restructuring and asset impairment charges. The four main components of our restructuring plans are related to workforce reductions, the consolidation of excess facilities, asset impairments and special charges related to inventory. Workforce reduction charges are accrued when it is determined that a liability has been incurred, which is generally after individuals have been notified of their termination dates and expected severance payments. Plans to consolidate excess facilities result in charges for lease termination fees and future commitments to pay lease charges, net of estimated future sublease income. We recognize charges for consolidation of excess facilities generally when we have vacated the premises. These estimates were derived using the authoritative accounting guidance. We have also assessed the recoverability of our long-lived assets, by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows. Asset impairments primarily consist of property, plant and equipment and are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of buildings and equipment net of costs to sell. The charges related to inventory include estimated future inventory disposal payments that we are contractually obliged to make to our suppliers and reserves taken against inventory on hand. If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and asset impairment charges could be materially different, either higher or lower, than those we have recorded.

Accounting for income taxes. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as interest and penalties related to uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Significant management judgment is also required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. We consider all available positive and negative evidence on a jurisdiction-by-jurisdiction basis when assessing whether it is more likely than not that deferred tax assets are recoverable. We consider evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income. At October 31, 2009, we provided partial valuation allowances for our U.S. deferred tax assets and full or partial valuation allowances on certain foreign deferred tax assets. We intend to maintain partial or full valuation allowances until sufficient positive evidence exists to support reversal of a valuation allowance in a given taxing jurisdiction.

We have not provided for all U.S. federal income and foreign withholding taxes on the undistributed earnings of some of our foreign subsidiaries because we intend to reinvest such earnings indefinitely. Should we decide to remit this income to the U.S. in a future period, our provision for income taxes may increase materially in that period.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. If the ultimate resolution of tax uncertainties is different from what is currently estimated, a material impact on income tax expense could result.

Adoption of New Pronouncements

See Note 2, "New Accounting Pronouncements," to the consolidated financial statements for a description of new accounting pronouncements.

Restructuring Costs, Asset Impairments and Other Charges

In December 2008, we announced the FY 2009 Plan. Initially, we expected to reduce our annual operating expenses by reducing approximately 500 positions of the global workforce of regular employees. In February 2009, we announced we had expanded the FY 2009 Plan to include actions to exit the inspection businesses in our semiconductor and board test segment and to restructure our global infrastructure organization. In March 2009, we announced that the FY 2009 Plan had been expanded further to restructure our electronic measurement and semiconductor and board test segments in response to the continuing deterioration of economic conditions. Under the FY 2009 Plan, we expect to record in aggregate approximately $315 million in pre-tax restructuring and other charges related to business and infrastructure cost reduction. We expect that a significant proportion of these charges will result in cash expenditures. When completed, these actions together are expected to result in annual operating savings of approximately $525 million and workforce reductions of approximately 3,800 regular positions.

Total restructuring and other special charges of $267 million have been incurred in the year ended October 31, 2009 with respect to these actions. Of the $267 million, $27 million related to asset impairments and $20 million related to special charges for excess inventory as a result of exiting the inspection businesses in our semiconductor and board test segment and other excess inventory charges incurred as part of our restructuring of the electronic measurement businesses. We completed the majority of these activities related to the FY 2009 Plan by October 31, 2009 with the remainder expected to be completed by the end of the second quarter of fiscal 2010. As of October 31, 2009 approximately 600 employees within electronic measurement are pending termination under the FY 2009 Plan. As a result of these actions, the average future working lifetime of the employees remaining in our retirement and post retirement benefit plans decreased and accordingly, we recorded a $16 million net curtailment gain in the year ended October 31, 2009.

Foreign Currency

Our revenues, costs and expenses, and monetary assets and liabilities are exposed to changes in foreign currency exchange rates as a result of our global operating and financing activities. We hedge revenues, expenses and balance sheet exposures that are not denominated in the functional currencies of our subsidiaries on a short term and anticipated basis. We do experience some fluctuations within individual lines of the consolidated statement of operations and balance sheet because our hedging program is not designed to offset the currency movements in each category of revenues, expenses, monetary assets and liabilities. Our hedging program is designed to hedge currency movements on a relatively short-term basis (rolling twelve month period). Therefore, we are exposed to currency fluctuations over the longer term.

Results from Operations

Orders and Net Revenue

	Years Ended October 31,			2009 over 2008 Change	2008 over 2007 Change
	2009	2008	2007		
	(in millions)				
Orders	$4,486	$5,750	$5,441	(22)%	6%
Net revenue:					
Products	$3,566	$4,804	$4,505	(26)%	7%
Services and other	$ 915	$ 970	$ 915	(6)%	6%
Total net revenue	$4,481	$5,774	$5,420	(22)%	7%

	Years Ended October 31,			2009 over 2008 Change	2008 over 2007 Change
	2009	2008	2007		
% of total net revenue:					
Products	80%	83%	83%	(3) ppts	–
Services and other	20%	17%	17%	3 ppts	–
Total	100%	100%	100%		

Agilent orders decreased 22 percent in 2009 compared to 2008. Our bio-analytical measurement business experienced weak market activity and recorded an order decrease of 8 percent in 2009 compared to last year. Electronic measurement orders were down compared to 2008 by 28 percent with order weakness most pronounced in communications test.

Net revenue in 2009 was $4,481 million, a 22 percent decrease over the $5,774 million net revenue recorded in 2008. Foreign currency movements accounted for 2 percentage points of revenue decline in 2009 compared to 2008. Net revenue from services declined 6 percent in 2009 versus a 26 percent decline in product revenues. Revenue decreased in both bio-analytical measurement and electronic measurement when compared to 2008, but there were signs that there was a recovery in a number of end markets towards the end of 2009. Net revenue in 2008 was $5,774 million, a 7 percent increase over the $5,420 million net revenue recorded in 2007. Foreign currency movements accounted for 3 percentage points of revenue growth in 2008 when compared to 2007 and a further 1 percentage point increase in revenue was attributable to acquisitions in 2008 when compared to 2007.

Services and other revenue include revenue generated from servicing our installed base of products, warranty extensions and consulting. Services and other revenue decreased 6 percent in 2009 as compared to 2008. We saw relative strength in aftermarket services, including service contract activity which contributed to the relative stability in service revenue. Services and other revenue increased 6 percent in 2008 compared to 2007.

Bio-analytical measurement revenues decreased 6 percent in 2009 when compared to 2008 with decreases in both life sciences and chemical analysis businesses of 5 percent and 7 percent, respectively. Within life sciences, we saw modest growth in revenue in the academic and government markets, but weakness in pharmaceutical and biotechnology markets. Within chemical analysis, all markets recorded revenue decreases in 2009 when compared to 2008 with the exception of food safety which reported strong results driven by analysis of contaminated foods and worldwide regulatory efforts.

Electronic measurement revenues decreased 30 percent in 2009 when compared to 2008 with sustained weakness in general purpose and communication test down 23 percent and 39 percent, respectively. Within general purpose test, the aerospace and defense market showed signs of recovery toward the end of 2009, but other markets remained difficult and demand declined over the year. Communication test revenues were depressed throughout the year across all markets when compared to 2008.

The semiconductor and board test business reported a decline in revenues of 54 percent in 2009 when compared to 2008 as markets declined markedly.

Backlog

On October 31, 2009, our unfilled orders for the electronic measurement business were approximately $630 million, as compared to approximately $610 million at October 31, 2008. On October 31, 2009, our unfilled orders for the bio-analytical measurement business were approximately $380 million, as compared to approximately $360 million at October 31, 2008. Within our semiconductor and board test business our unfilled orders were approximately $40 million on October 31, 2009 as compared to approximately $60 million at October 31, 2008. We expect that a large majority of the unfilled orders for all three businesses will be delivered to customers within six months. On average, our unfilled orders represent approximately two months' worth of revenues. In light of this experience, backlog on any particular date, while indicative of short-term revenue performance, is not necessarily a reliable indicator of medium or long-term revenue performance.

Costs and Expenses

	Years Ended October 31,			2009 over 2008 Change	2008 over 2007 Change
	2009	2008	2007		
Gross margin on products	52.6%	57.7%	57.2%	(5) ppts	1 ppt
Gross margin on services and other	45.7%	43.5%	42.8%	2 ppts	1 ppt
Total gross margin	51.1%	55.4%	54.8%	(4) ppts	1 ppt
Operating margin	1%	13.8%	10.8%	(13) ppts	3 ppts
(in millions)					
Research and development	$ 642	$ 704	$ 685	(9)%	3%
Selling, general and administrative	$1,603	$1,697	$1,700	(6)%	–

In 2009, total gross margin decreased 4 percentage points in comparison to 2008. The majority of the decrease in gross margins was related to the drop in volume of revenues. Operating margins in 2009 decreased 13 percentage points as compared to 2008.

In January 2009, we implemented wage reductions across the company in response to deteriorating economic conditions. Those payroll reductions resulted in cash savings of approximately $70 million in 2009 and were fully restored to all employees effective November 1, 2009.

Research and development expenditures have decreased 9 percent in 2009 compared to 2008. A net decrease in expenses after incurring restructuring costs was attributable to lower variable pay and wage reductions.

Selling, general and administrative expenses decreased 6 percent during the year. The net decrease in expenses after incurring restructuring costs was due to the expense controls we have implemented, and in particular, lower variable pay, wage reductions and reduced commissions.

Gross inventory charges were $54 million in 2009, $24 million in 2008 and $21 million in 2007. Sales of previously written down inventory were $8 million in 2009, $6 million in 2008 and $5 million in 2007.

Our research and development efforts focus on potential new products and product improvements covering a wide variety of technologies, none of which is individually significant to our operations. We conduct five types of research and development: basic research, which contributes to the fundamental understanding of areas critical to our future; foundation technologies, which enables fundamental advances across all businesses; communications, which creates technologies to enable pervasive access to information; life sciences, which enables next-generation pharmaceuticals and improved patient outcomes; and measurement, which provides critical advances in test and measurement electronics and systems. Our research seeks to improve on various technical competencies in electronics such as compound semiconductor devices, digital imaging systems and microfabrication technologies; software, systems and solutions such as applied mathematics, knowledge management and measurement science; life sciences such as computational biology, molecular diagnostics and high-throughput measurements; and photonics, such as precision automation technology, optical switching and high-speed optical links. In each of these research fields, we conduct research that is focused on specific product development for release in the short-term as well as other research that is intended to be the foundation for future products over a longer time-horizon. Some of our product development research is designed to improve on the more than 20,000 products already in production, other research is on major new product releases, and yet other focused on developing new product segments for the future. Due to the breadth of research and development projects across all of our businesses, there are a number of drivers of this expense.

Net loss in 2009 was $31 million. Net income in 2008 and 2007 was $693 million and $638 million, respectively.

At October 31, 2009, our headcount was approximately 16,800 compared to 19,600 in 2008 and 19,400 in 2007.

Provision for Income Taxes

	Years Ended October 31,		
	2009	**2008**	**2007**
	(in millions)		
Provision for income taxes	$38	$122	$32

For 2009, the annual effective tax rate was 543 percent on operations. The 543 percent operations tax rate reflects that our structure has a fixed component of tax and that on reduced profitability unusual tax rate results. The tax rate also includes tax on earnings in jurisdictions that have low effective tax rates. In addition, net tax benefits totaling $67 million relating primarily to the lapses of statutes of limitations and tax settlements in foreign jurisdictions are incorporated in the rate. Without considering interest and penalties, the rate reflects taxes in all jurisdictions except the U.S. and foreign jurisdictions in which income tax expense or benefit continues to be offset by adjustments to valuation allowances. We intend to maintain partial or full valuation allowances in these jurisdictions until sufficient positive evidence exists to support the reversal of the valuation allowances.

For 2008, the annual effective tax rate was 15 percent on operations. The 15 percent operations tax rate includes a beneficial release of a portion of the U.S. federal and state valuation allowances which results in U.S. tax expense of nearly zero. It also includes tax on earnings in other jurisdictions that have low effective tax rates. Without considering interest and penalties, the provision for taxes was recorded for income generated in jurisdictions other than the Netherlands, Puerto Rico, Switzerland, the U.S., and the U.K. where we have recorded valuation allowances.

For 2007, the annual effective tax rate was 4.8 percent on operations. The 4.8 percent operations tax rate reflects taxes at an effective tax rate of zero in the U.S. (due to a release of a significant portion of the valuation allowance) and at low effective tax rates in other jurisdictions. The low operations tax rate includes a benefit of $31 million related to valuation allowance adjustments based on changes in other comprehensive income items, portions of which are attributable to increases in currency translation adjustments and to increases in the value of certain stock investments. In addition, the tax rate includes benefits totaling $73 million related to the resolution of primarily non-U.S. tax issues associated with the 2000 spin-off of Agilent from Hewlett-Packard.

Agilent enjoys tax holidays in several different jurisdictions, most significantly in Singapore, Malaysia and Switzerland. The tax holidays provide lower rates of taxation on certain classes of income and require various thresholds of investments and employment or specific types of income in those jurisdictions. As a result of the incentives, the impact of the tax holidays decreased income taxes by $14 million, $112 million and $190 million in 2009, 2008 and 2007, respectively. The benefit of the tax holidays on net income per share (diluted) was approximately $0.04, $0.30 and $0.47 in 2009, 2008 and 2007, respectively.

During 2003, we established valuation allowances for the deferred tax assets of the U.S. and certain entities in foreign jurisdictions. The valuation allowances require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. During 2007, we concluded that it is more likely than not that a significant portion of our U.S. federal deferred tax assets would be realized and reversed a portion of the valuation allowance. During 2008, we maintained a partial U.S. federal valuation allowance and concluded that a significant portion of our U.S. state deferred tax assets would be realized and reversed a portion of the valuation allowance. In 2008, the valuation allowance increased substantially as a result of changes to other comprehensive income-related taxes for pensions, certain mark to market investments, currency translation adjustments and an increase in the amount of foreign tax credits. During 2009, we continued to maintain the partial valuation allowances for U.S. federal and state deferred tax assets. In 2009, the valuation allowance increased over the prior year reflecting an offset of an increase in the gross deferred tax liability for other comprehensive income and the increases of the gross deferred tax assets for losses incurred and other operating timing items. The valuation allowance increases are primarily associated with the U.S. and U.K. We intend to maintain partial or full valuation allowances until sufficient positive evidence exists to support reversal of a valuation allowance in a given taxing jurisdiction. Cumulative losses incurred by certain entities in foreign jurisdictions in recent years represent sufficient negative evidence to require maintaining full valuation allowances.

In accordance with the guidance on the accounting for uncertainty in income taxes, for all U.S. and other tax jurisdictions, we recognize potential liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes and interest will be due. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. We include interest and penalties related to unrecognized tax benefits within the provision for income taxes on the consolidated statements of operations.

Our U.S. federal income tax returns for 2000 through 2007 have been or are under audit by the Internal Revenue Service ("IRS"). In August 2007, we received a Revenue Agent's Report ("RAR") for 2000 through 2002. The RAR proposed many adjustments to taxable income. One adjustment, however, which deals with the use of Agilent's brand name by our foreign affiliates accounts for the majority of the proposed adjustments. In August of 2009, this brand name issue was resolved with no adjustments made to Agilent's taxable income. We continue to meet with the Appeals Office of the IRS in order to resolve the remaining issues associated with the RAR's proposed adjustments. We are uncertain as to how and when these issues will be finally resolved. It may take several years. We believe that any required adjustments however will be more than offset by applying available net operating losses from the years under audit and undisputed tax credits. Based on current information, we believe that the ultimate disposition of these matters is unlikely to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Global Infrastructure Organization

Our global infrastructure organization ("GIO") remains a key component of our operating model. GIO, which includes IT, Workplace Services, HR, Legal and Finance, has reduced expense levels this year while delivering infrastructure support to business operations. In response to deteriorating economic conditions earlier this year, we announced a GIO restructuring program in February 2009. The results of this program brought GIO workforce to a more appropriate size and structure for the current economic realities of our business. All of the actions associated with the restructuring of our GIO have now been taken and are complete.

Our global infrastructure costs decreased by 12 percent year-over-year compared to 2008. GIO passes these costs on to our businesses based on their usage of the services provided. GIO has scaled down its staffing over several years, reducing the number of employees in our workforce that provide support services such as finance, IT and workplace services and moved many of our global shared services operations sites to lower cost regions or external service providers. The global infrastructure organization ended 2009 with approximately 2,200 employees, a decline of 250 employees from one year ago and a decline of 300 employees from two years ago.

Segment Overview

Agilent is a measurement company providing core bio-analytical and electronic measurement solutions to the communications, electronics, life sciences and chemical analysis industries.

In the first fiscal quarter of 2009, we formed a new operating segment from our existing businesses: the semiconductor and board test segment. The segment covers semiconductor equipment and services sold to semiconductor manufacturing and printer circuit board assembly customers. In addition, in the first quarter of 2009, we moved microscopy measurement from the bio-analytical measurement segment to the electronic measurement segment. All historical segment numbers have been recast to conform to this reporting structure in our financial statements.

Electronic Measurement

Our electronic measurement business provides standard and customized electronic measurement instruments and systems monitoring, management and optimization tools for communications networks and services, software design tools and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment, communications networks and services, and microscopy products. Related services include start-up assistance, instrument productivity and application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer's product lifecycle.

Orders and Net Revenue

	Years Ended October 31,			2009 over 2008 Change	2008 over 2007 Change
	2009	2008	2007		
	(in millions)				
Orders	$2,264	$3,148	$3,102	(28)%	1%
Net revenue from products	$1,836	$2,775	$2,635	(34)%	5%
Net revenue from services and other	421	453	456	(7)%	(1)%
Total net revenue	$2,257	$3,228	$3,091	(30)%	4%

Electronic measurement orders declined 28 percent in 2009, down from 1 percent growth in 2008. Foreign currency movements accounted for 1 percentage point of the decline in 2009. In our general purpose test business, weakness in the manufacturing market prevailed through the year, while the computers and semiconductor market was similarly depressed. Aerospace and defense demand was strong relative to other markets and performance was stable on the year. In our communications test business, all end markets declined significantly; however, toward the end of 2009 year-over-year rates of decline have slowed or flattened. On a geographic basis, 2009 orders declined 21 percent in the Americas, 30 percent in Europe, 32 percent in Asia and 38 percent in Japan. Orders in 2008 grew 1 percent compared to 2007 as growth in Europe and Asia was offset by declines in the Americas and Japan.

Electronic measurement revenues declined 30 percent in 2009 compared to a 4 percent growth in 2008 due to weakness across both general purpose and communications test markets. Foreign currency movements accounted for 1 percentage point of the decline in 2009. Regionally, revenues from the Americas declined 28 percent, while Europe, Japan and Other Asia declined 31 percent, 38 percent and 29 percent respectively from one year ago. Revenues from services declined only 7 percent in 2009 versus a 34 percent decline in product revenues. Upfront service and support contracts provide stability in services revenues performance relative to product revenues. Revenue in 2008 grew 4 percent compared to 2007 as strength in the communications test market was offset by a slight decline in general purpose test.

General purpose test revenues of $1,369 million, representing approximately 61 percent of electronic measurement revenues, declined 23 percent in 2009 compared to 2008. Within general purpose test, all market segments declined with relative strength in aerospace and defense offset by steeper declines in computer and semiconductor and other general purpose test business. Government demand in aerospace and defense was stable, particularly in homeland security-related applications for surveillance and intelligence. Weakness persisted in the computer and semiconductor measurement markets due to continued capital spending contraction in both R&D and manufacturing applications. Other general purpose test markets were weak with particular softness in electronic manufacturing and automotive markets. Quarterly year-on-year rates of decline in general purpose end markets have slowed in the second half of the year, but revenue remained down significantly from 2008.

Communications test revenues of $888 million, representing approximately 39 percent of electronic measurement revenues, declined 39 percent compared to the same period last year. All communications test end markets experienced double-digit declines compared to 2008. The wireless R&D market, as well as the electronic design automation market, performed better than other submarkets as R&D investment continues for high-speed applications, as well as pre-conformance and interoperability test solutions, particularly for long-term evolution (an emerging wireless standard). Investment in next-generation technology in China increased in the second half of the year. Wireless manufacturing markets declined significantly versus a peak in the second half of 2008 as handset market capacity expansion is limited primarily to smart phones. Capital spending remains limited in the other communications test submarkets. Network equipment manufacturing ("NEM") business declined due to the continued consolidation in the network operator and service provider markets. NEM business remains soft with the majority of investment focused only on critical R&D spending for new technologies, which led to declines in the Broadband R&D and manufacturing market versus a strong 2009 year-over-year compare.

Looking forward, while some indications of stabilization and improvement in our electronics measurement markets exist, we expect any recovery to be gradual in the near-term due to on-going market uncertainty.

Gross Margin and Operating Margin

The following table shows the electronic measurement business's margins, expenses and income from operations for 2009 versus 2008 and 2008 versus 2007.

	Years Ended October 31,			2009 over 2008	2008 over 2007
	2009	2008	2007	Change	Change
Total gross margin	54.8%	58.5%	57.2%	(4) ppts	1 ppt
Operating margin	1.7%	14.0%	11.0%	(12) ppts	3 ppts
(in millions)					
Research and development	$393	$461	$464	(15)%	(1)%
Selling, general and administrative	$806	$977	$964	(18)%	1%
Income from operations	$ 39	$451	$340	(91)%	33%

Gross margins for products and services declined 4 percentage points year-over-year in 2009 due primarily to the significant decline in revenue volume. Volume-adjusted gross margins compared to 2008 improved as expense reductions from restructuring, lower variable pay, wage reductions, lower general and direct infrastructure costs were offset by the unfavorable impact of higher pension expenses and E&O (excess and obsolescence) inventory charges. Gross margins for products and services improved 1 percentage point year-over-year in 2008 as the favorable impact of foreign currency movement and lower overhead costs were nearly offset by changes in product mix and pricing pressure.

Research and development expenses in 2009 declined $68 million, or 15 percent, compared to 2008. This decline was driven by lower variable pay, wage reductions, savings from restructuring, lower general infrastructure costs and the favorable year-over-year impact of currency movements, which were offset by higher pension benefit expenses. Research and development expenses in 2008 declined $3 million, or 1 percent, compared to 2007. This decline was driven largely by operational spending reductions that more than offset the unfavorable year-over-year impact of currency movements.

Selling, general and administrative expenses in 2009 decreased $171 million, or 18 percent, compared to 2008. Year-over-year reductions in selling, general and administrative expenses were similar to R&D and were driven by lower variable pay, wage reductions, savings from restructuring, lower general infrastructure costs, reduced commissions and the favorable year-over-year impact of currency movements, which were offset by higher pension benefit expenses. Selling, general and administrative expenses in 2008 increased $13 million, or 1 percent, compared to 2007. This increase was due primarily to the unfavorable impact of foreign currency movement.

Operating margins declined by 12 percentage points in 2009 compared to 2008 due to lower revenue volume that was partially offset by structural and operational expense reductions. Operating margins increased by 3 percentage points in 2008 compared to 2007 due to higher revenue volume and structural expense reductions.

Income from Operations

Income from operations declined by $412 million in 2009 compared to 2008 on a revenue decrease of $971 million, a 42 percent year-over-year operating margin decremental as structural and operational expense reductions offset the unfavorable impact of lower revenue. Income from operations increased by $111 million in 2008 compared to 2007 on a revenue increase of $137 million, an 81 percent year-over-year operating margin incremental due to structural expense reductions that more than offset the unfavorable impact of foreign currency movement.

Bio-analytical Measurement

Our bio-analytical measurement business provides application-focused solutions that include instruments, software, consumables, and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Our key product categories include: microarrays, microfluidics, electrophoresis, gas chromatography, liquid chromatography, mass spectrometry, software and informatics, laboratory automation and robotics, spectroscopy, and related consumables, reagents and services.

Orders and Net Revenue

	Years Ended October 31,			2009 over 2008 Change	2008 over 2007 Change
	2009	2008	2007		
	(in millions)				
Orders	$2,087	$2,275	$1,894	(8)%	20%
Net revenue from products	$1,617	$1,742	$1,486	(7)%	17%
Net revenue from services and other	446	453	390	(2)%	16%
Total net revenue	$2,063	$2,195	$1,876	(6)%	17%

Order and revenue results for 2009 in bio-analytical measurement were impacted by the significant downturn in the global economy, although the business was able to sustain growth in key markets, including food safety, academic and government.

Bio-analytical measurement orders in 2009 declined 8 percent when compared to 2008. We had mixed results across geographies with Americas down 11 percent, Europe down 19 percent and Asia and Japan both up 11 percent when compared to 2008. Foreign currency movements in 2009 accounted for 3 percentage points of the decline in orders when compared to 2008. In our chemical analysis business, we continue to see strength in China and food safety markets. In life sciences, we saw sustained demand from academic and government markets, partially offsetting a slowdown in pharmaceutical and biotechnology markets. In 2008, orders grew 20 percent when compared to 2007. The Stratagene and Velocity11 acquisitions contributed 5 percentage points of the order growth in 2008, when compared to 2007.

Bio-analytical measurement revenues in 2009 declined 6 percent compared to 2008 with declines in both life sciences and chemical analysis end markets. Foreign currency movements in 2009 accounted for 4 percentage points of the revenue decline when compared to 2008. Geographically, revenues were down 9 percent in the Americas, 15 percent in Europe, and up 9 percent in Asia in 2009 compared to 2008. Net revenue from services declined only 2 percent in 2009 versus a 7 percent decline in product revenues. In services, expansion in Asia and relative strength in aftermarket services, including service contract activity, contributed to the stability. In 2008, bio-analytical revenues grew 17 percent compared to 2007, with strength across most end markets in chemical analysis and life science, favorable impact from foreign currency movements, and growth from the Stratagene and Velocity11 acquisitions.

Chemical analysis revenue, representing approximately 53 percent of the bio-analytical measurement segment, declined 7 percent to $1,094 million in 2009 compared to 2008. Chemical analysis saw declines in petrochemical, environmental, forensics, while the food safety market had robust growth in 2009. Macro-economic conditions worldwide led to reduced capital investments in both instrument replacements and upgrades. Food testing posted strong revenue growth in 2009. Growth in this sector was driven by recent food safety issues in the U.S. causing updated regulations in China, Malaysia and India and by overall increases made to regulatory standards worldwide.

Life science revenue, representing approximately 47 percent of the bio-analytical measurement segment, declined 5 percent to $969 million in 2009 compared to 2008. In 2009, we experienced year-over-year declines in the pharmaceutical and biotech markets but modest year-over-year growth in the academic and government markets. We continue to see academic research moving toward the use of high-end mass spectrometry instrumentation to answer complex biological questions and enhance research on proteins, peptides, and small molecules. The market continues to partner and collaborate between not-for-profit organizations and big pharmaceutical and biotech companies. In Asia Pacific, governments are investing in the modernization of their healthcare systems and in improving the quality of pharmaceuticals they produce.

Looking forward, we expect modest growth in our major markets. Our chemical analysis market growth is expected to be driven by investments in food safety on a global basis and in environmental testing in China, India and selected Eastern European countries. Our liquid chromatography/mass spectroscopy ("LC/MS") and gas chromatography/mass spectroscopy ("GC/MS") systems are well positioned to address these market needs. In life sciences, our differentiated product portfolio provides customers an expanded range of technology offerings along the life sciences workflow. Workflow solutions can span from sample delivery and preparation through sample measurement to data analysis and management. In addition, our ongoing expansion of the LC/MS portfolio, augmented with focused R&D programs will enable Agilent to address the proteomics and metabolomics market needs.

Gross Margin and Operating Margin

The following table shows the bio-analytical measurement business's margins, expenses and income from operations for 2009 versus 2008, and 2008 versus 2007.

	Years Ended October 31,			2009 over 2008 Change	2008 over 2007 Change
	2009	2008	2007		
Total gross margin	54.3%	53.8%	53.4%	–	–
Operating margin	18.9%	18.7%	16.4%	–	2 ppts
(in millions)					
Research and development	$ 181	$ 188	$ 153	(4)%	22%
Selling, general and administrative	$ 549	$ 584	$ 542	(6)%	8%
Income from operations	$ 390	$ 410	$ 307	(5)%	33%

Gross margins were relatively flat in 2009 compared to 2008, as lower volume and higher discounts, were offset by lower variable pay, wage reductions, lower global infrastructure costs and favorable currency movements. Gross margins were also flat in 2008 compared to 2007 as improvements in product mix and overhead costs were offset by the impact of unfavorable foreign currency movements and competitive pressures.

Research and development expenses declined 4 percent in 2009 compared to 2008. The decline was also driven by lower variable pay, wage reductions, lower global infrastructure costs and favorable foreign currency movements. Research and development expenses grew 22 percent in 2008, compared to 2007. The Stratagene and Velocity11 acquisitions accounted for 13 percentage points of this growth in 2008 compared to 2007.

Selling, general and administrative expenses declined 6 percent in 2009 compared to 2008. The decline was driven by lower variable pay, wage reductions, lower global infrastructure costs and foreign currency movements. Selling, general and administrative increased 8 percent in 2008 compared to 2007. The Stratagene and Velocity11 acquisitions accounted for 8 percentage points of this growth in 2008 compared to 2007.

Operating margins were flat in 2009 compared to 2008. Wage reductions and lower variable pay helped offset lower sales volumes. Operating margins increased by 2 percentage points in 2008 compared to 2007. This was due to higher revenues and operational efficiencies offsetting the higher investments made in research and development and selling, general, and administrative to accommodate growth.

Income from Operations

Income from operations in 2009 declined by $20 million or 5 percent compared to 2008 on a revenue decrease of $132 million, a 15 percent year-over-year operating margin decremental. Income from operations in 2008 increased by $103 million or 33 percent compared to 2007 on a revenue increase of $319 million, a 32 percent year-over-year operating margin incremental.

Semiconductor and Board Test

Our semiconductor and board test business provides standard and customized laser interferometer, parametric and manufacturing test and measurement instruments and systems monitoring, management and optimization tools that are used in the design, development, manufacture, installation, deployment and operation of semiconductor and printed circuit assembly fabrication. The laser interferometer business was formerly part of the bio-analytical measurement segment and both the parametric test and printed circuit test businesses were formerly part of the electronic measurement segment. Related services include start-up assistance, instrument productivity and application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer's product lifecycle.

Annual Report Financials

Orders and Net Revenue

	Years Ended October 31,			2009 over 2008 Change	2008 over 2007 Change
	2009	2008	2007		
	(in millions)				
Orders	$135	$327	$445	(59)%	(26)%
Net revenue from products	$113	$287	$384	(61)%	(25)%
Net revenue from services and other	48	64	69	(25)%	(7)%
Total net revenue	$161	$351	$453	(54)%	(23)%

Semiconductor and board test orders declined 59 percent in 2009, down from a 26 percent decline in 2008. On a regional basis, 2009 orders declined 62 percent in the Americas, 54 percent in Europe, 64 percent in Japan and 56 percent in rest of Asia.

Semiconductor and board test revenues declined 54 percent in 2009, down from a 23 percent decline in 2008 as all markets and geographies weakened markedly. Capital spending was depressed in all markets due to low capacity utilization in both electronic manufacturing and semiconductor fabrication facilities.

The electronic manufacturing market remains under significant pressure due to the global decline in demand for consumer electronics and market uncertainty. While contract manufacturers have seen capacity utilization rates increase slightly, production line expansion is minimal. The semiconductor fabrication market remains soft as global semiconductor demand continues to be down on weak demand for wireless and computing devices. In addition, semiconductor equipment supplier demand is weak as semiconductor fabrication utilization rates are improving, but still remain low. Demand for parametric test applications and solutions continue to be soft.

Looking forward, we expect near-term weakness in our semiconductor and board test business due to the current market uncertainty and volatility with gradual improvement longer term.

Gross Margin and Operating Margin

The following table shows the electronic measurement business's margins, expenses and income (loss) from operations for 2009 versus 2008 and 2008 versus 2007.

	Years Ended October 31,			2009 over 2008	2008 over 2007
	2009	2008	2007	Change	Change
Total gross margin	35.3%	49.5%	54.6%	(14) ppts	(5) ppts
Operating margin	(23.5)%	7.4%	15.6%	(31) ppts	(8) ppts
(in millions)					
Research and development	$ 32	$ 49	$ 57	(34)%	(15)%
Selling, general and administrative	$ 63	$ 99	$119	(36)%	(17)%
Income (loss) from operations	$ (38)	$ 26	$ 71	(246)%	(63)%

Gross margins for products and services declined 14 percentage points year-over-year in 2009 due primarily to the significant decline in revenue volume. Volume-adjusted gross margins in 2009 compared to 2008 improved as expense reductions from savings due to restructuring, lower variable pay, wage reductions, lower general and direct infrastructure costs were offset by the unfavorable impact of higher pension expenses and E&O (excess and obsolescence) inventory charges. Gross margins for products and services declined 5 percentage points year-over-year in 2008 due largely to the decline in revenue volume.

Research and development expenses in 2009 declined $17 million, or 34 percent, compared to 2008. This decline was driven by lower variable pay, wage reductions, savings due to restructuring, and lower general infrastructure costs, which were offset by higher pension expenses. Research and development expenses in 2008 declined $8 million, or 15 percent, compared to 2007. This decline was driven largely by structural and operational spending reductions.

Selling, general and administrative expenses in 2009 decreased $36 million, or 36 percent, compared to 2008. Year-over-year reductions in selling, general and administrative expenses were consistent with R&D and were driven by lower variable pay, wage reductions, savings due to restructuring, and lower general infrastructure costs, which were offset by higher pension expenses. Selling, general and administrative expenses in 2008 declined $20 million, or 17 percent, compared to 2007. This decrease was driven largely by structural and operational spending reductions.

Operating margins declined by 31 percentage points in 2009 compared to 2008 due to lower revenue volume that was partially offset by structural and operational expense reductions. Operating margins decreased by 8 percentage points in 2008 compared to 2007 due to lower revenue volume.

Income from Operations

Income from operations declined by $64 million in 2009 compared to 2008 on a revenue decrease of $190 million, a 34 percent year-over-year operating margin decremental as structural and operational expense reductions partially offset the unfavorable impact of lower revenue. Income from operations declined by $45 million in 2008 compared to 2007 on a revenue decline of $102 million, a 44 percent year-over-year operating margin decremental as operational expense reductions partially offset the unfavorable impact of lower revenue.

2010 Segment Reporting Changes

In the first quarter of 2010, we will form three new operating segments from our existing businesses. The bio-analytical measurement segment will be separated into two operating segments – life sciences and chemical analysis. The electronic measurement segment will recombine electronic measurement and semiconductor and board test, which were reported separately in 2009. Following this re-organization, Agilent will have three businesses – life sciences, chemical analysis and electronic measurement – each of which will comprise a reportable segment. The three new operating segments are determined based primarily on how the chief operating decision maker views and evaluates our operations. Operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. Other factors, including technology and delivery channels, consumer-specific solutions and specialized manufacturing, are considered in determining the formation of these new operating segments.

The life sciences segment will include DNA microarrays and associated scanner, software, and reagents; microfluidics-based sample analysis systems; liquid chromatography systems, columns and components; liquid chromatography mass spectrometry systems; capillary electrophoresis systems; laboratory software and informatics systems; bio-reagents and related products; laboratory automation and robotic systems; services and support for the aforementioned products.

The chemical analysis segment will include gas chromatography systems, columns and components; gas chromatography mass spectrometry systems; inductively coupled plasma mass spectrometry products; spectroscopy analyzers; software and data systems; services and support for the aforementioned products.

The electronic measurement segment will now include the semiconductor and board test segment by recombining laser interferometer, parametric test and printed circuit board manufacturing test equipment.

All historical segment numbers will be recast to conform to this new reporting structure in our financial statements, beginning with our Form 10-Q filing for the first quarter of 2010.

The following table reflects the restatement of selected financial information of our operating segments for fiscal 2009, 2008 and 2007 on the new basis:

	Electronic Measurement	Life Sciences	Chemical Analysis	Total Segments
		(in millions)		
Year ended October 31, 2009:				
Orders	$2,399	$1,234	$853	$4,486
Total net revenue	$2,418	$1,219	$844	$4,481
Income from operations	$ 1	$ 174	$216	$ 391
Year ended October 31, 2008:				
Orders	$3,475	$1,313	$962	$5,750
Total net revenue	$3,579	$1,258	$937	$5,774
Income from operations	$ 477	$ 166	$244	$ 887
Year ended October 31, 2007:				
Orders	$3,547	$1,052	$842	$5,441
Total net revenue	$3,544	$1,046	$830	$5,420
Income from operations	$ 411	$ 123	$184	$ 718

Financial Condition

Liquidity and Capital Resources

Our cash balances are held in numerous locations throughout the world, including substantial amounts held outside of the U.S. Most of the amounts held outside of the U.S. could be repatriated to the U.S. but, under current law, would be subject to U.S. federal and state income taxes, less applicable foreign tax credits. Agilent has accrued for U.S. federal and state tax liabilities on the earnings of its foreign subsidiaries except when the earnings are considered indefinitely reinvested outside of the U.S. Repatriation could result in additional U.S. federal and state income tax payments in future years. Where local restrictions prevent an efficient intercompany transfer of funds, our intent is that cash balances would remain outside of the U.S. and we would meet U.S. liquidity needs through ongoing cash flows, external borrowings, or both. We utilize a variety of financing strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed.

Our financial position as of October 31, 2009 consisted of cash and cash equivalents of $2,479 million as compared to $1,405 million as of October 31, 2008.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $408 million in 2009 compared to $756 million provided in 2008. We paid approximately $113 million in taxes in 2009 as compared to $210 million in the same period in 2008. Higher tax payments in 2008 were primarily due to one-time taxes related to transfers of intellectual property between affiliated entities. In 2007, we generated $969 million in net cash provided by operating activities.

In 2009, accounts receivable provided cash of $193 million as compared to cash used of $44 million in 2008. Days sales outstanding were 46 days in 2009 as compared to 47 days in 2008. Accounts payable used cash of $7 million in 2009 as compared to cash used of $21 million in 2008. Cash provided by inventory was $47 million in 2009 compared to cash used of $14 million in 2008. Inventory days on-hand increased to 93 days in 2009 compared to 89 days in 2008.

We contributed $37 million and $1 million to our U.S. defined benefit plans in 2009 and 2008, respectively. We contributed $71 million and $43 million to our non-U.S. defined benefit plans in 2009 and 2008, respectively. We contributed $1 million and zero to our U.S. post-retirement benefit plans in 2009 and 2008, respectively. Our non-U.S. defined benefit plans are generally funded ratably throughout the year. Total contributions in 2009 were $109 million or 148 percent more than 2008. Our annual contributions are highly dependent on the relative performance of our assets versus our projected liabilities, among other factors. We increased our contributions to offset significant declines in asset values during 2009. We expect to contribute approximately $86 million to our U.S. and non-U.S. defined benefit plans during 2010.

Net Cash Used in Investing Activities

Net cash used in investing activities in 2009 was $14 million compared to $399 million used in 2008. In 2007, we used $456 million of net cash in the investing activities of operations.

Investments in property, plant and equipment were $128 million in 2009 and $154 million in 2008. Proceeds from sale of property, plant and equipment were $1 million in 2009 as compared to $14 million in 2008. In 2009, we invested $2 million in acquisitions and intangible assets compared to $172 million in 2008 which was primarily related to our acquisition of Velocity11. In 2007, we invested $344 million in acquisitions and purchase of intangible assets. In 2009, we purchased $30 million of investment securities as compared to $256 million in 2008. Proceeds from the sale of such securities in 2009 were $94 million as compared to $150 million in 2008. Proceeds from divestitures were $45 million in 2009.

We may finance the purchase price of Varian using a portion of the proceeds from our September 2009 offering of senior notes and other existing cash.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in 2009 was $657 million compared to cash used of $774 million used in 2008. In 2007, we used $980 million in financing activities.

In the first quarter of 2008, the Audit and Finance Committee of the Board of Directors authorized a stock repurchase program of up to $2 billion. We repurchased approximately 9 million shares for $157 million during 2009, based on settlement date, as compared to approximately 30 million shares for $1,001 million during 2008. On March 26, 2009, the company announced that it was suspending its stock repurchase program until the end of the 2009 fiscal year. On November 15, 2009, the company's 2008 stock repurchase program expired upon the termination of its two-year term. Proceeds from the issuance of common stock under employee stock plans was $71 million in 2009 compared to $211 million during 2008 and $375 million in 2007.

We currently hold $1.5 billion of long-term debt that was refinanced on November 17, 2008 and the repayment date was extended to January 27, 2011. We are currently considering a number of refinancing and other options regarding the long-term debt. On August 11, 2008 a consolidated wholly- owned subsidiary of Agilent, borrowed a Rupee equivalent of $15 million from Citibank N.A at 12.75 percent per annum interest rate for 5 years, maturing on August 9, 2013 to finance a capital project in India. The loan is classified as long- term debt in our consolidated balance sheet.

As of October 31, 2009, we had approximately $2.5 billion of unrestricted cash and $1.6 billion of restricted cash that could be used to repurchase or redeem this long-term debt.

However, most of this cash is held overseas and would need to be repatriated to the U.S. in order to be used to satisfy the repurchase obligation. Repatriation could result in additional U.S. federal and state income tax payments in future years.

On May 11, 2007, we entered into a five-year credit agreement, which provides for a $300 million unsecured credit facility that will expire on May 11, 2012. The company may use amounts borrowed under the facility for general corporate purposes. On September 8, 2009, we entered into an Accession Agreement, increasing the credit facility from $300 million to $330 million. The company may use amounts borrowed under the facility for general corporate purposes. As of October 31, 2009 the company has no borrowings outstanding under the facility.

On August 17, 2009 the credit agreement was amended to provide additional financing flexibility in advance of the pending acquisition of Varian, Inc. The amendment allows for up to $1 billion of additional indebtedness, incurred during the period from August 17, 2009 through the closing of the acquisition, to be excluded from the leverage ratio covenant until the later of the first day of the month following the ninth full calendar month after the closing of the acquisition or August 1, 2010; it also temporarily reduces the basket for other secured financing we are permitted to incur from $300 million to $75 million during this period. The amendment also increases by $500 million the amount of repurchase obligations (such as those of Agilent Technologies World Trade, Inc., ("World Trade")), a consolidated wholly-owned subsidiary of Agilent, that we are permitted to incur.

On September 9, 2009, Agilent Technologies, Inc. entered into an underwriting agreement with Barclays Capital Inc., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC. Pursuant to the underwriting agreement, Agilent issued an aggregate principal amount of $250 million in senior notes (the "2012 notes"). The senior notes were issued at 99.91% of their principal amount. The notes will mature on September 14, 2012, and bear interest at a fixed rate of 4.45% per annum. The interest is payable semi-annually on March 14th and September 14th of each year, payments commencing on March 14, 2010. Agilent also issued an aggregate principal amount of $500 million in senior notes (the "2015 notes"). These senior notes were issued at 99.69% of their principal amount. The notes will mature on September 14, 2015, and bear interest at a fixed rate of 5.50% per annum. The interest is payable semi-annually on March 14th and September 14th of each year, payments commencing on March 14, 2010. Upon the closing of the offering of the 2012 and 2015 notes, we entered into interest rate swaps with an aggregate notional amount of $750 million. Under the interest rate swaps, we will receive fixed-rate interest payments and will make payments based on the U.S. dollar London inter-bank offered rate ("LIBOR") plus 257.6 basis points and 253 basis points with respect to the 2012 and 2015 notes, respectively. The economic effect of these swaps will be to convert the fixed-rate interest expense on the senior notes to a variable LIBOR-based interest rate.

Off Balance Sheet Arrangements and Other

We have contractual commitments for non-cancelable operating leases. See Note 16 "Commitments and Contingencies", to our consolidated financial statements for further information on our non-cancelable operating leases.

Our liquidity is affected by many factors, some of which are based on normal ongoing operations of our business and some of which arise from fluctuations related to global economics and markets. Our cash balances are generated and held in many locations throughout the world. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout our global organization.

Contractual Commitments

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, accounts receivable collections, inventory management, and the timing of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

The following table summarizes our total contractual obligations at October 31, 2009 for operations and excludes amounts recorded in our consolidated balance sheet (in millions):

	Less than one year	One to three years	Three to five years	More than five years
Operating leases	$ 60	$ 84	$33	$32
Commitments to contract manufacturers and suppliers	456	2	—	—
Other purchase commitments	17	24	6	4
Retirement plans	86	—	—	—
Total	$619	$110	$39	$36

Operating leases. Commitments under operating leases relate primarily to leasehold property.

Commitments to contract manufacturers and suppliers. We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually provide us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable. Therefore, only approximately 40 percent of our reported purchase commitments arising from these agreements are firm, non-cancelable, and unconditional commitments. We expect to fulfill all purchase commitments for inventory within one year.

In addition to the above mentioned commitments to contract manufacturers and suppliers, we record a liability for firm, non-cancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with our policy relating to excess inventory. As of October 31, 2009, the liability for our firm, non-cancelable and unconditional purchase commitments was $4 million, compared to same amount as of October 31, 2008. These amounts are included in other accrued liabilities in our consolidated balance sheet.

Other purchase commitments. These relate primarily to contracts with professional services suppliers. Purchase commitments are typically cancelable within a 90-day period without significant penalties.

Retirement Plans. Commitments under the retirement plans relate to expected contributions to be made to our U.S. and non U.S. defined benefit plans and to our post-retirement medical plans.

We had no material off-balance sheet arrangements as of October 31, 2009 or October 31, 2008.

On Balance Sheet Arrangements

The following table summarizes our total contractual obligations recorded in our consolidated balance sheet pertaining to long-term debt (in millions):

	Less than one year	One to three years	Three to five years	More than five years
World Trade debt	$ –	$1,500	$ –	$ –
Senior notes	–	251	–	1,137
Other debt	–	1	15	–
Total	$ –	$1,752	$15	$1,137

We have contractual obligations for interest payments on the above debts. World Trade is obligated to make interest payments, reset quarterly, at LIBOR plus 175 basis points. For the Indian Rupee loan from Citibank, the interest rate is 12.75 percent. The interest rates for the $600 million, $250 million and $500 million senior notes are 6.5 percent, 4.45 percent and 5.5 percent, respectively. We entered into interest rate swaps for the 2012 and 2015 notes. Under the interest rate swaps for the 2012 and 2015 notes, we are obligated to make interest payments semi-annually, at LIBOR plus 257.6 basis points and 253 basis points, respectively.

As a result of adopting the amended authoritative guidance, $418 million of taxes payable are now included in other long-term liabilities as of October 31, 2009. We are unable to accurately predict when these amounts will be paid or released.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rate risks inherent in our sales commitments, anticipated sales, and assets and liabilities denominated in currencies other than the functional currency of our subsidiaries. We hedge future cash flows denominated in currencies other than the functional currency using sales forecasts up to twelve months in advance. Our exposure to exchange rate risks is managed on an enterprise-wide basis. This strategy utilizes derivative financial instruments, including option and forward contracts, to hedge certain foreign currency exposures with the intent of offsetting gains and losses that occur on the underlying exposures with gains and losses on the derivative contracts hedging them. We do not currently and do not intend to utilize derivative financial instruments for speculative trading purposes.

Our operations generate non-functional currency cash flows such as revenues, third party vendor payments and inter-company payments. In anticipation of these foreign currency cash flows and in view of volatility of the currency market, we enter into such foreign exchange contracts as are described above to manage our currency risk. Approximately 62 percent of our revenues in 2009, 65 percent of our revenues in 2008 and 64 percent of our revenues in 2007 were generated in U.S. dollars.

We performed a sensitivity analysis assuming a hypothetical 10 percent adverse movement in foreign exchange rates to the hedging contracts and the underlying exposures described above. As of October 31, 2009 and October 31, 2008, the analysis indicated that these hypothetical market movements would not have a material effect on our consolidated financial position, results of operations or cash flows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Agilent Technologies, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 8 present fairly, in all material respects, the financial position of Agilent Technologies, Inc. and its subsidiaries at October 31, 2009 and October 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 14 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other post-retirement plans as of October 31, 2007.

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions as of November 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

San Jose, California
December 21, 2009

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended October 31,		
	2009	2008	2007
	(in millions, except per share data)		
Net revenue:			
Products	$3,566	$4,804	$4,505
Services and other	915	970	915
Total net revenue	4,481	5,774	5,420
Costs and expenses:			
Cost of products	1,692	2,030	1,928
Cost of services and other	497	548	523
Total costs	2,189	2,578	2,451
Research and development	642	704	685
Selling, general and administrative	1,603	1,697	1,700
Total costs and expenses	4,434	4,979	4,836
Income from operations	47	795	584
Interest income	29	113	172
Interest expense	(88)	(123)	(91)
Other income (expense), net	19	30	5
Income before taxes	7	815	670
Provision for income taxes	38	122	32
Net income (loss)	$ (31)	$ 693	$ 638
Net income (loss) per share – Basic:	$(0.09)	$ 1.91	$ 1.62
Net income (loss) per share – Diluted:	$(0.09)	$ 1.87	$ 1.57
Weighted average shares used in computing net income (loss) per share:			
Basic	346	363	394
Diluted	346	371	406

Annual Report Financials

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET

	October 31, 2009	October 31, 2008
	(in millions, except par value and share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,479	$ 1,405
Short-term investments	14	24
Accounts receivable, net	595	770
Inventory	552	646
Other current assets	321	337
Total current assets	3,961	3,182
Property, plant and equipment, net	845	824
Goodwill	655	646
Other intangible assets, net	167	228
Restricted cash and cash equivalents	1,566	1,582
Long-term investments	163	206
Other assets	255	339
Total assets	$ 7,612	$ 7,007
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 307	$ 308
Employee compensation and benefits	336	409
Deferred revenue	285	280
Income and other taxes payable	26	128
Other accrued liabilities	169	205
Total current liabilities	1,123	1,330
Long-term debt	1,516	1,514
Senior notes	1,388	611
Retirement and post-retirement benefits	498	324
Other long-term liabilities	581	669
Total liabilities	5,106	4,448
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock; $0.01 par value; 125 million shares authorized; none issued and outstanding	—	—
Common stock; $0.01 par value; 2 billion shares authorized; 566 million shares at October 31, 2009 and 561 million shares at October 31, 2008 issued	6	6
Treasury stock at cost; 220 million shares at October 31, 2009 and 211 million shares at October 31, 2008	(7,627)	(7,470)
Additional paid-in-capital	7,552	7,410
Retained earnings	2,760	2,791
Accumulated other comprehensive loss	(185)	(178)
Total stockholders' equity	2,506	2,559
Total liabilities and stockholders' equity	$ 7,612	$ 7,007

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended October 31,		
	2009	2008	2007
	(in millions)		
Cash flows from operating activities:			
Net income (loss)	$ (31)	$ 693	$ 638
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	162	201	191
Share-based compensation	71	82	139
Deferred taxes	28	(53)	(134)
Excess and obsolete inventory-related charges	54	24	21
Translation gain from liquidation of a subsidiary	—	(25)	—
Non-cash restructuring and asset impairment charges	39	8	8
Net (gain) loss on sale of investments	—	4	(2)
Net (gain) loss on sale of assets and divestitures	(6)	2	(13)
Net pension curtailment and settlement gains	(16)	—	(1)
Other	2	(1)	2
Changes in assets and liabilities:			
Accounts receivable, net	193	(44)	22
Inventory	47	(14)	(21)
Accounts payable	(7)	(21)	(13)
Employee compensation and benefits	(86)	(10)	13
Income taxes and other taxes payable	(105)	45	132
Interest rate swap proceeds	43	—	—
Other assets and liabilities	20	(135)	(13)
Net cash provided by operating activities	408	756	969
Cash flows from investing activities:			
Investments in property, plant and equipment	(128)	(154)	(154)
Proceeds from the sale of property, plant and equipment	1	14	12
Purchase of investment securities	(30)	(256)	—
Proceeds from the sale of investment securities	94	150	13
Proceeds from divestitures, net	45	—	14
Change in restricted cash, cash equivalents and investments, net	16	33	3
Purchase of minority interest	(10)	(14)	—
Acquisitions of businesses and intangible assets, net of cash acquired	(2)	(172)	(344)
Net cash used in investing activities	(14)	(399)	(456)
Cash flows from financing activities:			
Issuance of common stock under employee stock plans	71	211	375
Treasury stock repurchases	(157)	(1,001)	(1,944)
Proceeds from credit facility	325	510	—
Repayment of credit facility	(325)	(510)	—
Proceeds from long-term debt and senior notes	748	16	598
Debt issuance costs	(5)	—	(5)
Payment of debt	—	—	(4)
Net cash provided by (used in) financing activities	657	(774)	(980)
Effect of exchange rate movements	23	(4)	31
Net increase (decrease) in cash and cash equivalents	1,074	(421)	(436)
Cash and cash equivalents at beginning of year	1,405	1,826	2,262
Cash and cash equivalents at end of year	$2,479	$ 1,405	$ 1,826

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock			Treasury Stock				
	Number of Shares	Par Value	Additional Paid-in Capital	Number of Shares	Treasury Stock at Cost	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
	(in millions, except number of shares in thousands)							
Balance as of October 31, 2006	535,109	$5	$6,605	(126,732)	$(4,525)	$1,534	$ 29	$ 3,648
Components of comprehensive income:								
Net income	–	–	–	–	–	638	–	638
Change in unrealized gain on investments	–	–	–	–	–	–	23	23
Change in unrealized gain on derivative instruments	–	–	–	–	–	–	(4)	(4)
Change in foreign currency translation	–	–	–	–	–	–	150	150
Change in minimum Pension liability	–	–	–	–	–	–	112	112
Amortization of non U.S. Pension plan costs	–	–	–	–	–	–	2	2
Deferred taxes, primarily related to currency translation and unrealized gain on investments	–	–	–	–	–	–	(31)	(31)
Total comprehensive income								890
Adjustment to initially apply amendment to ASC 715, "Compensation – Retirement Benefits", including tax impact	–	–	–	–	–	–	127	127
Share-based awards issued	16,013	1	373	–	–	–	–	374
Repurchase of common stock	–	–	–	(54,009)	(1,944)	–	–	(1,944)
Share-based compensation	–	–	139	–	–	–	–	139
Balance as of October 31, 2007	551,122	6	7,117	(180,741)	(6,469)	2,172	408	3,234
Components of comprehensive income:								
Net income	–	–	–	–	–	693	–	693
Change in unrealized gain on investments	–	–	–	–	–	–	(40)	(40)
Change in unrealized gain on derivative instruments	–	–	–	–	–	–	(26)	(26)
Translation gain reclassified into earnings related to liquidation of a subsidiary	–	–	–	–	–	–	(25)	(25)
Change in foreign currency translation	–	–	–	–	–	–	(100)	(100)
Deferred taxes, primarily related to unrealized losses on investments and derivatives	–	–	–	–	–	–	13	13
Change in deferred net pension costs:								
Net loss, including tax impact	–	–	–	–	–	–	(409)	(409)
Net prior service credit	–	–	–	–	–	–	1	1
Total comprehensive income								107
Adjustment to initially apply amendment to ASC 740, "Income Taxes"	–	–	–	–	–	(74)	–	(74)
Share-based awards issued	9,545	–	211	–	–	–	–	211
Repurchase of common stock	–	–	–	(30,081)	(1,001)	–	–	(1,001)
Share-based compensation	–	–	82	–	–	–	–	82
Balance as of October 31, 2008	560,667	6	7,410	(210,822)	(7,470)	2,791	(178)	2,559
Components of comprehensive income:								
Net loss	–	–	–	–	–	(31)	–	(31)
Change in unrealized loss on investments	–	–	–	–	–	–	6	6
Change in unrealized loss on derivative instruments	–	–	–	–	–	–	1	1
Losses reclassified into earnings related to derivative instruments	–	–	–	–	–	–	23	23
Change in foreign currency translation	–	–	–	–	–	–	157	157
Deferred taxes, primarily related to derivatives	–	–	–	–	–	–	(6)	(6)
Change in deferred net pension costs:								
Net loss, including tax impact	–	–	–	–	–	–	(287)	(287)
Net prior service credit	–	–	–	–	–	–	99	99
Total comprehensive loss								(38)
Share-based awards issued	5,400	–	71	–	–	–	–	71
Repurchase of common stock	–	–	–	(9,097)	(157)	–	–	(157)
Share-based compensation	–	–	71	–	–	–	–	71
Balance as of October 31, 2009	566,067	$6	$7,552	(219,919)	$(7,627)	$2,760	$(185)	$ 2,506

The accompanying notes are an integral part of these consolidated financial statements.

1. Overview and Summary of Significant Accounting Policies

Overview. Agilent Technologies, Inc. ("we", "Agilent" or the "company"), incorporated in Delaware in May 1999, is a measurement company, providing core bio-analytical and electronic measurement solutions to the communications, electronics, life sciences and chemical analysis industries.

Proposed Acquisition of Varian, Inc. On July 26, 2009, Agilent, Varian, Inc. ("Varian"), and Cobalt Acquisition Corp., a direct, wholly- owned subsidiary of Agilent, entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Varian would become a wholly-owned subsidiary of Agilent. Varian is a leading worldwide supplier of scientific instrumentation and associated consumables for life science and applied market applications. The estimated $1.5 billion total purchase price of Varian includes $52 cash per share of Varian's common stock, the cashing out of in the money stock options (after acceleration) and assumed debt. The transaction has been approved by shareholders of Varian and is expected to be completed after achieving customary closing conditions and regulatory approvals. We may finance the purchase price of Varian using a portion of the proceeds from our September 2009 offering of senior notes and other existing cash.

Revisions to Financial Statement Presentation. We have revised our consolidated balance sheet as of October 31, 2008 to correct an error in the classification of deferred tax assets and liabilities. This revision does not impact the consolidated statement of operations or the consolidated statement of cash flows for any period. During the April 30, 2009 quarter-end process, we noted that the October 31, 2008 U.S. deferred tax valuation allowances and certain deferred tax assets/deferred tax liabilities were misclassified on the balance sheet as a result of improperly applying the jurisdictional netting rules. We have therefore revised our balance sheet as of October 31, 2008 by decreasing other long-term liabilities by $435 million and decreasing other long-term assets by $404 million, decreasing other current assets by $26 million and increasing other accrued liabilities by $5 million.

Basis of presentation. The accompanying financial data has been prepared by us pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and is in conformity with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

Management is responsible for the fair presentation of the accompanying consolidated financial statements, prepared in accordance with U.S. GAAP, and has full responsibility for their integrity and accuracy. In the opinion of management, the accompanying consolidated financial statements contain all adjustments necessary to present fairly our consolidated balance sheet, statement of operations, statement of cash flows and statement of stockholders' equity for all periods presented.

Reclassifications. Certain prior year financial statement amounts have been reclassified to conform to the current year presentation with no impact on previously reported net income.

FASB Accounting Standards Codification. In June 2009, the Financial Accounting Standards Board ("FASB") introduced the "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles", ("The Codification or ASC"). The

Codification, which was launched on July 1, 2009, became the single source of authoritative nongovernmental U.S. GAAP, superseding existing literature issued by FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature. The Codification eliminates the GAAP hierarchy and establishes one level of authoritative guidance for GAAP. All other literature is considered non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We have adopted the Codification in the quarter ending October 31, 2009 and provided the appropriate references to the Codification, where appropriate. There has been no change to our financial statements due to the implementation of the Codification.

Principles of consolidation. The consolidated financial statements include the accounts of the company and our wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Partially owned, non-controlled equity affiliates are accounted for under the equity method.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, inventory valuation, investment impairments, share-based compensation, retirement and post-retirement plan assumptions, goodwill and purchased intangible assets, restructuring and asset impairment charges and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware and/or software), services and other arrangements (multiple element arrangements) that include combinations of products and services.

We recognize revenue, net of trade discounts and allowances, provided that (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the price is fixed or determinable and (4) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer, for products, or when the service has been provided. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments. We consider arrangements with extended payment terms not to be fixed or determinable, and accordingly we defer revenue until amounts become due. At the time of the transaction, we evaluate the creditworthiness of our customers to determine the appropriate timing of revenue recognition.

Product revenue. Our product revenue is generated predominantly from the sales of various types of test equipment. Product revenue, including sales to resellers and distributors, is reduced for estimated returns, when appropriate. For sales or arrangements that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue is delayed until the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete.

Where software is licensed separately, revenue is recognized when the software is delivered and title and risk of loss have been transferred to the customer or, in the case of electronic delivery of software, when the customer is given access to the licensed software programs. We also evaluate whether collection of the receivable is probable, the fee is fixed or determinable and whether any other undelivered elements of the arrangement exist on which a portion of the total fee would be allocated based on vendor-specific objective evidence.

Service revenue. Revenue from services includes extended warranty, customer support, consulting, training and education. Service revenue is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. For example, customer support contracts are recognized ratably over the contractual period, while training revenue is recognized as the training is provided to the customer. In addition the four revenue recognition criteria described above must be met before service revenue is recognized.

Multiple element arrangements. We use verifiable objective evidence of fair value or vendor-specific objective evidence of fair value for software to allocate revenue to elements in multiple element arrangements. We recognize revenue for delivered elements only when delivered elements have stand alone value, fair value of undelivered elements are known and there are no customer negotiated refund or return rights affecting the revenue recognized for the delivered elements. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of fair value of a delivered element, we allocate revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

Deferred revenue. Amounts billed or collected in advance of the period in which the related product or service qualifies for revenue recognition are recorded as deferred revenue.

Accounts receivable, net. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Such accounts receivable has been reduced by an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on customer specific experience and the aging of such receivables, among other factors. We do not have any off-balance-sheet credit exposure related to our customers. Accounts receivable are also recorded net of product returns.

Share-based compensation. For the years ended 2009, 2008 and 2007, we accounted for share-based awards made to our employees and directors including employee stock option awards, restricted stock units, employee stock purchases made under our Employee Stock Purchase Plan ("ESPP") and performance share awards under Agilent Technologies, Inc. Long-Term Performance Program ("LTPP") using the estimated grant date fair value method of accounting in accordance with the revised authoritative guidance. Under the fair value method, we recorded compensation expense for all share-based awards of $71 million in 2009, $82 million in 2008 and $139 million in 2007. In 2007, share-based compensation expense included $15 million of incremental net expense associated with the modification of the FY2005 LTPP program. In September 2007 our Board of Directors approved a modification that removed the performance metric from the payout computation for the FY2005 plan only. The modification changed the award payout calculation to be based exclusively on a market performance measure.

Inventory. Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for estimated excess and obsolete inventory based on estimates about future demand. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our excess inventory review process includes analysis of sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory.

Taxes on income. Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Warranty. Our standard warranty terms typically extend for one year from the date of delivery. We accrue for standard warranty costs based on historical trends in warranty charges as a percentage of net product shipments. The accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. Estimated warranty charges are recorded within cost of products at the time products are sold. See Note 15, "Guarantees".

Shipping and handling costs. Our shipping and handling costs charged to customers are included in net revenue, and the associated expense is recorded in cost of products for all periods presented.

Goodwill and Purchased Intangible Assets. We review goodwill for impairment annually as of September 30 and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with the authoritative guidance. The circumstances that could trigger a goodwill impairment could include, but are not limited to, the following items to the extent that management believes the occurrence of one or more would make it more likely than not that we would fail the first step of the goodwill impairment test (as described in the next paragraph): significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, a portion of a reporting unit's goodwill has been included in the carrying amounts of a business that will be disposed or if our market capitalization is below our net book value.

The provisions of authoritative guidance require that we perform a two-step impairment test on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit. As defined in the authoritative guidance, a reporting unit is an operating segment, or one level below an operating segment. Accordingly, we have aggregated components of an operating segment that have similar economic characteristics into our reporting units. At the time of an acquisition, we assign goodwill to the reporting unit that is expected to benefit from the synergies of the combination. For 2009, Agilent had three reporting units, which were the same as our operating segments: electronic measurement, bio-analytical measurement and semiconductor and board test.

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment, as our businesses operate in a number of markets and geographical regions. We determine the fair value of our reporting units based on an income approach, whereby we calculate the fair value of each reporting unit based on the present value of estimated future cash flows, which are formed by evaluating historical trends, current budgets, operating plans and industry data. We evaluate the reasonableness of the fair value calculations of our reporting units by reconciling the total of the fair values of all of our reporting units to our total market capitalization, taking into account an appropriate control premium. We then compare the carrying value of our reporting units to the fair value calculations based on the income approach noted above.

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit's assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value allocated to goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. Estimates of the future cash flows associated with the businesses are critical to these assessments. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods.

Purchased intangible assets consist primarily of acquired developed technologies, proprietary know-how, trademarks, and customer relationships and is amortized using the straight-line method over estimated useful lives ranging from 1 to 15 years.

Advertising. Advertising costs are expensed as incurred and amounted to $36 million in 2009, $45 million in 2008 and $48 million in 2007 for Agilent operations.

Research and development. To date, costs related to research, design and development of our products are charged to research and development expense as they are incurred.

Sales Taxes. Sales taxes collected from customers and remitted to governmental authorities are not included in our revenue.

Net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) – the numerator – by the weighted average number of common shares outstanding – the denominator – during the period excluding the dilutive effect of stock options and other employee stock plans. Diluted net income per share gives effect to all potentially dilutive common stock equivalents outstanding during the period. In computing diluted net income per share under the treasury stock method, the average stock price for the period is used in determining the number of shares assumed to be purchased from the proceeds of stock option exercises. The number of shares assumed to be purchased also considers the amount of unrecognized compensation cost for future service. As a result of the company's net loss in 2009, the computation of diluted net loss per share for 2009 excludes the diluted impact of all common stock equivalents outstanding. Diluted net income (loss) per share for fiscal years 2009, 2008 and

2007 excluded the potentially dilutive effect of 29 million, 7 million and 5 million options to purchase common stock, respectively, as their effect was antidilutive.

Cash, cash equivalents and short term investments. We classify investments as cash equivalents if their original or remaining maturity is three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates fair value.

As of October 31, 2009, approximately 53 percent of our cash and cash equivalents is held in the U.S. and 11 percent is held in a centrally managed global cash pool outside the U.S. The remainder is held by other Agilent entities throughout the world. Approximately 5 percent of our overall cash and cash equivalents is maintained in demand deposit accounts with global financial institutions of high credit quality and is available to be used in paying and receiving activities. The remainder is invested in institutional money market funds, short-term bank time deposits and similar short duration instruments with fixed maturities from overnight to three months. We continuously monitor the creditworthiness of the financial institutions and institutional money market funds in which we invest our funds.

We classify investments as short-term investments if their original or remaining maturities are greater than three months and their remaining maturities are one year or less.

Restricted cash and cash equivalents was $1.6 billion in 2009 and 2008 mostly held in commercial paper.

Fair Value of Financial Instruments. The carrying values of certain of our financial instruments including cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, short-term debt, accrued compensation and other accrued liabilities approximate fair value because of their short maturities. Agilent determines the fair value of short-term and long-term investments in debt securities considering information obtained from independent pricing sources. The fair value of long-term equity investments is determined using quoted market prices for those securities when available. The fair value of our long-term debt approximates the carrying value. The fair value of foreign currency contracts used for hedging purposes is estimated internally by using inputs tied to active markets. See also Note 11, "Fair Value Measurements" for additional information on the fair value of financial instruments.

Concentration of credit risk. Financial instruments that potentially subject Agilent to significant concentration of credit risk include money market fund investments, time deposits, commercial paper and demand deposit balances. These investments are categorized as cash and cash equivalents, restricted cash and cash equivalents and short-term and long-term investments. In addition, Agilent has credit risk from derivative financial instruments used in hedging activities and accounts receivable. We invest in a variety of financial instruments and limit the amount of credit exposure with any one financial institution. Credit risk with respect to our accounts receivable is diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We have a comprehensive credit policy in place and exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount and we sell the majority of our products through our direct sales force. Credit risk is mitigated through collateral such as letter of credit, bank guarantees or payment terms like cash in advance. Credit evaluation is performed by an independent team to ensure proper segregation of duties. No single customer accounted for more than 10 percent or more of combined accounts receivable as of October 31, 2009.

Derivative instruments. Agilent is exposed to global market exchange rate and interest rate risks in the normal course of business. We enter into foreign exchange contracts, primarily forward contracts and purchased options and interest rate swaps to manage financial exposures resulting from changes in foreign currency exchange rates and interest rates. In the vast majority of cases, these contracts are designated at inception as hedges of the related foreign currency or interest exposures. Foreign currency exposures include committed and anticipated revenue and expense transactions and assets and liabilities that are denominated in currencies other than the functional currency of the subsidiary. Interest rate exposures are associated with the company's fixed-rate debt. For option contracts, we exclude time value from the measurement of effectiveness. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate and interest rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies; foreign exchange hedging contracts generally mature within twelve months and interest rate swaps mature at the same time as the maturity of the debt. In order to manage foreign currency exposures in a few limited jurisdictions, such as China, we may enter into foreign exchange contracts that do not qualify for hedge accounting. In such circumstances, the local foreign currency exposure is offset by contracts owned by the parent company. We do not use derivative financial instruments for speculative trading purposes.

All derivatives are recognized on the balance sheet at their fair values. For derivative instruments that are designated and qualify as a fair value hedge, changes in value of the derivative are recognized in the consolidated statement of operations in the current period, along with the offsetting gain or loss on the hedged item attributable to the hedged risk. For derivative instruments that are designated and qualify as a cash flow or net investment hedge, changes in the value of the effective portion of the derivative instrument is recognized in accumulated comprehensive income, a component of stockholders' equity. Amounts associated with cash flow hedges are reclassified and recognized in income when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur. Amounts associated with net investment hedges are recognized only when the subsidiary is sold or liquidated. Derivatives not designated as hedging instruments are recorded on the balance sheet at their fair value and changes in the fair values are recorded in the income statement in the current period. Derivative instruments are subject to master netting arrangements and qualify for net presentation in the balance sheet. Changes in the fair value of the ineffective portion of derivative instruments are recognized in earnings in the current period. Ineffectiveness in 2009, 2008 and 2007 was not significant.

Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger, and the resulting gain or loss is reflected in the consolidated statement of operations. Buildings and improvements are depreciated over the lesser of their useful lives or the remaining term of the lease and machinery and equipment over three to ten years. We currently use the straight-line method to depreciate assets.

Leases. We lease buildings, machinery and equipment under operating leases for original terms ranging generally from one to twenty years. Certain leases contain renewal options for periods up to twenty years.

Capitalized software. We capitalize certain internal and external costs incurred to acquire or create internal use software. Capitalized software is included in property, plant and equipment and is depreciated over three to five years once development is complete.

Impairment of long-lived assets. We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Employee compensation and benefits. Amounts owed to employees, such as accrued salary, bonuses and vacation benefits are accounted for within employee compensation and benefits. The total amount of accrued vacation benefit was $133 million as of October 31, 2009 and $134 million as of October 31, 2008.

Foreign currency translation. We translate and remeasure balance sheet and income statement items into U.S. dollars. For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates; revenue and expenses are translated using monthly exchange rates which approximate to average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive loss in stockholders' equity. The cumulative translation adjustment balance at October 31, 2009 and 2008 was an unrealized gain of $389 million and $232 million, respectively.

For those subsidiaries that operate in a U.S. dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for nonmonetary assets and capital accounts which are remeasured at historical exchange rates. Revenue and expenses are generally remeasured at monthly exchange rates which approximate average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in consolidated net income (loss). Net gains or losses resulting from foreign currency transactions, including hedging gains and losses, are reported in other income (expense), net and were $1 million net loss, $4 million net gain and $17 million net loss for fiscal years 2009, 2008 and 2007, respectively.

2. New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued guidance on measurements of fair value. The guidance defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The guidance does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued authoritative guidance which allowed for the delay of the effective date of the authoritative guidance for nonfinancial assets and nonfinancial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Effective November 1, 2008, we adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of the guidance for financial assets and financial liabilities did not have a material impact on the company's results of operations or the fair values of its financial assets and liabilities. We are required to apply the provisions to nonfinancial assets and nonfinancial liabilities as of November 1, 2009 and do not expect it to have a material impact on our consolidated financial statements.

On October 31, 2007, the company adopted FASB's guidance on defined benefit pension and other postretirement plans. This authoritative guidance requires recognition of the overfunded or underfunded status of each plan as an asset or liability in the consolidated balance sheet with the offsetting change in that funded status to accumulated other comprehensive income. Upon adoption, this guidance required immediate recognition in accumulated other comprehensive income of actuarial gains/losses and prior service costs/benefits – both of which were previously unrecognized. Additional minimum pension liabilities and related intangible assets are eliminated upon adoption of the new standard. As required by the guidance, the company has moved the measurement date for our non-U.S. plans from September 30 to October 31 effective October 31, 2009. The adoption of the measurement provisions did not have a material impact on our consolidation financial statements.

In December 2007, the FASB issued amendments to the guidance for business combinations. The revised guidance provides the recognition and measurement requirements of identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also requires additional disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This guidance is effective beginning November 1, 2009, at which time we will change our accounting treatment for business combinations. As a result of adopting the amended guidance on November 1, 2009, we did not have a material impact to our consolidated financial statements.

In December 2007, the FASB issued new guidance on non-controlling interests in consolidated financial statements. The guidance requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled, and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. It is effective for fiscal years beginning on or after December 15, 2008 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements shall be applied prospectively. We do not expect the adoption of the guidance to have a material impact on our consolidated financial statements.

In December 2008, the FASB issued amendments to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The guidance requires detailed disclosures regarding the investment strategies, fair value measurements, and concentrations of risk of plan assets of a defined benefit pension or other postretirement plan. The authoritative guidance is effective for fiscal years ending after

December 15, 2009 and will be applied prospectively. We are currently evaluating the impact of adopting the guidance on our consolidated financial statements.

In June 2009, the FASB issued amendments to provide guidance on variable interest entities. The guidance eliminates a required quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis. It requires an ongoing reassessment of whether an entity is the primary beneficiary. The guidance will be effective as of the beginning of the first annual reporting period that begins after November 15, 2009, and will be applied retrospectively. We are currently evaluating the impact, if any, that the adoption of the guidance will have on our consolidated financial statements.

In August 2009, the FASB issued guidance on the measurement of liabilities at fair value. The guidance provides clarification that in circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets. If none of this information is available, an entity should use a valuation technique in accordance with existing fair valuation principles. We adopted the guidance in the quarter ended October 31, 2009, and there was no material impact on our consolidated financial statements.

In September 2009, the FASB amended the guidance concerning fair value measurements of investments in certain entities that calculate net asset value per share (or its equivalent). If fair value is not readily determinable, the amended guidance permits, as a practical expedient, a reporting entity to measure the fair value of an investment using the net asset value per share (or its equivalent) provided by the investee without further adjustment. The guidance is effective for interim and annual periods ending after December 15, 2009. We do not expect a material impact on the consolidated financial statements due to the adoption of this amended guidance.

In October 2009, the FASB amended revenue recognition guidance for arrangements with multiple deliverables. The guidance eliminates the residual method of revenue recognition and allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. Full retrospective application of the guidance is optional. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product's essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. Full retrospective application of the new guidance is optional. This guidance must be adopted in the same period that we adopt the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

3. Share-Based Compensation

Agilent accounts for share-based awards in accordance with the provisions of the revised accounting guidance which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock option awards, restricted stock units, employee stock purchases made under our ESPP and performance share awards granted to selected members of our senior management under the LTPP based on estimated fair values.

Description of Share-Based Plans

Employee stock purchase plan. Effective November 1, 2000, we adopted the ESPP. Prior to November 1, 2008, under the provisions of the ESPP, eligible employees could contribute up to ten percent of their base compensation to purchase shares of our common stock at 85 percent of the lower of the fair market value at the entry date or the purchase date of each offering period, as defined by the ESPP. Effective November 1, 2008, the Compensation Committee of Board of Directors approved a change to our ESPP that eliminated the look back period. The ESPP will continue to allow eligible employees to purchase shares of our common stock at 85 percent of the purchase price, but only uses the purchase date to establish the fair market value. As of October 31, 2009, the number of shares of common stock authorized and available for issuance under our ESPP was 26,710,768. Shares authorized for issuance in connection with the ESPP are subject to an automatic annual increase of the lesser of one percent of the outstanding shares of common stock of Agilent on November 1, or an amount determined by the Compensation Committee of our Board of Directors. Under the terms of the ESPP, in no event shall the number of shares issued under the ESPP exceed 75 million shares.

Incentive compensation plans. On November 19, 2008 and March 11, 2009, the Compensation Committee of Board of Directors and the stockholders, respectively, approved the Agilent Technologies, Inc. 2009 Stock Plan (the "2009 Stock Plan") to replace the Company's 1999 Stock Plan and 1999 Stock Non-Employee Director Stock Plan and subsequently reserved 25,000,000 shares of Company common stock that may be issued under the 2009 Plan, plus any shares forfeited or cancelled under the 1999 Stock Plan. The 2009 Stock Plan provides for the grant of awards in the form of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance shares and performance units with performance-based conditions on vesting or exercisability, and cash awards. The 2009 Plan has a term of ten years. As of October 31, 2009, 25,872,956 shares were available for future awards under the 2009 Stock Plan.

Stock options granted under the 2009 Stock Plans may be either "incentive stock options", as defined in Section 422 of the Internal Revenue Code, or non-statutory. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant and generally have a maximum contractual term of ten years. The exercise price for stock options is generally not less than 100 percent of the fair market value of our common stock on the date the stock award is granted.

Effective November 1, 2003, the Compensation Committee of the Board of Directors approved the LTPP, which is a performance stock award program under the 1999 and 2009 Stock Plans, for the company's executive officers and other key employees. Participants in this program are entitled to receive unrestricted shares of the company's stock after the end of a three-year period, if specified performance targets are met. LTPP awards are generally designed to meet the criteria of a performance award with the performance metrics and peer group comparison set at the beginning of the performance period. The maximum contractual term for awards under the LTPP program is three years. The following table summarizes the shares approved by the Compensation Committee to be issued under the LTPP.

Period	Approved Target Award Shares	Fiscal Year Shares May Be Awarded
FY2007 LTPP	447,684	2010
FY2008 LTPP	364,396	2011
FY2009 LTPP	391,868	2012

In all cases, the final award may vary from zero to 200 percent of the target award as it is based on certain performance metrics. We consider the dilutive impact of this program in our diluted net income (loss) per share calculation only to the extent that the performance conditions are met.

In March 2007, we began to issue restricted stock units under our share-based plans. The estimated fair value of the restricted stock unit awards granted under the Stock Plans is determined based on the market price of Agilent's common stock on the date of grant. Restricted stock units generally vest at a rate of 25 percent per year over a period of four years from the date of grant.

Impact of Share-Based Compensation Awards

We have recognized compensation expense based on the estimated grant date fair value method under the revised authoritative guidance. For all share-based awards we have recognized compensation expense using a straight-line amortization method. As the guidance requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation has been reduced for estimated forfeitures.

The impact on our results for share-based compensation was as follows:

	Years Ended October 31,		
	2009	2008	2007
	(in millions)		
Cost of products and services	$14	$17	$ 31
Research and development	11	13	22
Selling, general and administrative	46	52	86
Total share-based compensation expense	$71	$82	$139

At October 31, 2009 there was no share-based compensation capitalized within inventory. Income tax benefit recognized in 2009, 2008 and 2007 in the statement of operations for share-based compensation was not material. The weighted average grant date fair value of options, granted in 2009, 2008 and 2007 was $5.77, $12.01 and $10.98 per share, respectively.

Included in the 2007 share-based compensation expense amount of $139 million is $6 million of expense related to the FY2004 LTPP. During 2007, we received the final performance results of our FY2004 LTPP which ended on October 31, 2006. The results indicated that we exceeded our specified performance targets. Consequently, we recorded incremental expense to reflect this program's performance results. In addition, in 2007, we recorded $4 million of expense for the acceleration of unvested awards related to the separation of a senior executive.

In 2007, share-based compensation expense included $15 million of incremental net expense associated with the modification of the FY2005 LTPP. In September 2007, our Board of Directors approved a modification that removed the performance metric from the payout computation for the FY2005 program only which ended on October 31, 2007. The modification changed the award payout calculation to be based exclusively on the market metric. The number of shares awarded under the FY2005 LTPP was 200 percent of the target award.

Valuation Assumptions

For all periods presented, the fair value of share-based awards for employee stock option awards was estimated using the Black-Scholes option pricing model. For all periods presented, shares granted under the LTPP were valued using a Monte Carlo simulation. As a result of the change in our ESPP effective November 1, 2008, no Black-Scholes assumptions were required in the valuation of awards granted under our current ESPP for 2009. For 2008 and 2007 the value of share-based awards for ESPP awards was estimated using the Black-Scholes option pricing model. The estimated fair value of restricted stock unit awards was determined based on the market price of Agilent's common stock on the date of grant.

The assumptions used to estimate the fair value of employee stock options granted, ESPP purchases and the LTPP were as follows:

	Years Ended October 31,		
	2009	2008	2007
Stock Option Plans:			
Weighted average risk-free interest rate	2.31%	3.16%	4.61%
Dividend yield	0%	0%	0%
Weighted average volatility	32%	33%	29%
Expected life	4.40 yrs	4.60 yrs	4.60 yrs
ESPP:			
Weighted average risk-free interest rate	N/A	2.93%	4.80%
Dividend yield	N/A	0%	0%
Weighted average volatility	N/A	31%	31%
Expected life	N/A	0.5-1 yrs	0.5-2 yrs
LTPP:			
Volatility of Agilent shares	33%	27%	31%
Volatility of selected peer-company shares	17%-62%	17%-52%	15%-57%
Price-wise correlation with selected peers	35%	24%	29%

Both the Black-Scholes and Monte Carlo simulation fair value models require the use of highly subjective and complex assumptions, including the option's expected life and the price volatility of the underlying stock. For the year 2009 the expected stock price volatility assumption was determined using the historical volatility of Agilent's stock options over the most recent historical period equivalent to the expected life. Management believes that based on current data these estimates of volatility are more appropriate than implied volatility. In reaching this conclusion, we have considered many factors including the limited number of Agilent options currently traded and our limited ability to find traded options in the current market with similar terms and prices to the options we are valuing. For 2008 and 2007 we used implied volatility of Agilent's publicly traded, similarly priced, stock options to estimate the expected stock price volatility assumption for employee stock option awards. In estimating the expected life of our options granted we considered the historical option exercise behavior of our employees, which we believe is representative of future behavior.

In the first quarter of 2009, we revised our estimate of the expected life of our employee stock options from 4.6 years to 4.4 years. In revising this estimate, we considered the historical option exercise behavior of our employees. In the first quarter of 2009, we granted the majority of our employee stock options to executive employees and the review of our data indicated that our executive employees, on average, exercise their options at 4.4 years.

Under the anti-dilution provision of the 1999 Stock Plan, on November 1, 2006, Agilent adjusted the exercise price downward and number of option shares upward for each outstanding employee stock option to preserve the value of the options after the Verigy spin-off. The impact of the adjusted exercise price and number of options has been reflected in our disclosures as of November 1, 2006.

Share-Based Payment Award Activity

Employee Stock Options

The following table summarizes employee stock option award activity made to our employees and directors for 2009:

	Options Outstanding	Weighted Average Exercise Price
	(in thousands)	
Outstanding at October 31, 2008	37,766	$29
Granted	2,083	$19
Exercised	(1,450)	$20
Cancelled/Forfeited/Expired	(2,383)	$30
Plan Shares Expired	(2,128)	$42
Outstanding at October 31, 2009	33,888	$28

The plan shares expired per the above table represent cancelled options granted under the HP stock option plan that are not added back to our available for grant options.

Forfeited and expired options from total cancellations in 2009 were as follows:

	Options Cancelled	Weighted Average Exercise Price
	(in thousands)	
Forfeited	91	$27
Expired	4,420	$36
Total Options Cancelled at October 31, 2009	4,511	$36

The options outstanding and exercisable for equity share-based payment awards at October 31, 2009 were as follows:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
	(in thousands)	(in years)		(in thousands)	(in thousands)	(in years)		(in thousands)
$ 0 - 25	13,436	4.4	$20	$58,924	11,453	3.7	$21	$47,513
$25.01 - 30	6,002	3.4	$27	–	5,956	3.4	$27	–
$30.01 - 40	13,384	5.4	$33	–	10,714	5.0	$33	–
$40.01 & over	1,066	0.8	$61	–	1,066	0.8	$61	–
	33,888	4.5	$28	$58,924	29,189	3.9	$28	$47,513

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the company's closing stock price of $24.74 at October 31, 2009, which would have been received by award holders had all award holders exercised their awards that were in-the-money as of that date. The total number of in-the-money awards exercisable at October 31, 2009 was approximately 11 million.

The following table summarizes the aggregate intrinsic value of options exercised and the fair value of options granted in 2009, 2008 and 2007:

	Aggregate Intrinsic Value	Weighted Exercise Price Price	Value Using Black-Scholes Model
	(in thousands)		
Options exercised in fiscal 2007	$152,171	$25	
Black-Scholes value of options granted during fiscal 2007			$11
Options exercised in fiscal 2008	$ 62,955	$26	
Black-Scholes value of options granted during fiscal 2008			$12
Options exercised in fiscal 2009	$ 7,836	$20	
Black-Scholes value of options granted during fiscal 2009			$ 6

As of October 31, 2009, the unrecognized share-based compensation costs for outstanding stock option awards, net of expected forfeitures, was approximately $12 million which is expected to be amortized over a weighted- average period of 1.8 years. The amount of cash received from the exercise of share-based awards granted was $71 million in 2009, $211 million in 2008 and $375 million in 2007. See Note 4, "Provision for Income Taxes" for the tax impact on share-based award exercises.

Non-vested Awards

The following table summarizes non-vested award activity in 2009 primarily for our LTPP and restricted stock unit awards:

	Shares	Weighted Average Grant Price
	(in thousands)	
Non-vested at October 31, 2008	3,640	$34
Granted	807	$19
Vested	(1,426)	$28
Forfeited	(90)	$32
FY2006 LTPP Incremental Issuance	161	$19
Non-vested at October 31, 2009	3,092	$30

As of October 31, 2009, the unrecognized share-based compensation costs for non-vested restricted stock awards, net of expected forfeitures, was approximately $36 million which is expected to be amortized over a weighted- average period of 1.8 years. The total fair value of restricted stock awards vested was $25 million for 2009, $40 million for 2008 and $41 million for 2007.

4. Provision For Income Taxes

The provision for income taxes from operations is comprised of:

	Years Ended October 31,		
	2009	2008	2007
		(in millions)	
U.S. federal taxes from operations:			
Current	$(20)	$ 39	$ 71
Deferred	26	(33)	(127)
Non-U.S. taxes from operations:			
Current	20	114	91
Deferred	6	(3)	(5)
State taxes from operations, net of federal benefit:			
Current	10	22	3
Deferred	(4)	(17)	(1)
Total provision from operations	$ 38	$122	$ 32

The income tax provisions do not reflect potential future tax savings resulting from excess deductions associated with our various share-based award plans.

Annual Report Financials

The significant components of deferred tax assets and deferred tax liabilities included on the consolidated balance sheet are:

	Years Ended October 31,			
	2009		2008	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in millions)			
Inventory	$ 76	$ –	$ 61	$ –
Property, plant and equipment	19	72	19	86
Warranty reserves	11	1	11	1
Retiree medical benefits	44	1	42	1
Other retirement benefits	98	50	105	119
Employee benefits, other than retirement	192	–	204	–
Net operating loss and credit carryforwards	239	–	307	–
Unremitted earnings of foreign subsidiaries	–	53	–	72
Share-based compensation	54	–	51	–
Deferred revenue	284	–	253	–
Other	50	10	67	7
Subtotal	1,067	187	1,120	286
Tax valuation allowance	(684)	–	(621)	–
Total deferred tax assets or deferred tax liabilities	$ 383	$187	$ 499	$286

The breakdown between current and long-term deferred tax assets and deferred tax liabilities was as follows for the years 2009 and 2008:

	Years Ended October 31,	
	2009	2008
	(in millions)	
Current deferred tax assets (included within other current assets)	$139	$132
Long-term deferred tax assets (included within other assets)	47	95
Current deferred tax liabilities (included within income and other taxes payable)	(3)	(11)
Long-term deferred tax liabilities (included within other long-term liabilities)	13	(3)
Total	$196	$213

The consolidated balance sheet reflects the allocation of the valuation allowance based on the pro-rata portion of gross current and non-current deferred tax assets in each jurisdiction where a valuation allowance is required. During 2003, we established valuation allowances for the deferred tax assets of the U.S. and certain entities in foreign jurisdictions. The valuation allowances were determined in accordance with the provisions of the authoritative guidance which require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. During 2007, we concluded that it is more likely than not that a significant portion of our U.S. federal deferred tax assets would be realized and reversed a portion of the valuation allowance. During 2008, we maintained a partial U.S. federal valuation allowance and concluded that a significant portion of our U.S. state deferred tax assets would be realized and reversed a portion of the valuation allowance. The valuation allowance increased substantially in 2008 as a result of changes to other comprehensive income-related taxes for pensions, certain mark to market investments, currency translation adjustments and an increase in the amount of foreign tax credits. During 2009, we continued to maintain partial valuation allowances for U.S. federal and state deferred tax assets. In 2009, the valuation allowances increased over the prior year reflecting an offset of an increase in the gross deferred tax liability for other comprehensive income and the increases of the gross deferred tax assets for losses incurred and other operating timing items. The valuation allowance increases are primarily associated with the U.S. and U.K. Cumulative losses incurred by certain entities in foreign jurisdictions in recent years represent sufficient negative evidence to require maintaining full valuation allowances. We intend to maintain partial or full valuation allowances until sufficient positive evidence exists to support reversal of a valuation allowance in a given taxing jurisdiction.

At October 31, 2009, we had federal net operating loss carryforwards of approximately $27 million and tax credit carryforwards of approximately $54 million. The federal net operating losses expire in years beginning 2015 through 2029, and the federal tax credits expire in 2020, if not utilized. At October 31, 2009, we had state net operating loss carryforwards of approximately $48 million which expire in years beginning 2013 through 2029, if not utilized. In addition, we had state tax credit carryforwards of $43 million that do not expire. All of the federal and some of the state net operating loss carryforwards are subject to change of ownership limitations provided by the Internal Revenue Code and similar state provisions. These annual loss limitations may result in the expiration or reduced utilization of the net operating losses. At October 31, 2009, we also had foreign net operating loss carryforwards of approximately $489 million. Of this foreign loss, $309 million will expire in years beginning 2011 through 2018, if not utilized. The remaining $180 million has an indefinite life. Some of the foreign losses are subject to annual loss limitation rules.

The authoritative guidance prohibits recognition of a deferred tax asset for excess tax benefits related to stock and stock option plans that have not yet been realized through reduction in income taxes payable. Such unrecognized deferred tax benefits totaled $149 million as of October 31, 2009 and will be accounted for as a credit to shareholders' equity, if and when realized through a reduction in income taxes payable.

The differences between profit before tax times the U.S. federal statutory income tax rate and our provision for income taxes from operations are:

	Years Ended October 31,		
	2009	2008	2007
	(in millions)		
Profit before tax times statutory rate	$ 2	$ 285	$ 234
State income taxes, net of federal benefit	6	5	3
Non-U.S. income taxed at different rates	(24)	(118)	(109)
Research credits	(7)	(7)	(7)
Hewlett-Packard settlement or spin related	–	–	(73)
Nondeductible goodwill	2	–	–
Nondeductible employee stock purchase plan expense	2	3	7
Other, net	11	18	4
Valuation allowances	46	(64)	(27)
Provision for income taxes	$38	$ 122	$ 32
Effective tax rate	543%	15%	4.8%

The domestic and foreign components of income (loss) earnings from operations before taxes are:

	Years Ended October 31,		
	2009	2008	2007
	(in millions)		
U.S. operations	$(226)	$(100)	$ (460)
Non-U.S. operations	233	915	1,130
Total income (loss) from operations	$ 7	$ 815	$ 670

For 2009, the annual effective tax rate was 543 percent on operations. The 543 percent operations tax rate reflects that our structure has a fixed component of tax and that on reduced profitability unusual tax rate results. The tax rate also includes tax on earnings in jurisdictions that have low effective tax rates. In addition, net tax benefits totaling $67 million relating primarily to the lapses of statutes of limitations and tax settlements in foreign jurisdictions are incorporated in the rate. Without considering interest and penalties, the rate reflects taxes in all jurisdictions except the U.S. and foreign jurisdictions in which income tax expense or benefit continues to be offset by adjustments to valuation allowances. We intend to maintain partial or full valuation allowances in these jurisdictions until sufficient positive evidence exists to support the reversal of the valuation allowances.

For 2008, the annual effective tax rate was 15 percent on operations. The 15 percent operations tax rate includes a beneficial release of a portion of the U.S. federal and state valuation allowances which results in U.S. tax expense of nearly zero. It also includes tax on earnings in other jurisdictions that have low effective tax rates. Without considering interest and penalties, the provision for taxes was recorded for income generated in jurisdictions other than the Netherlands, Puerto Rico, Switzerland, the U.S., and the U.K. where we have recorded valuation allowances.

For 2007, the annual effective tax rate was 4.8 percent on operations. The 4.8 percent operations tax rate reflects taxes at an effective tax rate of zero in the U.S. (due to a release of a significant portion of the valuation allowance) and at low effective tax rates in other jurisdictions. The low operations tax rate includes a benefit of $31 million related to valuation allowance adjustments based on changes in other comprehensive income items, portions of which are attributable to increases in currency translation adjustments and to increases in the value of certain stock investments. In addition, the tax rate includes benefits totaling $73 million related to the resolution of primarily non-U.S. tax issues associated with the 2000 spin-off of Agilent from Hewlett-Packard.

Agilent records U.S. income taxes on the undistributed earnings of foreign subsidiaries unless the subsidiaries' earnings are considered permanently reinvested outside the U.S. As of October 31, 2009, the cumulative amount of undistributed earnings considered permanently reinvested is $2,983 million. The determination of the unrecognized deferred tax liability on these earnings is not practicable. If management decides to remit these permanently reinvested earnings to the U.S. in a future period, our provision for income taxes may increase materially in that period.

Agilent enjoys tax holidays in several different jurisdictions, most significantly in Singapore, Malaysia and Switzerland. The tax holidays provide lower rates of taxation on certain classes of income and require various thresholds of investments and employment or specific types of income in those jurisdictions. During the years 2000 through 2009, Agilent enjoyed tax holidays that applied to manufacturing income generated in Malaysia and Singapore as well as income generated from abroad in Switzerland. The tax holiday in Malaysia expires in 2010. In Singapore, three holidays have now expired. However, two of them are currently being renegotiated. In Switzerland, some tax holidays have been renewed with the next one expiring in 2013. Also, Agilent secured in 2004 an additional Singapore tax holiday for earnings from investments and related activity that began in 2004. The tax holiday applies to applicable earnings of Agilent until the end of 2013, with the opportunity for a reduced rate thereafter.

As a result of the incentives, the impact of the tax holidays decreased income taxes by $14 million, $112 million and $190 million in 2009, 2008 and 2007, respectively. The benefit of the tax holidays on net income per share (diluted) was approximately $0.04, $0.30 and $0.47 in 2009, 2008 and 2007, respectively.

We are subject to ongoing tax examinations of our tax returns by the Internal Revenue Service and other tax authorities in various jurisdictions. In accordance with the guidance on the accounting for uncertainty in income taxes, we regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

We include interest and penalties related to unrecognized tax benefits within the provision for income taxes on the consolidated statements of operations. As of October 31, 2009, we accrued and reported $41.1 million of interest and penalties relating to unrecognized tax benefits of which $(0.2) million was recognized in 2009.

A 2009 and 2008 rollforward of our uncertain tax positions including all federal, state and foreign tax jurisdictions is as follows:

	2009	2008
	(in millions)	
Balance, beginning of year	$946	$915
Additions for tax positions related to the current year	18	61
Additions for tax positions from prior years	34	20
Reductions for tax positions from prior years	(61)	(41)
Statute of limitations expirations	(7)	(9)
Balance, end of year	$930	$946

In the U.S., the tax years remain open back to the year 2000. In other major jurisdictions where we conduct business, the tax years generally remain open back to the year 2003. It is reasonably possible that changes to our unrecognized tax benefits could be significant in the next twelve months due to lapses of statutes of limitation and tax audit settlements. As a result of uncertainties regarding the timing of the completion of tax audits in various jurisdictions and their possible outcomes, an estimate of the range of increase or decrease that could occur in the next twelve months cannot be made.

Our U.S. federal income tax returns for 2000 through 2007 have been or are under audit by the Internal Revenue Service ("IRS"). In August 2007, we received a Revenue Agent's Report ("RAR") for 2000 through 2002. The RAR proposed many adjustments to taxable income. One adjustment, however, which deals with the use of Agilent's brand name by our foreign affiliates accounts for the majority of the proposed adjustments. In August of 2009, this brand name issue was resolved with no adjustments made to Agilent's taxable income. We continue to meet with the Appeals Office of the IRS in order to resolve the remaining issues associated with the RAR's proposed adjustments. We are uncertain as to how and when these issues will be finally resolved. It may take several years. We believe that any required adjustments however will be more than offset by applying available net operating losses from the years under audit and undisputed tax credits. Based on current information, we believe that the ultimate disposition of these matters is unlikely to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

5. Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented below. As a result of the company's net loss in 2009, the computation of diluted net loss per share for 2009 excludes the diluted impact of all common stock equivalents outstanding.

	Years Ended October 31,		
	2009	2008	2007
	(in millions)		
Numerator:			
Net income (loss)	$(31)	$693	$ 638
Denominators:			
Basic weighted average shares	346	363	394
Potentially dilutive common stock equivalents — stock options and other employee stock plans	—	8	12
Diluted weighted average shares	346	371	406

The dilutive effect of share-based awards is reflected in diluted net income (loss) per share by application of the treasury stock method, which includes consideration of unamortized share-based compensation. The total number of share-based awards issued in 2009, 2008 and 2007 were 5 million, 10 million and 16 million, respectively.

In connection with the October 31, 2006 Verigy distribution, on November 1, 2006 Agilent distributed .122435 of an ordinary share of Verigy for each outstanding share of Agilent common stock owned as of October 16, 2006 to Agilent's stockholders. In addition, under the anti-dilution provision of the 1999 Stock Plan, on November 1, 2006 Agilent adjusted the exercise price downward and number of option shares upward for each outstanding employee stock option to preserve the value of the options after the Verigy spin-off. For further details on the distribution see Note 3, "Share- Based Compensation."

The following table presents options to purchase shares of common stock, which were not included in the computation of diluted net income (loss) per share because they were anti-dilutive.

	Years Ended October 31,		
	2009	2008	2007
Options to purchase shares of common stock (in millions)	29	7	5
Weighted-average exercise price	$30	$42	$47
Average common stock price	$20	$33	$35

6. Supplemental Cash Flow Information

Cash paid for income taxes was $113 million in 2009, $210 million in 2008 and $86 million in 2007. Cash paid for interest was $88 million in 2009 and 2008 and $89 million in 2007.

7. Inventory

	October 31,	
	2009	2008
	(in millions)	
Finished goods	$285	$331
Purchased parts and fabricated assemblies	267	315
Inventory	$552	$646

Inventory-related excess and obsolescence charges of $54 million, $24 million and $21 million were recorded in total cost of products in 2009, 2008 and 2007, respectively. We record excess and obsolete inventory charges for both inventory on our site as well as inventory at our contract manufacturers and suppliers where we have non-cancelable purchase commitments.

8. Property, Plant and Equipment, Net

	October 31,	
	2009	2008
	(in millions)	
Land	$ 97	$ 91
Buildings and leasehold improvements	1,210	1,147
Machinery and equipment	779	758
Software	365	350
Total property, plant and equipment	2,451	2,346
Accumulated depreciation and amortization	(1,606)	(1,522)
Property, plant and equipment, net	$ 845	$ 824

Asset impairments other than restructuring were zero million in 2009 and $1 million in both 2008 and 2007. Depreciation expenses were $112 million in 2009, $126 million in 2008 and $142 million in 2007.

9. Goodwill and Other Intangible Assets

The goodwill balances at October 31, 2009 and 2008 and the movements in 2009 and 2008 for each of our reportable segments are shown in the table below:

	Electronic Measurement	Bio-analytical Measurement	Semiconductor & Board Test	Total
		(in millions)		
Goodwill at October 31, 2007	$277	$237	$44	$558
Foreign currency translation impact	27	(1)	(5)	21
Goodwill arising from acquisitions	25	42	–	67
Goodwill at October 31, 2008	329	278	39	646
Foreign currency translation impact	19	1	6	26
Disposals	(15)	(7)	–	(22)
Goodwill arising from acquisitions	3	2	–	5
Goodwill at October 31, 2009	$336	$274	$45	$655

The component parts of other intangible assets at October 31, 2009 and 2008 are shown in the table below:

	Other Intangible Assets		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
		(in millions)	
As of October 31, 2008:			
Purchased technology	$281	$124	$157
Trademark/Tradename	32	3	29
Customer relationships	85	43	42
Total	$398	$170	$228
As of October 31, 2009:			
Purchased technology	$281	$170	$111
Trademark/Tradename	32	6	26
Customer relationships	85	55	30
Total	$398	$231	$167

Annual Report Financials

In 2009, we recorded $5 million of goodwill primarily relating to the purchase of the remaining unowned portion of a joint venture. Goodwill was reduced by $22 million due to businesses that we divested during 2009 some of which had not been fully integrated into Agilent. We recorded zero additions to other intangibles and recorded $16 million of impairment charges to other intangibles primarily related to divested businesses.

In 2008, we purchased $103 million of other intangibles and recorded $67 million of goodwill relating to seven acquisitions and a purchase of the remaining unowned portion of a joint venture. On December 18, 2007, we completed the acquisition of Velocity11, a designer, manufacturer and marketer of robotic solutions. The aggregate purchase price was approximately $111 million in cash used to purchase 100 percent of Velocity11's outstanding common shares and vested common stock options that Velocity11 employees held on the closing date of the acquisition.

Pro forma disclosures were not required for any of these acquisitions, as they were not material.

Amortization of intangible assets was $45 million in 2009, $53 million in 2008, and $40 million in 2007. Future amortization expense related to existing purchased intangible assets is estimated to be $39 million in 2010, $35 million for 2011, $28 million for 2012, $20 million for 2013, $14 million for 2014, and $31 million thereafter.

10. Investments

The following table summarizes the company's investments as of October 31, 2009 and 2008 (net book value):

	October 31, 2009	October 31, 2008
	(in millions)	
Short-Term		
Available-for-sale investments	$ 14	$ 24
Long-Term		
Cost method investments	$ 82	$ 68
Trading securities	50	57
Available-for-sale investments	31	81
Total	$163	$206

Cost method investments consist of non-marketable equity securities and two special funds and are accounted for at historical cost. Trading securities are reported at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, included in stockholders' equity.

In February 2008, Agilent traded an externally managed short-term investment fund for the underlying securities of the investment and now manages those investments internally. The securities received were fixed income debt securities and are held as available-for-sale. Agilent estimated the fair values based on quoted market prices or pricing models using current market rates. These estimated fair values may not be representative of actual values that could have been realized as of October 31, 2009 and 2008 or that will be realized in the future.

Investments in available-for-sale securities at estimated fair value were as follows as of October 31, 2009 and October 31, 2008:

	October 31, 2009				October 31, 2008			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)							
Debt securities	$36	$ —	$ —	$36	$101	$ —	$(5)	$ 96
Equity securities	4	5	—	9	4	5	—	9
	$40	$ 5	$ —	$45	$105	$ 5	$(5)	$105

Contractual maturities of available-for-sale debt securities were as follows at October 31, 2009:

	Cost	Estimated Fair Value
	(in millions)	
Due in less than 1 year	$14	$14
Due in 1-5 years	6	7
Due after 5 years	16	15
	$36	$36

All of our investments, excluding trading securities, are subject to periodic impairment review. The impairment analysis requires significant judgment to identify events or circumstances that would likely have significant adverse effect on the future value of the investment. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery, the financial condition and near-term prospects of the investee, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Amounts included in other income (expense) for realized gains and losses on the sale of available-for-sale securities and other than temporary impairments were as follows:

	Years Ended October 31,		
	2009	2008	2007
	(in millions)		
Available-for-sale investments — realized gain (loss)	$ 1	$(4)	$ 2
Other than temporary impairment on investments	$(9)	$(6)	$(7)

Net unrealized gains and losses on our trading securities portfolio were $6 million of unrealized losses in 2009, $15 million of unrealized losses in 2008 and $10 million of unrealized gains in 2007.

Realized gains and losses from the sale of cost method securities were $1 million of realized gains for 2009 and zero for 2008 and 2007.

11. Fair Value Measurements

The authoritative guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market and assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

The guidance establishes a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into three levels. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1–applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2–applies to assets or liabilities for which there are inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, for the asset or liability such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in less active markets; or other inputs that can be derived principally from, or corroborated by, observable market data.

Level 3–applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis as of October 31, 2009 were as follows:

		Fair Value Measurement at October 31, 2009 Using		
	October 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)			
Assets:				
Short-term				
Cash equivalents (money market funds)	$1,888	$1,888	$ —	$ —
Available-for-sale investments	14	—	11	3
Derivative instruments	14	—	14	—
Long-term				
Trading securities	50	50	—	—
Available-for-sale investments	31	9	19	3
Restricted cash (commercial paper)	1,555	—	1,555	—
Total assets measured at fair value	$3,552	$1,947	$1,599	$ 6
Liabilities:				
Short-term				
Derivative instruments	$ 8	$ —	$ 8	$ —
Long-term				
Deferred compensation liability	49	—	49	—
Total liabilities measured at fair value	$ 57	$ —	$ 57	$ —

Our money market funds, some publicly traded available-for-sale investments, and our trading securities investments are generally valued using quoted market prices and therefore are classified within level 1 of the fair value hierarchy. Our derivative financial instruments are classified within level 2, as there is not an active market for each hedge contract, but the inputs used to calculate the value of the instruments are tied to active markets. Most available-for-sale investments as well as our commercial paper are classified as level 2 because although the values are not directly based on quoted market prices, the inputs used in the calculations are observable. Marketable securities measured at fair value using level 3 inputs are comprised of asset-backed securities, mortgage-backed securities, and corporate bonds within our available-for-sale investment portfolio. The values of these investments are determined based on models for which some of the inputs are not readily observable. Counterparty credit risk is evaluated when assigning levels to our financial instruments.

Trading securities are reported at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Investments designated as available-for-sale and certain derivative instruments are reported at fair value, with unrealized gains and losses, net of tax, included in stockholders' equity. Realized gains and losses from the sale of these instruments are recorded in earnings.

For assets measured at fair value using significant unobservable inputs (level 3), the following table summarizes the change in balances during 2009:

	Year Ended October 31, 2009
Balance, beginning of period	$19
Realized losses related to amortization of premium	(2)
Unrealized gains included in accumulated other comprehensive income	1
Realized losses related to investment impairments	(4)
Sales	(6)
Transfers into (out of) level 3	(2)
Balance, end of period	$ 6
Total losses included in earnings attributable to change in unrealized losses relating to assets still held at the reporting date, reported in interest and other income, net	$(2)

12. Derivatives

We are exposed to foreign currency exchange rate fluctuations and interest rate changes in the normal course of our business. As part of risk management strategy, we use derivative instruments, primarily forward contracts, purchased options, and interest rate swaps, to hedge economic and/or accounting exposures resulting from changes in foreign currency exchange rates and interest rates.

Fair Value Hedges

The company enters into fair value hedges to reduce the exposure of our debt portfolio to interest rate risk. We issue long-term senior notes in U.S. dollars based on market conditions at the time of financing. We use interest rate swaps to modify the market risk exposure in connection with fixed interest rate senior notes to U.S. dollar London inter bank offered rate ("LIBOR") – based floating interest rate. Alternatively, we may choose not to swap fixed for floating interest rate or may terminate a previously executed swap. We designate and qualify these interest rate swaps as fair value hedges of the interest rate risk inherent in the debt. For derivative instruments that are designated and qualify as fair value hedges, we recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, in interest expense, in the consolidated statement of operations. The fair value of the swaps is recorded on the consolidated balance sheet at each period end, with an offsetting entry in senior notes. As of October 31, 2009, there were 9 interest rate swap contracts designated as fair value hedges. The notional amount of these interest rate swap contracts, receive-fixed/pay-variable, was $750 million.

Cash Flow Hedges

The company also enters into foreign exchange contracts to hedge our forecasted operational cash flow exposures resulting from changes in foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities between one and twelve months. These derivative instruments are designated and qualify as cash flow hedges under the criteria prescribed in the authoritative guidance. The changes in the value of the effective portion of the derivative instrument are recognized in accumulated other comprehensive income. Amounts associated with cash flow hedges are reclassified to cost of sales in the consolidated statement of operations when either the forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur. Changes in the fair value of the ineffective portion of derivative instruments are recognized in cost of sales in the consolidated statement of operations in the current period.

Other Hedges

Additionally, the company enters into foreign exchange contracts to hedge monetary assets and liabilities that are denominated in currencies other than the functional currency of our subsidiaries. These foreign exchange contracts are carried at fair value and do not qualify for hedge accounting treatment and are not designated as hedging instruments. Changes in value of the derivative are recognized in other income (expense) in the consolidated statement of operations, in the current period, along with the offsetting gain or loss on the underlying assets or liabilities.

All of our derivative agreements contain threshold limits to the net liability position with counterparties and are dependent on our corporate credit rating determined by the major credit rating agencies. If our corporate credit rating were to fall below the threshold limits, the counterparties to the derivative instruments may request collateralization on derivative instruments in net liability positions.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position as of October 31, 2009, was approximately $1 million. The credit-risk-related contingent features underlying these agreements had not been triggered as of October 31, 2009.

There were 112 foreign exchange forward contracts and 7 foreign exchange option contracts open as of October 31, 2009 and designated as cash flow hedges. There were 147 foreign exchange forward contracts open as of October 31, 2009 not designated as hedging instruments. The aggregated notional amounts by currency and designation as of October 31, 2009 were as follows:

	Derivatives in Cash Flow Hedging Relationships		Derivatives Not Designated as Hedging Instruments
Currency	Forward Contracts	Option Contracts	Forward Contracts
	Buy/(Sell)	Buy/(Sell)	Buy/(Sell)
		(in millions)	
Euro	$(69)	$ –	$278
British Pound	3	–	134
Swiss Franc	(13)	–	40
Malaysian Ringgit	74	–	25
Canadian Dollar	(26)	–	18
Japanese Yen	(21)	(99)	(16)
Other	20	–	(6)
	$(32)	$(99)	$473

Derivative instruments are subject to master netting arrangements and qualify for net presentation in the balance sheet. The gross fair values and balance sheet location of derivative instruments held in the consolidated balance sheet as of October 31, 2009 were as follows:

	Fair Values of Derivative Instruments			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		(in millions)		
Derivatives designated as hedging instruments:				
Fair value hedges				
Interest rate contracts	Other assets	$ 3	Other long-term liabilities	$ –
Cash flow hedges				
Foreign exchange contracts	Other current assets	$ 8	Other accrued liabilities	$ 5
	Other accrued liabilities	–	Other current assets	1
		$11		$ 6
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Other current assets	$ 8	Other accrued liabilities	$ 3
	Other accrued liabilities	–	Other current assets	1
		$ 8		$ 4
Total derivatives		$19		$10

The effect of derivative instruments for foreign exchange contracts designated as hedging instruments and not designated as hedging instruments in our consolidated statement of operations were as follows:

	Year Ended October 31, 2009
Derivatives designated as hedging instruments	
Fair Value Hedges	
Gain on interest rate swap contracts in interest expense	$ 2
Cash Flow Hedges	
Gain recognized in OCI on derivatives	$ 1
Loss reclassified from OCI into cost of sales	$23
Derivatives not designated as hedging instruments	
Gain recognized in other income (expense)	$82

The estimated net amount of existing gains at October 31, 2009 that is expected to be reclassified from other comprehensive income to the cost of sales within the next twelve months is $2 million.

13. Restructuring Costs, Asset Impairments and Other Special Charges

Our 2005 restructuring program, announced in the fourth quarter of 2005, is largely complete. The remaining obligations under this and previous plans relate primarily to lease obligations that are expected to be satisfied over approximately the next two years.

In the first quarter of 2009, we announced a new restructuring program (the "FY 2009 Plan") to reduce our annual operating expenses by reducing approximately 500 positions of the global workforce of regular employees. The FY 2009 Plan was conceived in response to deteriorating economic conditions and is designed to deliver sufficient savings to enable our businesses to reach their profitability targets. In the second quarter of 2009, we announced additional actions as part of the FY 2009 Plan to restructure our global infrastructure organization and our electronic measurement and semiconductor board test segments in response to the continuing deterioration of economic conditions. These additional actions will ultimately reduce our global workforce of regular employees by approximately 3,300 positions, bringing the total headcount reductions under the FY 2009 Plan to approximately 3,800 positions. We expect to complete all the actions under the FY 2009 Plan by the second quarter of fiscal 2010. As of October 31, 2009 approximately 600 employees within electronic measurement are pending termination under the FY 2009 Plan.

Special charges related to inventory include estimated future payments that we are contractually obliged to make to our suppliers in connection with future inventory purchases and inventory on hand written down. In both cases, actions taken under our FY 2009 Plan, including exiting lines of business, have caused the value of this inventory to decrease below its cost.

A summary of total restructuring activity and other special charges is shown in the table below:

	Workforce Reduction	Consolidation of Excess Facilities	Impairment of Building and Purchased Intangible Assets	Special Charges related to Inventory	Total
			(in millions)		
Balance as of October 31, 2006	$ 13	$ 58	$ –	$ –	$ 71
Income statement expense	17	(5)	–	–	12
Cash payments	(29)	(22)	–	–	(51)
Balance as of October 31, 2007	$ 1	$ 31	$ –	$ –	$ 32
Income statement expense	–	(4)	–	–	(4)
Cash payments	(1)	(17)	–	–	(18)
Balance as of October 31, 2008	$ –	$ 10	$ –	$ –	$ 10
Income statement expense	202	18	27	20	267
Asset impairments/inventory charges	–	–	(27)	(9)	(36)
Cash payments	(153)	(9)	–	(10)	(172)
Balance as of October 31, 2009	$ 49	$ 19	$ –	$ 1	$ 69

The restructuring and other special accruals for all plans, which totaled $69 million at October 31, 2009 and $10 million at October 31, 2008, are recorded in other accrued liabilities and other long-term liabilities on the consolidated balance sheet. These balances reflect estimated future cash outlays.

We expect workforce reduction payments, primarily severance, to be largely complete by the end of the second quarter of fiscal 2010. Lease payments should primarily be complete in approximately four years, and payments to suppliers in connection with inventory should be complete by the end of the second quarter of fiscal 2010.

A summary of the charges/(income) in the consolidated statement of operations resulting from all restructuring plans is shown below:

	Years Ended October 31,		
	2009	2008	2007
	(in millions)		
Cost of products and services	$ 77	$ –	$ 6
Research and development	35	–	1
Selling, general and administrative	155	(4)	5
Total restructuring, asset impairments and other special charges	$267	$(4)	$12

14. Retirement Plans and Post Retirement Pension Plans

General. Substantially all of our employees are covered under various defined benefit and/or defined contribution pension plans. Additionally, we sponsor post-retirement health care benefits and a death benefit under the Agilent Survivor Protection Plan for our eligible U.S. employees.

Agilent provides U.S. employees, who meet eligibility criteria under the retirement plan, defined benefits which are generally based on an employee's highest five consecutive years' average pay during the years of employment and on length of service. For eligible service through October 31, 1993, the benefit payable under the Agilent Retirement Plan is reduced by any amounts due to the eligible employee under our defined contribution Deferred Profit-Sharing Plan ("DPSP"), which was closed to new participants as of November 1993.

In addition, in the U.S., Agilent maintains the Supplemental Benefits Retirement Plan ("SBRP"), a supplemental non-qualified defined benefit plan to provide benefits that would be provided under the Retirement Plan ("RP") but for limitations imposed by the Internal Revenue Code. The RP and the SBRP comprise the "U.S. Plans".

As of October 31, 2009 and 2008, the fair value of plan assets of the DPSP for U.S. Agilent Employees was $517 million and $520 million, respectively. Note that the projected benefit obligation for the DPSP equals the fair value of plan assets.

Eligible employees outside the U.S. generally receive retirement benefits under various retirement plans based upon factors such as years of service and/or employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements. Our U.S. retirees who retired prior to January 1, 2005, are also covered by a lump sum death benefit that is part of the Agilent Survivor Protection Plan. In July 2004, the Agilent Survivor Protection Plan was revised to eliminate the $5,000 Retiree Survivor Benefit for all U.S. retirees who retire on or after January 1, 2005. See also *Plan Amendments* below.

401(k) defined contribution plan. Eligible U.S. employees may participate in the Agilent Technologies, Inc. 401(k) Plan (the "401(k) Plan"). Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4 percent of an employee's annual eligible compensation. The maximum contribution to the 401(k) Plan is 50 percent of an employee's annual eligible compensation, subject to regulatory limitations. The 401(k) Plan expense included in income from operations was $23 million in 2009, $26 million in 2008 and $25 million in 2007.

Post-retirement medical benefit plans. In addition to receiving pension benefits, our U.S. employees who meet eligibility requirements as of their termination date may participate in our Non-Medicare Medical Plan, and if eligible, the Medicare Medical Plan under the Agilent Health Plan. These two plans are (the Post-Retirement Benefit Plans"). Current U.S. employees may become eligible for these benefits, and the existing benefit obligation relates primarily to those employees. Eligible retirees may choose from managed-care and indemnity options, with the company subsidization level dependent on a number of factors including employment status as of January 1, 2005, the option chosen, and length of service.

Plan Amendments. On July 14, 2009 the Compensation Committee of the Board of Directors approved design changes to Agilent's U.S. Plans. Effective October 31, 2009, benefits under the current U.S. Plans formula will be frozen and all future benefit accruals for existing employees and new hires will be calculated under a new formula. The new formula will allocate a percentage of each month's eligible earnings to be payable as a lump sum at age 65 whereas the current formula defines a monthly annuity payable at age 65. In addition, effective November 1, 2009, the $5,000 Retiree Survivor Benefit under the Agilent Survivor Protection Plan will be discontinued.

Due to these plan amendments, we recorded gains of $117 million and $15 million in accumulated other comprehensive loss in 2009 for the U.S. Plans and U.S. post retirement benefit plans, respectively.

Medicare Prescription Drug, Improvement and Modernization Act of 2003. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was passed which expands Medicare to include an outpatient prescription drug benefit beginning in 2006. In May 2004, the FASB issued guidance on how companies should account for the impact of the Act on its postretirement healthcare plans. Beginning in 2006, the federal government provides a non-taxable subsidy to employers that sponsor prescription drug benefits to retirees that are "actuarially equivalent" to Medicare Part D benefits. The prescription drug benefits offered under our plans qualify for this subsidy and assuming that we will continue to offer these benefits, we have reflected the expected subsidy according to the guidance prospectively in our financial statements.

Components of net periodic cost. The company uses alternate methods of amortization as allowed by the authoritative guidance which amortizes the actuarial gains and losses on a consistent basis for the years presented. For U.S. Plans, gains and losses are amortized over the average future working lifetime. For Non-U.S. Plans and U.S. Post-Retirement Benefit Plans, gains and losses are amortized using a separate layer for each year's gains and losses. For the years ended October 31, 2009, 2008 and 2007, our net pension and post-retirement benefit costs were comprised of:

	Pensions						U.S. Post-Retirement Benefit Plans		
	U.S. Plans			Non-U.S. Plans					
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(in millions)								
Service cost – benefits earned during the period	$ 33	$ 37	$ 40	$ 34	$ 38	$ 38	$ 3	$ 4	$ 4
Interest cost on benefit obligation	43	38	39	73	74	65	29	27	27
Expected return on plan assets	(38)	(56)	(53)	(86)	(109)	(95)	(20)	(31)	(28)
Amortization and deferrals:									
Actuarial (gain) loss	3	(13)	(5)	41	20	32	8	–	2
Prior service cost	(3)	–	–	(2)	(1)	–	(15)	(13)	(9)
Net plan costs (income)	38	6	21	60	22	40	5	(13)	(4)
Curtailments and settlements	–	–	(1)	(3)	–	–	(13)	–	–
Total net plan costs (income)	$ 38	$ 6	$ 20	$ 57	$ 22	$ 40	$ (8)	$(13)	$ (4)

In 2009, as a result of reductions in workforce, we recorded a $3 million curtailment gain and a $13 million curtailment gain in the income statement for the Non-U.S. Plans and U.S.

Post-Retirement Benefit Plans, respectively. For the U.S. plans, because of lump sum payouts in the first quarter of 2007, we recorded a $1 million settlement gain.

Funded status. As of October 31, 2009 and 2008, the funded status of the defined benefit and post-retirement benefit plans was:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		U.S. Post-Retirement Benefit Plans	
	2009	2008	2009	2008	2009	2008
			(in millions)			
Change in fair value of plan assets:						
Fair value – beginning of year	$ 449	$ 685	$1,367	$1,693	$ 243	$ 373
Actual return on plan assets	66	(199)	55	(299)	30	(106)
Employer contributions	37	1	71	43	1	–
Participants' contributions	–	–	3	3	–	–
Benefits paid	(70)	(39)	(53)	(42)	(23)	(24)
Transfer from DPSP	–	1	–	–	–	–
Currency impact	–	–	32	(31)	–	–
Fair value – end of year	$ 482	$ 449	$1,475	$1,367	$ 251	$ 243
Change in benefit obligation:						
Benefit obligation – beginning of year	$ 584	$ 641	$1,372	$1,508	$ 358	$ 437
Service cost	33	37	34	38	3	4
Interest cost	43	38	73	74	29	27
Participants' contributions	–	–	3	3	–	–
Plan amendment	(117)	–	–	–	(15)	(15)
Actuarial (gain) loss	90	(94)	140	(157)	137	(72)
Benefits paid	(72)	(39)	(53)	(42)	(23)	(23)
Transfer from DPSP	–	1	–	–	–	–
Curtailments	(13)	–	(2)	–	1	–
Currency impact	–	–	43	(52)	–	–
Benefit obligation – end of year	$ 548	$ 584	$1,610	$1,372	$ 490	$ 358
Overfunded (underfunded) status of PBO	$ (66)	$(135)	$ (135)	$ (5)	$(239)	$(115)
Amounts recognized in the consolidated balance sheet consist of:						
Other assets	$ –	$ –	$ 27	$ 39	$ –	$ –
Employee compensation and benefits	(2)	(2)	–	–	–	–
Retirement and post-retirement benefits	(64)	(133)	(162)	(44)	(239)	(115)
Net asset (liability)	$ (66)	$(135)	$ (135)	$ (5)	$(239)	$(115)
Amounts Recognized in Accumulated Other Comprehensive Income (loss):						
Actuarial (gains) losses	$ 70	$ 23	$ 494	$ 345	$ 217	$ 99
Prior service costs (benefits)	(114)	–	(16)	(16)	(100)	(114)
Total	$ (44)	$ 23	$ 478	$ 329	$ 117	$ (15)

Adoption of amended accounting guidance. On October 31, 2007, the company adopted the provisions of the amended authoritative accounting guidance. This amendment requires recognition of the overfunded or underfunded status of each plan as an asset or liability in the consolidated balance sheet with the offsetting change in that funded status to accumulated other comprehensive income. Upon adoption, this standard requires immediate recognition in accumulated other comprehensive income of actuarial gains/losses and prior service costs/ benefits – both of which were previously unrecognized. The statement also requires defined benefit plans to be measured at the fiscal year end. The measurement date requirement is effective for this year.

The amounts in accumulated other comprehensive income expected to be recognized as components of net expense during 2010 are as follows:

	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	U.S. Post-Retirement Benefit Plans
		(in millions)	
Amortization of net prior service cost (benefit)	$(12)	$ (1)	$(14)
Amortization of actuarial net loss (gain)	$ 7	$54	$ 16

Investment policies and strategies as of October 31, 2009 and 2008. Plan assets consist primarily of publicly-traded stocks and bonds. In the U.S., our Agilent Retirement Plan and post-retirement benefit target asset allocation is approximately 80 percent to equities and approximately 20 percent to fixed income investments. Our DPSP target asset allocation is approximately 60 percent to equities and approximately 40 percent to fixed income investments. Approximately 10 percent of our U.S. equity portfolio consists of alternative investments, largely private equity partnerships. The general investment objective for all our plan assets is to obtain the optimum rate of investment return on the total investment portfolio consistent with the assumption of a reasonable level of risk. The safety and protection of principal is a primary concern, and we believe that a well-diversified investment portfolio will result in the highest attainable investment return (income plus capital appreciation) with the lowest overall risk. Specific investment objectives for the plans' portfolios are to: maintain and enhance the purchasing power of the plans' assets; achieve investment returns consistent with the level of risk being taken; and earn performance rates of return in accordance with the benchmarks adopted for each asset class. Outside the U.S., our target asset allocation is from 45 to 60 percent to equities, from 30 to 55 percent to fixed income investments, and from zero to 10 percent to real estate investments, depending on the plan. All plans' assets are broadly diversified.

Comment on current market conditions. Due to fluctuations in equity markets, our actual allocations of plan assets at October 31, 2009 and 2008 differ from the target allocation. Our policy is to bring the actual allocation in line with the target allocation.

The table below presents the combined projected benefit obligation ("PBO"), accumulated benefit obligation ("ABO") and fair value of plan assets, grouping plans using comparisons of the PBO and ABO relative to the plan assets as of October 31, 2009 or 2008.

	2009		2008	
	Benefit Obligation	Fair Value of Plan Assets	Benefit Obligation	Fair Value of Plan Assets
	(in millions)			
	PBO		PBO	
U.S. defined benefit plans where PBO exceeds the fair value of plan assets	$ 548	$ 482	$ 584	$ 449
U.S. defined benefit plans where fair value of plan assets exceeds PBO	–	–	–	–
Total	$ 548	$ 482	$ 584	$ 449
Non-U.S. defined benefit plans where PBO exceeds or is equal to the fair value of plan assets	$1,152	$ 990	$ 670	$ 624
Non-U.S. defined benefit plans where fair value of plan assets exceeds PBO	458	485	702	743
Total	$1,610	$1,475	$1,372	$1,367
	ABO		ABO	
U.S. defined benefit plans where ABO exceeds the fair value of plan assets	$ 548	$ 482	$ 485	$ 449
U.S. defined benefit plans where the fair value of plan assets exceeds ABO	–	–	–	–
Total	$ 548	$ 482	$ 485	$ 449
Non-U.S. defined benefit plans where ABO exceeds or is equal to the fair value of plan assets	$ 716	$ 628	$ 70	$ 66
Non-U.S. defined benefit plans where fair value of plan assets exceeds ABO	799	847	1,216	1,301
Total	$1,515	$1,475	$1,286	$1,367

Contributions and estimated future benefit payments. During fiscal year 2010, we expect to contribute $32 million to the U.S. defined benefit plans, $54 million to plans outside the U.S., and zero to the post-retirement medical plans. The following table presents expected future benefit payments for the next 10 years.

	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	U.S. Post-Retirement Benefit Plans		
			Gross	Medicare Part D Subsidy	Net
			(in millions)		
2010	$ 47	$ 41	$ 25	$ 2	$ 23
2011	$ 51	$ 42	$ 27	$ 2	$ 25
2012	$ 56	$ 45	$ 28	$ 2	$ 26
2013	$ 60	$ 49	$ 30	$ 2	$ 28
2014	$ 65	$ 54	$ 32	$ 3	$ 29
2015-2019	$399	$337	$181	$18	$163

Assumptions. The assumptions used to determine the benefit obligations and expense for our defined benefit and post-retirement benefit plans are presented in the tables below. The expected long-term return on assets below represents an estimate of long-term returns on investment portfolios consisting of a mixture of equities, fixed income and alternative investments in proportion to the asset allocations of each of our plans. We consider long-term rates of return, which are weighted based on the asset classes (both historical and forecasted) in which we expect our pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled based on the measurement dates of the plans – October 31. For the non-U.S. plans, the measurement date was September 30 for 2008. The U.S. discount rates at October 31, 2009 and 2008 were determined by matching the expected plan benefit payments against an industry discount curve as well as reviewing the movement of industry benchmarks. The non-U.S. rates were generally based on published rates for high-quality corporate bonds. The range of assumptions that were used for the non-U.S. defined benefit plans reflects the different economic environments within various countries.

Assumptions used to calculate the net periodic cost in each year were as follows:

	For Years Ended October 31,		
	2009	2008	2007
U.S. defined benefit plans:			
Discount rate	8.5%	6.25%	6.0%
Average increase in compensation levels	3.5%	3.5%	4.0%
Expected long-term return on assets	8.5%	8.5%	8.5%
Non-U.S. defined benefit plans:			
Discount rate	2.25-6.5%	2.25-5.9%	2.25-5.0%
Average increase in compensation levels	2.5-4.0%	2.5-4.0%	2.5-4.25%
Expected long-term return on assets	4.5-7.25%	4.5-7.25%	4.5-7.0%
U.S. post-retirement benefits plans:			
Discount rate	8.5%	6.25%	6.0%
Expected long-term return on assets	8.5%	8.5%	8.5%
Current medical cost trend rate	10.0%	10.0%	10.0%
Ultimate medical cost trend rate	5.0%	5.0%	5.0%
Medical cost trend rate decreases to ultimate rate in year	2018	2013	2012

Assumptions used to calculate the benefit obligation were as follows:

	As of the Years Ending October 31,	
	2009	2008
U.S. defined benefit plans:		
Discount rate	5.25%	8.5%
Average increase in compensation levels	3.5%	3.5%
Expected long-term return on assets	8.5%	8.5%
Non-U.S. defined benefit plans:		
Discount rate	2.25-5.75%	2.25-6.5%
Average increase in compensation levels	2.5-3.75%	2.5-4.0%
Expected long-term return on assets	4.25-7.0%	4.5-7.25%
U.S. post-retirement benefits plans:		
Discount rate	5.5%	8.5%
Expected long-term return on assets	8.5%	8.5%
Current medical cost trend rate	10.0%	10.0%
Ultimate medical cost trend rate	5.0%	5.0%
Medical cost trend rate decreases to ultimate rate in year	2019	2014

Assumed health care trend rates could have a significant effect on the amounts reported for Post-retirement Medical Plans. A one percentage point change in the assumed health care cost trend rates for the year ended October 31, 2009 would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(in millions)	
Effect on total service and interest cost components	$ 3	$ (2)
Effect on post-retirement benefit obligations	$51	$(44)

15. Guarantees

Standard Warranty

A summary of the standard warranty accrual activity is shown in the table below. The standard warranty accrual balances are held in other accrued and other long-term liabilities.

	October 31,	
	2009	2008
	(in millions)	
Balance as of October 31, 2008 and 2007	$ 29	$ 29
Accruals for warranties issued during the period	44	50
Changes in estimates	6	1
Settlements made during the period	(51)	(51)
Balance as of October 31, 2009 and 2008	$ 28	$ 29

Indemnifications to Avago

In connection with the sale of our semiconductor products business in December 2005, we agreed to indemnify Avago, its affiliates and other related parties against certain damages that it might incur in the future. The continuing indemnifications primarily cover damages relating to liabilities of the businesses that Agilent retained and did not transfer to Avago, as well as pre-closing taxes and other specified items. In our opinion, the fair value of these indemnifications was not material as of October 31, 2009.

Indemnifications to Verigy

In connection with the spin-off of Verigy, we agreed to indemnify Verigy and its affiliates against certain damages which it might incur in the future. These indemnifications primarily cover damages relating to liabilities of the businesses that Agilent did not transfer to Verigy, liabilities that might arise under limited portions of Verigy's IPO materials that relate to Agilent, and costs and expenses incurred by Agilent or Verigy to effect the IPO, arising out of the distribution of Agilent's remaining holding in Verigy ordinary shares to Agilent's stockholders, or incurred to effect the separation of the semiconductor test solutions business from Agilent to the extent incurred prior to the separation on June 1, 2006. In our opinion, the fair value of these indemnifications was not material as of October 31, 2009.

Indemnifications to Hewlett-Packard

We have given multiple indemnities to Hewlett-Packard in connection with our activities prior to our spin-off from HP for the businesses that constituted Agilent prior to the spin-off. These indemnifications cover a variety of aspects of our business, including, but not limited to, employee, tax, intellectual property and environmental matters. The agreements containing these indemnifications have been previously disclosed as exhibits to our registration statement on Form S-1 filed on August 16, 1999. In our opinion, the fair value of these indemnifications was not material as of October 31, 2009.

Indemnifications to Officers and Directors

Our corporate by-laws require that we indemnify our officers and directors, as well as those who act as directors and officers of other entities at our request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to Agilent and such other entities, including service with respect to employee benefit plans. In addition, we have entered into separate indemnification agreements with each director and each board-appointed officer of Agilent which provide for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. We purchase standard insurance to cover claims or a portion of the claims made against our directors and officers. Since a maximum obligation is not explicitly stated in our by-laws or in our indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not made payments related to these obligations, and the fair value for these obligations was not material on the consolidated balance sheet as of October 31, 2009.

Other Indemnifications

As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products and services, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability was not material as of October 31, 2009.

In connection with the sale of several of our businesses, we have agreed to indemnify the buyers of such business, their respective affiliates and other related parties against certain damages that they might incur in the future. The continuing indemnifications primarily cover damages relating to liabilities of the businesses that Agilent retained and did not transfer to the buyers, as well as other specified items. In our opinion, the fair value of these indemnifications was not material as of October 31, 2009.

16. Commitments and Contingencies

Operating Lease Commitments: We lease certain real and personal property from unrelated third parties under non-cancelable operating leases. Future minimum lease payments under operating leases at October 31, 2009 were $60 million for 2010, $51 million for 2011, $33 million for 2012, $19 million for 2013, $14 million for 2014 and $32 million thereafter. Future minimum sublease income under leases at October 31, 2009 was $3 million for 2010, $2 million for 2011, $2 million for 2012, $1 million for 2013 and zero thereafter. Certain leases require us to pay property taxes, insurance and routine maintenance, and include escalation clauses. Total rent expense, including charges relating to the consolidation of excess facilities was $95 million in 2009, $89 million in 2008 and $73 million in 2007.

We are involved in lawsuits, claims, investigations and proceedings, including patent, commercial and environmental matters. There are no matters pending that we expect to be material in relation to our business, consolidated financial condition, results of operations or cash flows.

17. Short-Term Debt

On May 11, 2007, we entered into a five-year credit agreement, which provides for a $300 million unsecured credit facility that will expire on May 11, 2012. On September 8, 2009, we entered into an Accession Agreement, increasing the credit facility from $300 million to $330 million. The company may use amounts borrowed under the facility for general corporate purposes. As of October 31, 2009 the company has no borrowings outstanding under the facility.

On August 17, 2009 the credit agreement was amended to provide additional financing flexibility in advance of the pending acquisition of Varian, Inc. The amendment allows for up to $1 billion of additional indebtedness, incurred during the period from August 17, 2009 through the closing of the acquisition, to be excluded from the leverage ratio covenant until the later of the first day of the month following the ninth full calendar month after the closing of the acquisition or August 1, 2010; it also temporarily reduces the basket for other secured financing we are permitted to incur from $300 million to $75 million during this period. The amendment also increases by $500 million the amount of repurchase obligations (such as those of Agilent Technologies World Trade, Inc., a consolidated wholly-owned subsidiary of Agilent ("World Trade") (see Note 19, "Long-Term Debt and Long-Term Restricted Cash and Cash Equivalents")), that we are permitted to incur.

18. Senior Notes

The following table summarizes the company's senior notes:

	Years Ended October 31,	
	2009	2008
	(in millions)	
2017 Senior Notes	$ 637	$611
2015 Senior Notes	500	—
2012 Senior Notes	251	—
Total	$1,388	$611

2017 Senior Notes

In October 2007, the company issued an aggregate principal amount of $600 million in senior notes. The senior notes were issued at 99.60% of their principal amount. The notes will mature on November 1, 2017, and bear interest at a fixed rate of 6.50% per annum. The interest is payable semi-annually on May 1st and November 1st of each year and payments commenced on May 1, 2008.

On November 25, 2008, we terminated the two remaining interest rate swap contracts associated with our 2017 senior notes that represented the notional amount of $400 million. The asset value upon termination was approximately $43 million. The proceeds were recorded as operating cash flows and the gain is being deferred and amortized over the remaining life of the senior notes.

2015 Senior Notes

In September 2009, the company issued an aggregate principal amount of $500 million in senior notes. The senior notes were issued at 99.69% of their principal amount. The notes will mature on September 14, 2015, and bear interest at a fixed rate of 5.50% per annum. The interest is payable semi-annually on March 14th and September 14th of each year, payments commencing on March 14, 2010.

2012 Senior Notes

In September 2009, the company also issued an aggregate principal amount of $250 million in senior notes. The senior notes were issued at 99.91% of their principal amount. The notes will mature on September 14, 2012, and bear interest at a fixed rate of 4.45% per annum. The interest is payable semi-annually on March 14th and September 14th of each year, payments commencing on March 14, 2010.

All notes issued are unsecured and rank equally in right of payment with all of Agilent's other senior unsecured indebtedness. The company incurred issuance costs of $5 million in connection with the 2017 senior notes and a total of $5 million in connection with the 2015 and 2012 senior notes. These costs were capitalized in other assets on the consolidated balance sheet and the costs are being amortized to interest expense over the term of the senior notes.

Upon the closing of the offering of the 2015 and 2012 senior notes, we entered into interest rate swaps with an aggregate notional amount of $750 million. Under the interest rate swaps, we will receive fixed-rate interest payments and will make payments based on the U.S. dollar LIBOR plus 253 basis points and 257.6 basis points with respect to the 2015 and 2012 senior notes, respectively. The economic effect of these swaps will be to convert the fixed-rate interest expense on the senior notes to a variable LIBOR-based interest rate. In addition, as a result of the fair value hedge, the senior notes are presented on our balance sheet at fair value, reflecting the change in their value attributable to interest rate risk. The hedging relationship qualifies for the shortcut method of assessing hedge effectiveness, and consequently we do not expect any ineffectiveness during the life of the swap and any movement in the value of the swap would be reflected in the movement in fair value of the senior notes. At October 31, 2009, the fair value of the swaps on 2015 and 2012 senior notes was an asset of $3 million with a corresponding increase in carrying value of the senior notes.

19. Other Long-Term Debt and Long-Term Restricted Cash & Cash Equivalents

The following table summarizes the company's long-term debt:

	Years Ended October 31,	
	2009	2008
	(in millions)	
World Trade debt	$1,500	$1,500
Other debt	16	14
Total long-term debt	$1,516	$1,514

World Trade Debt

In January 2006, World Trade entered into a five-year Master Repurchase Agreement with a counterparty in which World Trade sold 15,000 Class A preferred shares of Agilent Technologies (Cayco) Limited ("Cayco") to the counterparty, having an aggregate liquidation preference of $1.5 billion. World Trade owns all of the outstanding common shares of Cayco, a separate legal entity.

In September 2008, Agilent and World Trade entered into an agreement (the "Lloyds Related Agreement") with Lloyds TSB Bank plc ("Lloyds"). Under the Lloyds Related Agreement, on November 17, 2008 (the "Effective Date"), Lloyds accepted the transfer by novation of all of the rights and obligations of the counterparty under a revised Master Repurchase Agreement. On the Effective Date, Lloyds paid $1.5 billion to the prior counterparty in consideration of the novation and World Trade's repurchase obligation was extended to January 27, 2011 (the "Extended Repurchase Date"). World Trade is obligated to make aggregate quarterly payments to Lloyds at a rate per annum, reset quarterly, with reference to LIBOR plus 175 basis points beginning on the Effective Date.

Lloyds can accelerate the Extended Repurchase Date or cause a redemption of the preferred Cayco shares only upon certain events of default, but neither World Trade nor Agilent has the right to accelerate the Extended Repurchase Date. The World Trade obligation of $1.5 billion is recorded and classified as a long-term debt on our consolidated balance sheet.

Other Debt

On August 11, 2008 a consolidated wholly-owned subsidiary of Agilent, borrowed Indian Rupees equivalent to $15 million from Citibank N.A. at 12.75 percent per annum interest rate for 5 years, maturing on August 9, 2013 to finance a capital project in India. The loan is recorded and classified as long-term debt on our consolidated balance sheet.

Long-Term Restricted Cash & Cash Equivalents

As of October 31, 2009 and October 31, 2008, $1,566 million and $1,582 million were reported as long-term restricted cash and cash equivalents in our consolidated balance sheet, respectively. Of these amounts, $1,555 million and $1,571 million were held in commercial paper maintained in connection with our World Trade debt obligation as of October 31, 2009 and October 31, 2008, respectively.

20. Stock Repurchase Program

As of October 31, 2009, our Board of Directors authorized stock repurchase programs of up to $8.466 billion of our common stock. As of October 31, 2009, we had repurchased a total of approximately 220 million shares of our common stock for $7.624 billion. In addition, $3 million of service and legal fees were recorded in equity. All such shares and related costs are held as treasury stock and accounted for using the cost method. The remaining amount that is authorized under the 2008 program is $843 million. On March 26, 2009, the company announced that it was suspending its stock repurchase program until the end of the 2009 fiscal year. On November 15,

2009, the company's 2008 stock repurchase program expired upon the termination of its two-year term (see note 22 "Subsequent Event").

Share Repurchase Programs	Number of Shares Repurchased	Amount of Shares Repurchased
	(in millions)	
Fiscal Year 2005 Program	125	$4,466
Fiscal Year 2006 Program	56	$2,000
Fiscal Year 2008 Program		
Balance as of October 31, 2008	30	$1,001
Repurchases in 2009	9	157
Total for Fiscal Year 2008 Program	39	$1,158
Total	220	$7,624

21. Segment Information

Description of segments. We are a measurement company, providing core bio-analytical and electronic measurement solutions to the communications, electronics, life sciences and chemical analysis industries. Agilent has three businesses — bio-analytical measurement, electronic measurement and semi-conductor and board test — each of which comprises a reportable segment. In the beginning of the first fiscal quarter of 2009, we formed a new operating segment from our existing businesses: the semiconductor and board test segment. The new segment covers semiconductor equipment and services sold to semiconductor manufacturing and printer circuit board assembly customers. In addition, in the first quarter of 2009, we moved microscopy measurement from the bio-analytical measurement segment to the electronic measurement segment. All historical segment numbers have been recast to conform to this reporting structure in our financial statements. The segments were determined based primarily on how the chief operating decision maker views and evaluates our operations. Other factors, including customer base, homogeneity of products, technology and delivery channels, were also considered in determining our reportable segments.

A description of our three reportable segments is as follows:

- Bio-analytical measurement business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Our key product categories include: gas chromatography, liquid chromatography, mass spectrometry, inductively coupled plasma mass spectroscopy, microfluidics, electrophoresis, microarrays, PCR (Polymerase Chain Reaction) instrumentation, laboratory automation and robotics, software and informatics, and related bioreagents, consumables and services.

- Electronic measurement business provides standard and customized electronic measurement instruments and systems, monitoring, management and optimization tools for communications networks and services, software design tools and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment and communications networks and services. Related services include start-up assistance, instrument productivity and application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer's product lifecycle.

- Semiconductor and board test business provides standard and customized measurement instruments and systems which enable customers to develop and test state of the art semiconductors, test and inspect printed circuit boards, perform functional testing, and measure position and distance information to the sub-nanometer level.

A significant portion of the segments' expenses arise from shared services and infrastructure that we have historically provided to the segments in order to realize economies of scale and to efficiently use resources. These expenses, collectively called corporate charges, include costs of centralized research and development, legal, accounting, real estate, insurance services, information technology services, treasury and other corporate infrastructure expenses. Charges are allocated to the segments, and the allocations have been determined on a basis that we considered to be a reasonable reflection of the utilization of services provided to or benefits received by the segments.

The following tables reflect the results of our reportable segments under our management reporting system. The performance of each segment is measured based on several metrics, including adjusted income from operations. These results are used, in part, by the chief operating decision maker in evaluating the performance of, and in allocating resources to, each of the segments.

The profitability of each of the segments is measured after excluding restructuring and asset impairment charges, investment gains and losses, interest income, interest expense, non-cash amortization and impairment of other intangibles and other items as noted in the reconciliation below.

	Bio-analytical Measurement	Electronic Measurement	Semi Conductor and Board Test	Total Segments
	(in millions)			
Year ended October 31, 2009:				
Total net revenue	$2,063	$2,257	$161	$4,481
Income (loss) from operations	$ 390	$ 39	$(38)	$ 391
Depreciation expense	$ 41	$ 67	$ 4	$ 112
Share-based compensation expense	$ 30	$ 33	$ 3	$ 66
Year ended October 31, 2008:				
Total net revenue	$2,195	$3,228	$351	$5,774
Income from operations	$ 410	$ 451	$ 26	$ 887
Depreciation expense	$ 41	$ 77	$ 8	$ 126
Share-based compensation expense	$ 31	$ 46	$ 5	$ 82
Year ended October 31, 2007:				
Total net revenue	$1,876	$3,091	$453	$5,420
Income from operations	$ 307	$ 340	$ 71	$ 718
Depreciation expense	$ 41	$ 87	$ 14	$ 142
Share-based compensation expense	$ 48	$ 79	$ 12	$ 139

In 2009, share based compensation, in the table above, excludes $5 million of accelerated expense related to restructuring activities not allocated to the segment results.

The following table reconciles segment results to Agilent's total enterprise results from operations before taxes:

	Years Ended October 31,		
	2009	2008	2007
	(in millions)		
Total reportable segments' income from operations	$ 391	$ 887	$718
Restructuring related costs and asset impairment	(296)	(28)	(38)
Gain on sale of assets	–	–	9
Amortization of intangibles	(45)	(53)	(40)
Retirement plans net curtailment and settlement	16	–	–
Interest Income	29	113	172
Interest Expense	(88)	(123)	(91)
Other income (expense), net	19	30	5
Other	(19)	(11)	(65)
Income from operations before taxes, as reported	$ 7	$ 815	$670

Major customers. No customer represented 10 percent or more of our total net revenue in 2009, 2008 or 2007.

The following table presents assets and capital expenditures directly managed by each segment. Unallocated assets primarily consist of cash, cash equivalents, accumulated amortization of other intangibles, the valuation allowance relating to deferred assets and other assets.

	Bio-analytical Measurement	Electronic Measurement	Semi Conductor and Board Test	Total Segments
	(in millions)			
As of October 31, 2009:				
Assets	$1,482	$1,729	$355	$3,566
Capital expenditures	$ 51	$ 74	$ 3	$ 128
As of October 31, 2008:				
Assets	$1,505	$2,014	$387	$3,906
Capital expenditures	$ 60	$ 86	$ 8	$ 154

The following table reconciles segment assets to Agilent's total assets:

	October 31, 2009	October 31, 2008
	(in millions)	
Total reportable segments' assets	$3,566	$3,906
Cash, cash equivalents and short-term investments	2,493	1,429
Prepaid expenses	119	191
Investments	157	200
Restricted cash and cash equivalents	1,566	1,582
Long-term and other receivables	172	179
Other, including valuation allowance	(461)	(480)
Total assets	$7,612	$7,007

Geographic Information

The following table presents summarized information for net revenue and long-lived assets by geographic region for continuing operations. Long lived assets consist of property, plant, and equipment, long-term receivables and other long-term assets excluding intangible assets. The rest of the world primarily consists of Southeast Asia and Europe.

	United States	China	Japan	Rest of the World	Total
			(in millions)		
Net revenue:					
Year ended October 31, 2009	$1,495	$598	$476	$1,912	$4,481
Year ended October 31, 2008	$1,834	$642	$663	$2,635	$5,774
Year ended October 31, 2007	$1,867	$515	$638	$2,400	$5,420

	United States	Japan	Rest of the World	Total
		(in millions)		
Long-lived assets:				
October 31, 2009	$583	$185	$416	$1,184
October 31, 2008	$638	$170	$430	$1,238

22. Subsequent Event

We evaluated all events or transactions that occurred after October 31, 2009 and up to December 21, 2009, the date we issued these financial statements.

On November 19, 2009 our Board of Directors approved a new share-repurchase program to reduce or eliminate dilution in connection with issuances of stock under the company's equity incentive plans. The new share-repurchase program does not require the company to acquire a specific number of shares and may be suspended or discontinued at any time. There is no fixed termination date for the new share-repurchase program.

QUARTERLY SUMMARY

(Unaudited)

	Three Months Ended			
	January 31,	April 30,	July 31,	October 31,
	(in millions, except per share data)			
2009				
Net revenue	$ 1,166	$ 1,091	$ 1,057	$ 1,167
Gross profit	589	530	539	634
Income (loss) from operations	24	(47)	(1)	71
Net income (loss)	$ 64	$ (101)	$ (19)	$ 25
Net income (loss) per share — Basic:	$ 0.18	$ (0.29)	$ (0.06)	$ 0.07
Net income (loss) per share — Diluted:	$ 0.18	$ (0.29)	$ (0.06)	$ 0.07
Weighted average shares used in computing net income (loss) per share:				
Basic	351	344	345	346
Diluted	352	344	345	350
Range of stock prices on NYSE	$14.76-25.07	$12.02-19.69	$17.26-23.89	$23.14-24.74
2008				
Net revenue	$ 1,393	$ 1,456	$ 1,444	$ 1,481
Gross profit	756	807	803	830
Income from operations	134	191	218	252
Net income	$ 120	$ 173	$ 169	$ 231
Net income per share — Basic:	$ 0.32	$ 0.48	$ 0.47	$ 0.65
Net income per share — Diluted:	$ 0.31	$ 0.47	$ 0.45	$ 0.64
Weighted average shares used in computing net income per share:				
Basic	371	363	362	355
Diluted	382	370	372	362
Range of stock prices on NYSE	$31.26-38.24	$28.79-34.86	$29.89-38.00	$18.75-22.19

RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

Continued depressed general economic conditions and uncertainties in the global credit and equity markets may adversely affect our operating results and financial condition.

Our business is sensitive to changes in general economic conditions, both inside and outside the U.S. Worldwide financial markets have experienced extreme disruption in the past year, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades and declining valuations of investments. These disruptions are likely to have an ongoing adverse effect on the world economy. We are unable to predict how long the economic downturn will last. A continuing economic downturn and continuing financial market disruptions may adversely impact our business resulting in:

- reduced demand for our products realized by diminished new orders and increases in order cancellations;
- increased risk of excess and obsolete inventories;
- increased pressure on the prices for our products and services;
- greater difficulty in collecting accounts receivable;
- reduced access to the credit markets to meet short term cash needs in the U.S.; and
- greater risk of impairment to the value, and a detriment to the liquidity, of our investment portfolio.

Our operating results and financial condition could be harmed if the markets into which we sell our products decline or do not grow as anticipated.

Visibility into our markets is limited. Our quarterly sales and operating results are highly dependent on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast. In addition, our revenues and earnings forecasts for future fiscal quarters are often based on the expected seasonality or cyclicality of our markets. However, the markets we serve do not always experience the seasonality or cyclicality that we expect. Any decline in our customers' markets or in general economic conditions, including declines related to the current market disruptions described above, would likely result in a reduction in demand for our products and services. For example, we experienced weakness in almost all sectors during the year due to declines in market activity caused largely by the continued global economic downturn. The broader semiconductor market is one of the drivers for our electronic measurement business, and therefore, a decrease in the semiconductor market could harm our electronic measurement business. Also, if our customers' markets decline, we may not be able to collect on outstanding amounts due to us. Such declines could harm our consolidated financial position, results of operations, cash flows and stock price, and could limit our ability to sustain profitability. Also, in such an environment, pricing pressures could intensify. Since a significant portion of our operating expenses is relatively fixed in nature due to sales, research and development and manufacturing costs, if we were unable to respond quickly enough these pricing pressures could further reduce our gross margins.

The actions that we are taking to reduce costs could have long-term adverse effects on our business.

Since December 2008, we have announced and implemented significant restructuring activities in our global infrastructure organization and our semiconductor and board test segment and electronic measurement segment. This restructuring program and regular ongoing evaluations of our cost structure, could have the effect of reducing our talent pool and available resources and, consequently, could have long-term effects on our business by decreasing or slowing improvements in our products, affecting our ability to respond to customers, limiting our ability to increase production quickly if and when the demand for our products increases, and limiting our ability to hire and retain key personnel. These circumstances could harm our consolidated financial position, results of operations, cash flows, and stock price, and could limit our ability to sustain profitability.

If we do not introduce successful new products and services in a timely manner, our products and services will become obsolete, and our operating results will suffer.

We generally sell our products in industries that are characterized by rapid technological changes, frequent new product and service introductions and changing industry standards. In addition, many of the markets in which we operate are seasonal and cyclical. Without the timely introduction of new products, services and enhancements, our products and services will become technologically obsolete over time, in which case our revenue and operating results would suffer. The success of our new products and services will depend on several factors, including our ability to:

- properly identify customer needs;
- innovate and develop new technologies, services and applications;
- successfully commercialize new technologies in a timely manner;
- manufacture and deliver our products in sufficient volumes on time;
- differentiate our offerings from our competitors' offerings;
- price our products competitively;
- anticipate our competitors' development of new products, services or technological innovations; and
- control product quality in our manufacturing process.

Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring products to market and damage our reputation. Dependence on outsourced information technology and other administrative functions may impair our ability to operate effectively.

As part of our efforts to streamline operations and to cut costs, we have been outsourcing aspects of our manufacturing processes and other functions and will continue to evaluate additional outsourcing. If our contract manufacturers or other outsourcers fail to perform their obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, during a market upturn, our contract manufacturers may be unable to meet our demand requirements, which may preclude us from fulfilling our customers' orders on a timely basis. The ability of these manufacturers to perform is largely outside of our control. In addition, we outsource significant portions of our information technology ("IT") function and other administrative functions. Since IT is critical to our operations, any failure to perform on the part of the IT providers could impair our ability to operate effectively. In addition to the risks outlined above, problems with manufacturing or IT outsourcing could result in lower revenues, unexecuted efficiencies, and impact our results of operations and our stock price. Much of our outsourcing takes place in developing countries and, as a result, may be subject to geopolitical uncertainty.

Failure to adjust our purchases due to changing market conditions or failure to estimate our customers' demand could adversely affect our income.

Our income could be harmed if we are unable to adjust our purchases to market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products and services are dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile, making demand difficult to anticipate. During a market upturn, we may not be able to purchase sufficient supplies or components to meet increasing product demand, which could materially affect our results. In addition, some of the parts that require custom design are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. Should a supplier cease manufacturing such a component, we would be forced to reengineer our product. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact our ability to adjust our inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our communications and electronics products has decreased. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges.

Our income may suffer if our manufacturing capacity does not match the demand for our products.

Because we cannot immediately adapt our production capacity and related cost structures to rapidly changing market conditions, when demand does not meet our expectations, our manufacturing capacity will likely exceed our production requirements. If, during a general market upturn or an upturn in one of our segments, we cannot increase our manufacturing capacity to meet product demand, we will not be able to fulfill orders in a timely manner. This inability could materially and adversely limit our ability to improve our results. By contrast, if during an economic downturn we had excess manufacturing capacity, then our fixed costs associated with excess manufacturing capacity would adversely affect our income.

Economic, political and other risks associated with international sales and operations could adversely affect our results of operations.

Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will continue to represent a majority of our total revenue. In addition, many of our employees, contract manufacturers, suppliers, job functions and manufacturing facilities are increasingly located outside the U.S. Accordingly, our future results could be harmed by a variety of factors, including:

- interruption to transportation flows for delivery of parts to us and finished goods to our customers;
- changes in foreign currency exchange rates;
- changes in a specific country's or region's political, economic or other conditions;
- trade protection measures and import or export licensing requirements;
- negative consequences from changes in tax laws;
- difficulty in staffing and managing widespread operations;

- differing labor regulations;
- differing protection of intellectual property;
- unexpected changes in regulatory requirements; and
- geopolitical turmoil, including terrorism and war.

We centralized most of our accounting processes to two locations: India and Malaysia. These processes include general accounting, cost accounting, accounts payable and accounts receivables functions. If conditions change in those countries, it may adversely affect operations, including impairing our ability to pay our suppliers and collect our receivables. Our results of operations, as well as our liquidity, may be adversely affected and possible delays may occur in reporting financial results.

In addition, although the majority of our products are priced and paid for in U.S. dollars, a significant amount of certain types of expenses, such as payroll, utilities, tax, and marketing expenses, are paid in local currencies. Our hedging programs reduce, but do not always entirely eliminate, within any given twelve month period, the impact of currency exchange rate movements, and therefore fluctuations in exchange rates, including those caused by currency controls, could impact our business operating results and financial condition by resulting in lower revenue or increased expenses. However, for expenses beyond that twelve month period, our hedging strategy does not mitigate our exposure. In addition, our currency hedging programs involve third party financial institutions as counterparties. These financial institutions, generally, have experienced and continue to experience significant adverse effects on their business from the current decline in general economic conditions and uncertainties in the global credit and equity markets. The weakening or failure of financial institution counterparties may adversely affect our hedging programs and our financial condition through, among other things, a reduction in available counterparties, increasingly unfavorable terms, and the failure of the counterparties to perform under hedging contracts.

Our business will suffer if we are not able to retain and hire key personnel.

Our future success depends partly on the continued service of our key research, engineering, sales, marketing, manufacturing, executive and administrative personnel. If we fail to retain and hire a sufficient number of these personnel, we will not be able to maintain or expand our business. The markets in which we operate are very dynamic, and our businesses continue to respond with reorganizations, workforce reductions and site closures. We believe our pay levels are very competitive within the regions that we operate. However, there is also intense competition for certain highly technical specialties in geographic areas where we continue to recruit, and it may become more difficult to retain our key employees, especially in light of our ongoing restructuring efforts.

The impact of consolidation of competitors in the electronic measurement and life sciences markets is difficult to predict and may harm our business.

The electronic measurement and life sciences industries are intensely competitive and have been subject to increasing consolidation. For instance, in September 2009, Danaher Corporation announced an agreement to acquire the Life Sciences Instrumentation Businesses from MDS Inc. and Life Technologies Corp. Consolidation in the electronic measurement and life sciences industries could result in existing competitors increasing their market share through business combinations, which could have a material adverse effect on our business, financial condition and results of operations. We may not be able to compete successfully in an increasingly consolidated industry and cannot predict with certainty how industry consolidation will affect our competitors or us.

Our acquisitions, strategic alliances, joint ventures and divestitures may result in financial results that are different than expected.

In the normal course of business, we frequently engage in discussions with third parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures, and generally expect to complete several transactions per year. For example, in fiscal 2009, we completed a number of acquisitions and divestitures. In addition, in July 2009, we agreed to acquire Varian, Inc. The closing of the Varian acquisition is subject to certain closing conditions, including, but not limited to, the receipt of antitrust approvals in both the U.S. and the European Union. As a result of such transactions, our financial results may differ from our own or the investment community's expectations in a given fiscal quarter, or over the long term. Such transactions often have post-closing arrangements including but not limited to post-closing adjustments, transition services, escrows or indemnifications, the financial results of which can be difficult to predict. In addition, acquisitions, including the Varian acquisition, and strategic alliances may require us to integrate a different company culture, management team and business infrastructure. We may have difficulty developing, manufacturing and marketing the products of a newly acquired company in a way that enhances the performance of our combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, our successful integration of the entity depends on a variety of factors, including:

- the retention of key employees;
- the management of facilities and employees in different geographic areas;
- the retention of key customers;
- the compatibility of our sales programs and facilities with those of the acquired company; and
- the compatibility of our existing infrastructure with that of an acquired company.

In addition, effective internal controls are necessary for us to provide reliable and accurate financial reports and to effectively prevent fraud. The integration of acquired businesses is likely to result in our systems and controls becoming increasingly complex and more difficult to manage. We devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. However, we cannot be certain that these measures will ensure that we design, implement and maintain adequate control over our financial processes and reporting in the future, especially in the context of acquisitions of other businesses. Any difficulties in the assimilation of acquired businesses into our control system could harm our operating results or cause us to fail to meet our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

A successful divestiture depends on various factors, including our ability to:

- effectively transfer liabilities, contracts, facilities and employees to the purchaser;
- identify and separate the intellectual property to be divested from the intellectual property that we wish to keep; and
- reduce fixed costs previously associated with the divested assets or business.

In addition, if customers of the divested business do not receive the same level of service from the new owners, this may adversely affect our other businesses to the extent that these customers also purchase other Agilent products. All of these efforts require varying levels of management resources, which may divert our attention from other business operations. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows and stock price could be negatively impacted.

If we do not achieve the contemplated benefits of our pending acquisition of Varian, Inc., our business and financial condition may be materially impaired.

We may not achieve the desired benefits from our pending acquisition of Varian. In addition, the consummation of the Varian acquisition is subject to certain closing conditions, including, but not limited to, the receipt of antitrust approvals in both the U.S. and the European Union. While we intend to consummate the Varian acquisition as soon as practicable after such approvals are obtained, there can be no assurance that we will obtain such approvals or satisfy the other conditions to consummation of the Varian acquisition when expected or at all, which could, among other things, delay or prevent us from completing the acquisition or restrict our ability to realize the expected financial and strategic goals of the transaction.

The acquisition involves the integration of Varian with the rest of our company. If we cannot successfully integrate Varian's operations, we may experience material negative consequences to our business, financial condition or results of operations. The integration of two businesses that have previously operated separately will be a costly and time-consuming process that will involve a number of risks, including, but not limited to:

- diversion of senior management's attention from the management of daily operations to the integration of operations;
- difficulties in the assimilation of different corporate cultures, practices and sales and distribution methodologies, as well as in the assimilation and retention of geographically dispersed, decentralized operations and personnel;
- the potential loss of key personnel who choose not to join the combined business;
- the potential loss of key customers who choose not to do business with the combined business;
- the risk of higher than anticipated costs in continuing support and development of acquired products;
- difficulties and unanticipated expenses related to the integration of facilities, departments, systems, including accounting systems, computer and other technologies, books and records and procedures, as well as in maintaining uniform standards, including internal accounting controls, procedures and policies;
- difficulties and uncertainties in achieving anticipated cost reductions and operational synergies; and
- the use of cash resources and increased capital expenditures on integration and implementation activities in excess of our current expectations, which could offset any such savings and other synergies resulting from the Varian acquisition and limit other potential uses of our cash, including stock repurchases and retirement of outstanding debt.

Even if we are able to successfully integrate the operations of Varian, we may not be able to realize the cost savings, synergies and growth that we anticipate from the acquisition in the time frame that we currently expect, and the costs of achieving these benefits may be higher than what we currently expect, because of a number of risks, including, but not limited to:

- the possibility that the acquisition may not further our business strategy as we expected;
- the fact that the acquisition will substantially expand our bio-analytical measurement business, and we may not experience anticipated growth in that market;
- our operating results or financial condition may be adversely impacted by liabilities that we assume in the acquisition or liabilities related to the acquisition, including claims from terminated employees, customers, former stockholders or other third parties;
- the risk of intellectual property disputes with respect to Varian's products; and
- the risk that we may significantly increase our interest expense, leverage and debt service requirements, to the extent that we incur debt to pay for the acquisition.

As a result of these risks, the Varian acquisition may not contribute to our earnings as expected, we may not achieve expected cost synergies or our return on invested capital targets when expected, or at all, and we may not achieve the other anticipated strategic and financial benefits of this transaction.

Environmental contamination from past operations could subject us to unreimbursed costs and could harm on-site operations and the future use and value of the properties involved and environmental contamination caused by ongoing operations could subject us to substantial liabilities in the future.

Some of our properties are undergoing remediation by the Hewlett-Packard Company ("HP") for subsurface contaminations that were known at the time of our separation from HP. HP has agreed to retain the liability for this subsurface contamination, perform the required remediation and indemnify us with respect to claims arising out of that contamination. HP will have access to our properties to perform remediation. While HP has agreed to minimize interference with on-site operations at those properties, remediation activities and subsurface contamination may require us to incur unreimbursed costs and could harm on-site operations and the future use and value of the properties. We cannot be sure that HP will continue to fulfill its indemnification or remediation obligations. In addition, the determination of the existence and cost of any additional contamination caused by us could involve costly and time-consuming negotiations and litigation.

We have agreed to indemnify HP for any liability associated with contamination from past operations at all other properties transferred from HP to us, other than those properties currently undergoing remediation by HP. While we are not aware of any material liabilities associated with any potential subsurface contamination at any of those properties, subsurface contamination may exist, and we may be exposed to material liability as a result of the existence of that contamination.

Our current and historical manufacturing processes involve, or have involved, the use of substances regulated under various international, federal, state and local laws governing the environment. As a result, we may become subject to liabilities for environmental contamination, and these liabilities may be substantial. While we have divested substantially all of our semiconductor related businesses to Avago and Verigy and regardless of indemnification arrangements with those parties, we may still become subject to liabilities for historical environmental contamination related to those businesses. Although our policy is to apply strict standards for environmental protection at our sites inside and outside the U.S., even if the sites outside the U.S. are not subject to regulations imposed by foreign governments, we may not be aware of all conditions that could subject us to liability.

Our customers and we are subject to various governmental regulations, compliance with which may cause us to incur significant expenses, and if we fail to maintain satisfactory compliance with certain regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our businesses are subject to various significant international, federal, state and local regulations, including but not limited to health and safety, packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have tended to become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could also result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Our products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies such as the U.S. Federal Communications Commission. We also must comply with work safety rules. If we fail to adequately address any of these regulations, our businesses could be harmed.

Some of our chemical analysis products are used in conjunction with chemicals whose manufacture, processing, distribution and notification requirements are regulated by the U.S. Environmental Protection Agency under the Toxic Substances Control Act, and by regulatory bodies in other countries with laws similar to the Toxic Substances Control Act. We must conform the manufacture, processing, distribution of and notification about these chemicals to these laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, then we could be made to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We are subject to laws and regulations, and failure to address or comply with these laws and regulations could harm our business by leading to a reduction in revenue associated with certain customers.

We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations might result in suspension of these contracts, or administrative penalties.

A number of our products from our bio-analytical measurement business are subject to regulation by the United States Food and Drug Administration ("FDA") and certain similar foreign regulatory agencies. If we or any of our suppliers or distributors fail to comply with FDA and other applicable regulatory requirements or are perceived to potentially have failed to comply, we may face, among other things, adverse publicity affecting both us and our customers, investigations or notices of non-compliance, fines, injunctions, and civil penalties; partial suspensions or total shutdown of production facilities or the imposition of operating restrictions; increased difficulty in obtaining required FDA clearances or approvals; seizures or recalls of our products or those of our customers; or the inability to sell our products.

Third parties may claim that we are infringing their intellectual property and we could suffer significant litigation or licensing expenses or be prevented from selling products or services.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. We analyze and take action in response to such claims on a case by case basis. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to significant damages or to an injunction against development and sale of certain of our products or services. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Third parties may infringe our intellectual property and we may suffer competitive injury or expend significant resources enforcing our rights.

Our success depends in large part on our proprietary technology. We rely on various intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as confidentiality provisions and licensing arrangements, to establish our proprietary rights. If we do not enforce our intellectual property rights successfully our competitive position may suffer which could harm our operating results.

Our pending patent applications, and our pending copyright and trademark registration applications, may not be allowed or competitors may challenge the validity or scope of our patents, copyrights or trademarks. In addition, our patents, copyrights, trademarks and other intellectual property rights may not provide us a significant competitive advantage.

We may need to spend significant resources monitoring our intellectual property rights and we may or may not be able to detect infringement by third parties. Our competitive position may be harmed if we cannot detect infringement and enforce our intellectual property rights quickly or at all. In some circumstances, we may choose to not pursue enforcement because an infringer has a dominant intellectual property position or for other business reasons. In addition, competitors might avoid infringement by designing around our intellectual property rights or by developing non-infringing competing technologies. Intellectual property rights and our ability to enforce them may be unavailable or limited in some countries which could make it easier for competitors to capture market share and could result in lost revenues. Furthermore, some of our intellectual property is licensed to others which allow them to compete with us using that intellectual property.

We are subject to ongoing tax examinations of our tax returns by the Internal Revenue Service and other tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations, financial condition and liquidity.

We are subject to ongoing tax examinations of our tax returns by the U.S. Internal Revenue Service and other tax authorities in various jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. Intercompany transactions associated with the sale of inventory, services, intellectual property and cost share arrangements are complex and affect our tax liabilities. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. There can be no assurance that the outcomes from ongoing tax examinations will not have an adverse effect on our operating results and financial condition. A difference in the ultimate resolution of tax uncertainties from what is currently estimated could have an adverse effect on our operating results and financial condition.

Adverse conditions in the global banking industry and credit markets may adversely impact the value of our cash investments or impair our liquidity.

At the end of our fourth quarter in fiscal 2009, we had cash and cash equivalents of approximately $2.5 billion invested or held in a mix of money market funds, time deposit accounts and bank demand deposit accounts. The recent disruptions in the financial markets have, in some cases, resulted in an inability to access assets such as money market funds that traditionally have been viewed as highly liquid. Any failure of our counterparty financial institutions or funds in which we have invested may adversely impact our cash and cash equivalent positions and, in turn, our results and financial condition. As of October 31, 2009, we also had $1.6 billion of restricted cash which is invested in a portfolio of highly rated, short term commercial paper. This restricted cash is invested in a diverse portfolio of commercial paper rated A-1+/P-1 with maturities of less than 100 days, in each case, at the time of purchase; however, a failure of the issuer of any such commercial paper may result in an adverse impact on the portfolio.

We have outstanding debt and may incur other debt in the future, which could adversely affect our financial condition, liquidity and results of operations.

We currently have outstanding an aggregate principal amount of $1,350 million in senior unsecured notes. We also are a party to a five-year senior unsecured revolving credit facility under which we may borrow up to $330 million. We may borrow additional amounts in the future and use the proceeds from any future borrowing for general corporate purposes, other future acquisitions, expansion of our business or repurchases of our outstanding shares of common stock. We may enter into additional financing arrangements in order to satisfy our $1.5 billion repurchase obligation of Agilent Technologies World Trade, which is scheduled to come due in January 2011.

Our incurrence of this debt, and increases in our aggregate levels of debt, may adversely affect our operating results and financial condition by, among other things:

- increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;
- requiring the dedication of an increased portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures, acquisitions and stock repurchases; and

- limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

Our current revolving credit facility imposes restrictions on us, including restrictions on our ability to create liens on our assets and the ability of our subsidiaries to incur indebtedness, and requires us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. In addition, the indenture governing our senior notes contains covenants that may adversely affect our ability to incur certain liens or engage in certain types of sale and leaseback transactions. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, our outstanding indebtedness could be declared immediately due and payable.

Our results of operations, financial condition and liquidity could be adversely affected if our long-term leasehold counterparty becomes insolvent and the credit support on the leasehold transaction fails.

In February 2001, we sold a parcel of surplus land in San Jose, California for $287 million in cash. In August 2001, we completed a like-kind exchange by acquiring a long-term leasehold interest in several municipal properties in southern California for a total value of $289 million. In 2002, we received $237 million in non-refundable prepaid rent related to the leasehold interests described above. We contracted with a third party to provide credit protection for certain aspects of the transaction, including a future bankruptcy of the municipality. The current third party insurer is a subsidiary of American International Group Inc. ("AIG") which has recently experienced a credit rating downgrade by Moody's and Standard & Poor's and has been the recipient of U.S federal government sponsored loans. If the municipality was to become insolvent and the credit support on the transaction was to fail, our results of operations, financial condition and liquidity could be adversely affected.

We have substantial cash requirements in the United States while a majority of our cash is generated outside of the United States. The failure to maintain a level of cash sufficient to address our cash requirements in the United States could adversely affect our financial condition and results of operations.

Although cash generated in the United States covers normal operating requirements and debt service requirements, a substantial amount of additional cash is required for special purposes such as the Varian acquisition, the satisfaction of our $1.5 billion repurchase obligation of World Trade scheduled to come due in January 2011, the repurchases of our stock and acquisitions of other third parties. Our business operating results, financial condition, and strategic initiatives could be adversely impacted if we were unable to address our U.S. cash requirements through (1) the efficient and timely repatriations of overseas cash or (2) other sources of cash obtained at an acceptable cost.

If we suffer a loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our factories, facilities and distribution system are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. In particular, several of our facilities could be subject to a catastrophic loss caused by earthquake due to their locations. Our production facilities, headquarters and Agilent Technologies Laboratories in California, and our production facilities in Washington and Japan, are all located in areas with above-average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. In addition, since we have consolidated our manufacturing facilities, we are more likely to experience an interruption to our operations in the event of a catastrophe in any one location. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism. Also, our third party insurance coverage will vary from time to time in both type and amount depending on availability, cost and our decisions with respect to risk retention. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain third party insurance. If our third party insurance coverage is adversely affected, or to the extent we have elected to self-insure, we may be at a greater risk that our operations will be harmed by a catastrophic loss.

- limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

Our current revolving credit facility imposes restrictions on us, including restrictions on our ability to create liens on our assets and the ability of our subsidiaries to incur indebtedness, and requires us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. In addition, the indenture governing our senior notes contains covenants that may adversely affect our ability to incur certain liens or engage in certain types of sale and leaseback transactions. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, our outstanding indebtedness could be declared immediately due and payable.

Our results of operations, financial condition and liquidity could be adversely affected if our long-term leasehold counterparty becomes insolvent and the credit support on the leasehold transaction fails.

In February 2001, we sold a parcel of surplus land in San Jose, California for $287 million in cash. In August 2001, we completed a like-kind exchange by acquiring a long-term leasehold interest in several municipal properties in southern California for a total value of $289 million. In 2002, we received $237 million in non-refundable prepaid rent related to the leasehold interests described above. We contracted with a third party to provide credit protection for certain aspects of the transaction, including a future bankruptcy of the municipality. The current third party insurer is a subsidiary of American International Group Inc. ("AIG") which has recently experienced a credit rating downgrade by Moody's and Standard & Poor's and has been the recipient of U.S federal government sponsored loans. If the municipality was to become insolvent and the credit support on the transaction was to fail, our results of operations, financial condition and liquidity could be adversely affected.

We have substantial cash requirements in the United States while a majority of our cash is generated outside of the United States. The failure to maintain a level of cash sufficient to address our cash requirements in the United States could adversely affect our financial condition and results of operations.

Although cash generated in the United States covers normal operating requirements and debt service requirements, a substantial amount of additional cash is required for special purposes such as the Varian acquisition, the satisfaction of our $1.5 billion repurchase obligation of World Trade scheduled to come due in January 2011, the repurchases of our stock and acquisitions of other third parties. Our business operating results, financial condition, and strategic initiatives could be adversely impacted if we were unable to address our U.S. cash requirements through (1) the efficient and timely repatriations of overseas cash or (2) other sources of cash obtained at an acceptable cost.

If we suffer a loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our factories, facilities and distribution system are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. In particular, several of our facilities could be subject to a catastrophic loss caused by earthquake due to their locations. Our production facilities, headquarters and Agilent Technologies Laboratories in California, and our production facilities in Washington and Japan, are all located in areas with above-average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. In addition, since we have consolidated our manufacturing facilities, we are more likely to experience an interruption to our operations in the event of a catastrophe in any one location. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism. Also, our third party insurance coverage will vary from time to time in both type and amount depending on availability, cost and our decisions with respect to risk retention. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain third party insurance. If our third party insurance coverage is adversely affected, or to the extent we have elected to self-insure, we may be at a greater risk that our operations will be harmed by a catastrophic loss.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of October 31, 2009, pursuant to and as required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2009, the company's disclosure controls and procedures, as defined by Rule 13a-15(b) under the Exchange Act, were effective and designed to ensure that (i) information required to be disclosed in the company's reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of October 31, 2009.

The effectiveness of our internal control over financial reporting as of October 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during Agilent's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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